As filed with the Securities and Exchange Commission on September 25, 2002
SEC Registration No. 333-96721

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Corrections Corporation of America

(and certain of its wholly owned subsidiaries identified on the following page)
(Exact name of registrant as specified in its charter)

Maryland	8744	62-1763875
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Burton Hills Boulevard

Nashville, Tennessee 37215
(615) 263-3000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive office)

Copy to:

John D. Ferguson Chief Executive Officer and President 10 Burton Hills Boulevard Nashville, Tennessee 37215 Telephone: (615) 263-3000 Facsimile: (615) 263-3010	Elizabeth E. Moore, Esq. Albert J. Bart, Esq. Stokes Bartholomew Evans & Petree, P.A. 424 Church Street, Suite 2800 Nashville, Tennessee 37219 Telephone: (615) 259-1450 Facsimile: (615) 259-1470
(Name, address, telephone number and facsimile number, including area code, of agent for service)

      Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Registrant as Specified	State or Other Jurisdiction of	Primary Standard	I.R.S. Employer
in its Charter or Organizational	Incorporation or	Industrial Classification	Identification
Document*	Organization	Code Number	Number

CCA of Tennessee, Inc.	Tennessee	8744	62-1806755
Prison Realty Management, Inc.	Tennessee	8744	62-1696286
Technical and Business Institute of America, Inc.	Tennessee	8744	38-2999108
TransCor America, LLC	Tennessee	8744	62-1428259
CCA International, Inc.	Delaware	8744	62-1310460

*	Addresses and telephone numbers of principal executive offices are the same as that of Corrections Corporation of America, except for TransCor America, LLC, whose principal address is 646 Melrose Avenue, Nashville, Tennessee 37211 and telephone number is (615) 251-7008.

The information in this prospectus is not complete and may be changed. We may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to Completion, dated September 25, 2002

PROSPECTUS

Offer to Exchange

up to $250,000,000 of 9 7/8% Senior Notes due 2009
for
up to $250,000,000 of 9 7/8% Senior Notes due 2009
that have been registered under the Securities Act of 1933

Terms of the exchange offer:

•	Expires at 12:00 midnight, New York City time, on , 2002, unless extended.

•	The only conditions to completing the exchange offer are that the exchange offer not violate applicable law or applicable interpretations of the staff of the Securities and Exchange Commission and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer.

•	All old notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The terms of the registered notes to be issued in the exchange offer are substantially identical to the old notes that we issued on May 3, 2002, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes that will not apply to the registered notes. The registered notes will be unconditionally guaranteed by all of our existing domestic subsidiaries (other than our Puerto Rican subsidiary) and all of our future domestic subsidiaries.

•	We will not receive any cash proceeds from the exchange offer.

•	We believe the exchange of registered notes for outstanding notes will not be a taxable event for U.S. federal income tax purposes.

      You should consider carefully the “Risk Factors” beginning on page 17 of this prospectus before participating in the exchange offer.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September      , 2002

SUMMARY
Terms of the Registered Notes
RISK FACTORS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INCORPORATION OF INFORMATION BY REFERENCE
THE EXCHANGE OFFER
USE OF PROCEEDS
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA AND PRO FORMA RESULTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
DESCRIPTION OF CERTAIN INDEBTEDNESS AND PREFERRED STOCK
DESCRIPTION OF THE REGISTERED NOTES
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
INDEPENDENT PUBLIC ACCOUNTANTS
PART II
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES

      This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus. See “Where You Can Find Additional Information” and “Incorporation of Information by Reference.” This information, excluding exhibits to the information unless the exhibits are specifically incorporated by reference into the information, is available without charge to any holder or beneficial owner of outstanding notes upon written or oral request to our Investor Relations Department at 10 Burton Hills Boulevard, Nashville, Tennessee 37215, telephone number (615) 263-3000. To obtain timely delivery of this information, you must request this information no later than five business days before the expiration of the exchange offer. Therefore, you must request information on or before                     , 2002.

SUMMARY

      The following is a summary of the material information appearing elsewhere in this prospectus. The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) contained elsewhere in this prospectus or incorporated by reference herein. We refer to Corrections Corporation of America and its subsidiaries as “we” or “CCA,” unless the context clearly indicates otherwise. References to “notes” means both the old notes and the registered notes, unless the context otherwise requires.

The Exchange Offer

      On May 3, 2002, we issued in a private placement $250.0 million in aggregate principal amount of our 9 7/8% Senior Notes due 2009, which we refer to as the “old notes.” We refer to this private placement as the “original note offering.” We entered into a registration rights agreement with the initial purchasers of the notes in which we agreed to deliver to you this prospectus. You are entitled to exchange your old notes in the exchange offer for registered notes with substantially identical terms. Unless you are a broker-dealer or unable to participate in the exchange offer, we believe that the notes to be issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933. You should read the discussions under the headings “The Exchange Offer” and “Description of the Registered Notes” for further information regarding the registered notes.

The Company

General

      We are the nation’s largest owner and operator of privatized correctional and detention facilities and one of the largest prison operators in the United States behind only the federal government and four states. We own 40 correctional, detention and juvenile facilities, three of which we lease to other operators, and one additional facility which is not yet in operation. We currently operate 61 facilities (including our McRae, Georgia facility which is anticipated to commence full operations during the fourth quarter of 2002), including 37 facilities that we own, with a total design capacity of approximately 60,000 beds in 21 states and the District of Columbia. For the year ended December 31, 2001, we had revenues of $980.8 million. For the year ended December 31, 2001, we had operating income before depreciation and amortization and impairment losses which we, along with our lenders, securities analysts, and other interested parties commonly refer to as, and which will be referred to herein as, adjusted EBITDA, of $192.7 million. For the six months ended June 30, 2002, we had revenues and adjusted EBITDA of $478.7 million and $91.7 million, respectively. Adjusted EBITDA is not a measure of performance under generally accepted accounting principles, and other companies may compute adjusted EBITDA differently than we do. For a reconciliation of adjusted EBITDA to net income as defined under generally accepted accounting principles, see Note 1 to our table of “Summary Historical Financial and Operating Data” included in this prospectus.

      We manage approximately 50% of all privately managed prison beds in the United States. We have approximately 14,000 employees and provide management services for minimum-, medium- and maximum-security inmates under contracts with approximately 60 federal, state and local agencies. In addition to providing the fundamental residential services relating to inmates, our facilities offer a variety of rehabilitation and educational programs, including basic education, religious services, life skills and employment training and substance abuse treatment. These services are intended to reduce recidivism and to prepare inmates for their successful re-entry into society upon their release. In addition, we provide health care (including medical, dental and psychiatric services), food services and work and recreational programs. We also provide inmate transportation services for government agencies through our subsidiary, TransCor America, LLC.

      Under our management services contracts, government agencies pay us at an inmate per diem rate based upon actual or minimum guaranteed occupancy levels. Our management service contracts typically have terms of one to five years, and contain multiple renewal options exercisable at the option of the contracting government agency. We have over 40 contracts with government entities for which we have been providing services for five years or more. Our management services contracts have been a reliable source of revenue, reflected by the renewal of over 90% of our contracts over the past three years. Furthermore, a substantial majority of our customers are government entities with a single-A credit rating or higher.

      We increased average system-wide occupancy, based on rated capacity, for facilities in operation to 88.5% for the year ended December 31, 2001 from 84.8% for the year ended December 31, 2000. Our average system-wide occupancy for facilities in operation for the quarter ended June 30, 2002 was 89.2%, with system-wide occupancy for facilities in operation of 89.5% at June 30, 2002. Excluding our Northeast Ohio Correctional Center, which is currently idle, our average occupancy would have been 91.0% for the year ended December 31, 2001 and 92.3% for the quarter ended June 30, 2002, and, at June 30, 2002, our system-wide occupancy would have been 92.6%. These occupancy rates exclude our 1,500 bed McRae, Georgia facility which we anticipate will commence full operations during the fourth quarter of 2002, and our 1,500 bed Stewart County, Georgia facility, for which construction is incomplete.

Our History

      Our predecessor, Corrections Corporation of America, a Tennessee corporation, or old CCA, was founded in 1983 as the first owner and operator of privatized correctional and detention facilities. From January 1, 1999 to October 1, 2000, we operated as Prison Realty Trust, a publicly traded real estate investment trust, or REIT. Prison Realty Trust was the owner of all of our owned facilities while all of our prison operations (i.e., the management of our owned prisons and the management of government-owned prisons) were conducted by three operating companies.

      In order to provide a simplified and more stable corporate and financial structure that allows us to retain earnings for capital purposes and to reduce debt, we merged with the three operating companies during the fourth quarter of 2000. In connection with the consummation of these mergers, we resumed operations under the “Corrections Corporation of America” name and ceased operating as a REIT. Also in connection with the mergers, we instated a new management team and reconstituted our board of directors so that a majority of our directors are independent. We believe the combination of these various changes led to significant improvement in our financial performance and condition, including a reduction of over $189 million of our senior debt in 2001 and the refinancing of our senior indebtedness during the second quarter of 2002.

Recent Developments

      Refinancing of Senior Indebtedness. On May 3, 2002, we completed a refinancing of our senior indebtedness through the refinancing of our previously existing senior secured bank credit facility and the sale of $250.0 million of the old notes in the original offering. The proceeds of the offering of the old notes were used to repay a portion of amounts outstanding under our previously existing senior secured bank credit facility, to purchase approximately $89.2 million of our $100.0 million 12% senior notes due 2006, and to pay related fees and expenses. As a result of the refinancing, we obtained a new $715.0 million senior secured bank credit facility which replaced our previously existing senior secured bank credit facility. The new facility is comprised of a $75.0 million revolving loan with a term of approximately four years, a $75.0 million term loan with a term of approximately four years, and a $565.0 million term loan with a term of approximately six years. All borrowings under the facility initially bear interest at a base rate or LIBOR plus 3.5%. Lehman Commercial Paper Inc. serves as Administrative Agent under the new facility.

      As a result of the early extinguishment of the previously existing senior secured bank credit facility and the purchase of substantially all of the 12% senior notes, during the second quarter of 2002 we recorded an extraordinary loss of approximately $36.7 million, which included the write-off of existing deferred loan costs, certain bank fees paid, premiums paid to purchase the 12% senior notes, and certain other costs associated with the refinancing.

      Award of Contract with Federal Bureau of Prisons. On May 30, 2002, we were awarded a contract with the Federal Bureau of Prisons, or the BOP, to house approximately 1,500 federal detainees at our McRae Correctional Facility located in McRae, Georgia. The three-year contract, awarded as part of the Criminal Alien Requirement Phase II Solicitation, or CAR II, also provides for seven one-year renewals. The contract guarantees at least 95% occupancy on a take-or-pay basis. Revenues for the contract are expected to commence late in the fourth quarter of 2002. Under the provisions of the CAR II award, we could earn revenues of up to approximately $109 million during the first three years of the contract.

      The McRae facility is currently complete and unoccupied. We expect to incur approximately $6 million of additional capital expenditures to prepare this facility for operations pursuant to BOP specifications.

      Cancellation of Contracts by Commonwealth of Puerto Rico. On May 7, 2002, we received notice from the Commonwealth of Puerto Rico terminating our contract to manage the 1,000 bed medium-security Guayama Correctional Center located in Guyama, Puerto Rico. The contract, which, during the fourth quarter of 2001, was extended by Puerto Rico through December 2006, was terminable at any time without cause by the Puerto Rican government. We transferred operations of the facility to the Commonwealth of Puerto Rico on August 6, 2002.

      Puerto Rico also previously terminated our contracts to manage the 1,000 bed medium-security Ponce Adult Correctional Facility and the 500 bed multi-security Ponce Young Adult Correctional Facility located in Ponce, Puerto Rico. Puerto Rico assumed the management of these facilities on May 4, 2002. Together with the operation of the Guayama Correctional Center, during the first six months of 2002, we generated approximately $3.5 million in adjusted EBITDA from the operation of the Puerto Rican facilities.

      Contracts with Oklahoma Department of Corrections. We currently house approximately 2,600 adult male inmates for the Oklahoma Department of Corrections, or the ODC, at three of our owned facilities in Oklahoma. Our contracts with the ODC expired in March 2002. Rather than renew the contracts pursuant to their renewal provisions, in April 2002 the ODC issued a Request for Proposal, or RFP, that covered substantially all inmates housed in the six privately owned and operated prisons located in the state of Oklahoma, including three facilities managed by other private prison operators. We submitted proposals in response to the RFP to continue housing inmates in our three Oklahoma facilities, and also submitted a proposal to expand the number of inmates we could house at one of these facilities. The RFP was subsequently withdrawn. The contracts for these facilities have since been renewed on terms substantially similar to the expired contracts.

      Contracts with Mississippi Department of Corrections. On June 28, 2002, we received notice from the Mississippi Department of Corrections terminating our contract to manage the 1,016 bed Delta Correctional Facility located in Greenwood, Mississippi, due to the non-appropriation of funds. We currently expect to cease operations of the facility during the third quarter of 2002. The termination of our contract to manage the Delta Correctional Facility is not expected to have a material effect on our financial statements. We also operate the 900 bed Wilkinson County Correctional Facility located in Woodville, Mississippi pursuant to the terms of a contract with the Mississippi Department of Corrections. We are currently renegotiating this contract to provide for the accommodation of up to 1,000 inmates. However, we may not be able to renegotiate this contract on favorable terms. In addition, because the contract may be terminated at any time without cause, the Mississippi Department of Corrections could determine to terminate our contract to manage the Wilkinson County Correctional Facility at any time.

      Recently Settled Operational Proceedings. On May 20, 2002, our inmate transportation subsidiary, TransCor America, LLC, entered into a definitive agreement to settle certain litigation pending in federal court in the United States District Court for the Western District of Texas, captioned Cheryl Schoenfeld v.

TransCor America, Inc. et al. The lawsuit was filed by two plaintiffs who alleged that two former employees of TransCor sexually assaulted the plaintiffs during their transportation to a facility in Texas in late 1999. Pursuant to the terms of the settlement agreement, the parties settled all claims with a confidential cash payment made to the plaintiffs in the litigation, the majority of which was funded by insurance proceeds.

      Impairment of Goodwill. Upon the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, we recognized an impairment of goodwill of approximately $80.3 million, which was reported as a cumulative effect of an accounting change during the first quarter of 2002. The goodwill was associated with our owned and managed facilities. No impairment of goodwill allocated to the managed-only reporting segment was deemed necessary. As a result, approximately $24.4 million of goodwill remains recorded on our balance sheet as of June 30, 2002.

      Newly Appointed Chief Operating Officer. Effective July 1, 2002, James A. Seaton was appointed to serve as our new executive vice president and chief operating officer. Mr. Seaton replaced J. Michael Quinlan, who had served as executive vice president and chief operating officer since 1999. Mr. Quinlan remains an officer of the Company, serving in a strategic business development capacity. From 1998-2000, Mr. Seaton served as President-School Services Division of Sodexho Marriott Services, based in Maryland, where he was responsible for management and growth of the $420 million division and 8,500 associates. From 1972-1998, he served in various leadership roles for Marriott International in Washington, D.C., including Senior Vice President-Corporate Services. Most recently, Mr. Seaton has managed his own consulting/contract CEO firm, serving as Interim Presidents for AMCAS (a subsidiary of Questcom, Inc.), Treats and Eats, and APT Image. He is a graduate of New Mexico State University.

      Sale of Interest in Juvenile Facility. On June 28, 2002, we sold our interest in a juvenile facility located in Dallas, Texas for approximately $4.3 million. The facility, which was designed to accommodate 900 at-risk juveniles, was leased to an independent third party operator pursuant to a lease expiring in 2008. Net proceeds from the sale have been used for working capital purposes.

Competitive Strengths

      We believe that we have and will benefit from a series of competitive business and operating strengths, including strengths resulting from:

•	being the largest and most recognized private prison operator in the United States as the result of, among other things, managing 61 facilities throughout the United States and approximately 50% of all privately managed prison beds in the United States;

•	having available beds within our existing facilities that provide us with the opportunity to increase cash flow without incurring significant capital expenditures, including approximately 3,000 available beds in two substantially vacant facilities and in excess of a total of 1,800 available beds at nine of our facilities;

•	managing facilities that generate revenues from a diverse, high quality customer base, which includes contracts with approximately 60 different customers that generally have credit ratings of single-A or better, with only one customer, the BOP, accounting for more than 10% of our total revenues during 2001; and

•	having a proven senior management team that has accomplished a number of high priority company initiatives over the past 18-24 months.

Business Strategy

      Our primary business strategy is to provide quality corrections services, increase occupancy and revenue, control operating costs and continue to reduce our debt, while maintaining our position as the leading owner, operator and manager of privatized correctional and detention facilities. We will also consider opportunities for growth, including potential acquisitions of businesses within our line of business and those that provide complementary services, provided we believe such opportunities will broaden our market and/or increase the services we can provide to our customers.

The Corrections and Detention Industry

      We believe that there are a series of factors and events related to and affecting the corrections and detention industry that will cause the demand for prison beds, including privately managed beds, to continue to increase in the future, including the following:

•	the significant growth in the prison and jail population in the United States over the last decade as evidenced by statistics indicating that (i) the number of inmates housed in United States federal and state prisons and local jail facilities increased from 1,148,702 at December 31, 1990 to 1,965,495 at June 30, 2001, and (ii) while the growth rate of the prison population in the United States was only 1.6% from June 30, 2000 to June 30, 2001, the average annual growth rate of the prison population in the United States between December 1995 and June 2001 was 4.0% and the federal prison population increased by 7.2% from June 30, 2000 to June 30, 2001;

•	overcrowding in the state and federal prison systems which is expected to continue in the future as a result of stricter sentencing guidelines, longer prison sentences and prison terms for juvenile offenders, state budgetary constraints and demographic changes;

•	the significant growth in the private corrections and detention sector, including an 8.7% increase in the private prison population during 2001, which we believe has allowed governments to manage increasing inmate populations while simultaneously controlling correctional costs and improving correctional services; and

•	initiatives by the United States federal government in connection with homeland security resulting from the events of September 11, 2001, including proposals contained in the President’s budget for fiscal year 2003 relating to $2.0 billion in increased funding to address threats to the nation’s security and the consideration of the purchase of privately owned correctional and detention facilities for use by the BOP.

Address and Telephone Number

      Our executive offices are located at 10 Burton Hills Boulevard, Nashville, Tennessee 37215. Our telephone number is (615) 263-3000. Our website address is www.correctionscorp.com. Information on our website is not a part of this prospectus.

The Exchange Offer

      The exchange offer relates to the exchange of up to $250.0 million aggregate principal amount of old notes for an equal aggregate principal amount of registered notes. On May 3, 2002, we issued and sold $250.0 million in aggregate principal amount of the old notes in a private placement. The form and terms of the registered notes are substantially the same as the form and terms of the old notes, except that the registered notes have been registered under the Securities Act and will not bear legends restricting their transfer. We issued the old notes under an indenture which grants you a number of rights. The registered notes also will be issued under that indenture and you will have the same rights under the indenture as the holders of the old notes. See “Description of the Registered Notes.”

Registration Rights Agreement	You are entitled under the registration rights agreement to exchange your old notes for registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

The registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for your benefit if you would not receive freely tradeable registered notes in the exchange offer or you are ineligible to participate in the exchange offer and indicate that you wish to have your old notes registered under the Securities Act. See “The Exchange Offer — Procedures for Tendering.”

The Exchange Offer	We are offering to exchange $1,000 principal amount of 9 7/8% Senior Notes due 2009, which have been registered under the Securities Act, for each $1,000 principal amount of our unregistered 9 7/8% Senior Notes due 2009. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not validly withdrawn will be exchanged.

As of this date, there are $250.0 million aggregate principal amount of old notes outstanding.

We will issue the registered notes promptly after the expiration of the exchange offer.

Resales of the Registered Notes	We believe that registered notes to be issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if you meet the following conditions:

(1) the registered notes are acquired by you in the ordinary course of your business;

(2) you are not engaging in and do not intend to engage in a distribution of the registered notes;

(3) you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes; and

(4) you are not an affiliate of ours, as that term is defined in Rule 405 under the Securities Act.

Our belief is based on interpretations by the staff of the Commission, as set forth on no-action letters issued to third parties unrelated to us. The staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff would make a similar determination with respect to this exchange offer.

If you do not meet the above conditions, you may incur liability under the Securities Act if you transfer any registered note without delivering a prospectus meeting the requirements of the Securities Act. We do not assume or indemnify you against that liability.

Each broker-dealer that is issued registered notes in the exchange offer for its own account in exchange for old notes which were acquired by that broker-dealer as a result of market-making activities or other trading activities must agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the registered notes. A broker-dealer may use this prospectus for an offer to resell or to otherwise transfer these registered notes.

Expiration Date	The exchange offer will expire at 12:00 midnight, New York City time, on , 2002, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer, although we reserve the right to do so. If we determine to extend the exchange offer, we do not intend to extend it beyond , 2002.

Conditions to the Exchange Offer	The only conditions to completing the exchange offer are that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Commission and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer. See “The Exchange Offer — Conditions.”

Procedures for Tendering Old Notes Held in the Form of Book-Entry Interests	The old notes were issued as global securities in fully registered form without coupons. Beneficial interests in the old notes which are held by direct or indirect participants in The Depository Trust Company are shown on, and transfers of the notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you are a holder of an old note held in the form of a book-entry interest and you wish to tender your old note for exchange pursuant to the exchange offer, you must transmit to State Street Bank and Trust Company, as exchange agent, on or prior to the expiration of the exchange offer either:

• a written or facsimile copy of a properly completed and executed letter of transmittal and all other required documents to the address set forth on the cover page of the letter of transmittal; or

• a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

The exchange agent must also receive on or prior to the expiration of the exchange offer either:

• a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer — Book-Entry Transfer,” or

• the documents necessary for compliance with the guaranteed delivery procedures described below.

A letter of transmittal accompanies this prospectus. By executing the letter of transmittal or delivering a computer-generated message through DTC’s Automated Tender Offer Program system, you will represent to us that, among other things:

• the registered notes to be acquired by you in the exchange offer are being acquired in the ordinary course of your business;

• you are not engaging in and do not intend to engage in a distribution of the registered notes;

• you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes; and

• you are not our affiliate.

Procedures for Tendering Certificated Old Notes	If you are a holder of book-entry interests in the old notes, you are entitled to receive, in limited circumstances, in exchange for your book- entry interests, certificated notes which are in equal principal amounts to your book-entry interests. See “Description of the Registered Notes — Form of Registered Notes.” No certificated notes are issued and outstanding as of the date of this prospectus. If you acquire certificated old notes prior to the expiration of the exchange offer, you must tender your certificated old notes in accordance with the procedures described in this prospectus under the heading “The Exchange Offer — Procedures for Tendering — Certificated Old Notes.”

Special Procedures for Beneficial Owners	If you are the beneficial owner of old notes and they are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your old notes, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name your old notes are registered. The transfer of registered ownership may take considerable time. See “The Exchange Offer — Procedures for Tendering — Procedures Applicable to All Holders.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and:

(1) they are not immediately available;

(2) time will not permit your old notes or other required documents to reach the exchange agent before the expiration of the exchange offer; or

(3) you cannot complete the procedure for book-entry transfer on a timely basis, you may tender your old notes in accordance with the guaranteed delivery procedures set forth in “The Exchange Offer — Procedures for Tendering — Guaranteed Delivery Procedures.”

Acceptance of Old Notes and Delivery of Registered Notes	Except under the circumstances described above under “Conditions to the Exchange Offer,” we will accept for exchange any and all old notes which are properly tendered in the exchange offer prior to 12:00 midnight, New York City time, on the expiration date. The registered notes to be issued to you in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer — Terms of the Exchange Offer.”

Withdrawal	You may withdraw the tender of your old notes at any time prior to 12:00 midnight, New York City time, on the expiration date. We will return to you any old notes not accepted for exchange for any reason without expense to you promptly after the expiration or termination of the exchange offer.

Exchange Agent	State Street Bank and Trust Company is serving as the exchange agent in connection with the exchange offer.

Consequences of Failure to Exchange	If you do not participate in the exchange offer, upon completion of the exchange offer, the liquidity of the market for your old notes could be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange.”

Federal Income Tax Consequences	We believe that the exchange of old notes will not be a taxable event for federal income tax purposes. See “Federal Income Tax Considerations.”

Terms of the Registered Notes

      The registered notes will be identical to the old notes except that the registered notes have been registered under the Securities Act and will not have restrictions on transfer or registration rights. The registered notes will evidence the same debt as the old notes, and the same indenture will govern the registered notes and the old notes.

      The following summary contains basic information about the registered notes and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of the registered notes, see “Description of the Registered Notes.”

Issuer	Corrections Corporation of America.

Offering	$250,000,000 in aggregate principal amount of 9 7/8% Senior Notes due 2009.

Maturity	May 1, 2009.

Interest Payment Dates	May 1 and November 1 of each year, beginning on November 1, 2002.

Ranking	The notes and subsidiary guarantees are senior obligations of ours and our subsidiary guarantors. Accordingly, they will rank:

• equally with all of our and our subsidiary guarantors’ existing and future unsecured senior debt;

• ahead of any of our and our subsidiary guarantors’ future debt that expressly provides for subordination to the notes or the guarantees; and

• subordinated to any of our and our subsidiary guarantors’ secured indebtedness to the extent of the value of the security for that indebtedness.

As of July 31, 2002:

• amounts outstanding under our new senior secured bank credit facility, which was the only significant indebtedness that ranked effectively ahead of the notes, was $634.8 million; and

• our subsidiaries which will guarantee the notes had guaranteed indebtedness of $634.8 million, which consisted exclusively of guarantees of our borrowings under our new senior secured bank credit facility and which rank effectively ahead of the guarantees of the notes.

The indenture governing the notes permits us and the guarantors to incur substantial additional senior indebtedness. As of July 31, 2002, the maximum amount of additional senior indebtedness we and the guarantors were permitted to borrow under the terms of our senior secured credit facility was approximately $60.2 million (exclusive of $14.8 million in letters of credit issued against the facility’s borrowing capacity).

Our ability to incur any additional indebtedness is limited by the specific terms of the indenture governing the notes. See “Description of the Registered Notes — Incurrence of Indebtedness and Issuance of Preferred Stock.”

Optional Redemption	At any time on or after May 1, 2006, we may redeem all or a part of the outstanding notes at the redemption prices specified in this offering memorandum under “Description of the Registered Notes — Optional Redemption,” plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. At any time before May 1, 2005, we may redeem up to 35% of the outstanding notes with the net proceeds of certain equity offerings, as long as at least 65% of the aggregate principal amount of the notes remains outstanding after the redemption.

Mandatory Offer to Repurchase	If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the notes at the prices, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption, listed in “Description of the Registered Notes — Repurchase at the Option of Holders.” Sufficient funds may not be available to us, however, at the time of any change of control event to repurchase all or a portion of notes tendered pursuant to this requirement.

Certain Covenants	We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability and the ability of our subsidiaries, with exceptions, to, among other things:

• pay dividends or make other restricted payments;

• incur additional debt or issue preferred stock;

• create or permit to exist certain liens;

• incur restrictions on the ability of certain of our subsidiaries to pay dividends or other payments;

• consolidate, merge or transfer all or substantially all our assets; and

• enter into transactions with affiliates.

These covenants are subject to a number of important exceptions and qualifications.

Registration Rights	Pursuant to the terms of the registration rights agreement among us, the guarantors and the initial purchasers of the old notes, we and the guarantors have agreed:

• to file a registration statement on or prior to 90 days after the date of issuance of the old notes with respect to an offer to exchange the old notes for registered notes with substantially identical terms to the old notes, except that the registered notes will not contain terms with respect to transfer restrictions;

• to use our best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after the date of the issuance of the old notes; and

• upon the exchange offer registration statement being declared effective, to offer the registered notes in exchange for surrender of the old notes.

In the event that the exchange offer is not permitted by applicable law or Commission policy or any holder notifies us prior to the 20th day following the consummation of the exchange offer that such holder (i) is prohibited by law or Commission policy from participating in the exchange offer, (ii) may not resell the registered notes acquired in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales, or (iii) is a broker-dealer who holds notes acquired directly from us or any of our affiliates, we and the guarantors will also be required to provide a shelf registration statement to cover resales of the notes by the holders thereof.

If we and the guarantors do not cause the registration statement to be declared effective prior to 180 days after the date of the original issuance of the old notes, the exchange offer is not consummated, the exchange offer registration statement ceases to be effective or fails to be useable for its intended purpose, or we do not provide any required shelf registration statement on a timely basis, we will be required to pay a specified amount of liquidated damages to the noteholders, initially at a rate equal to $0.05 per $1,000 principal amount of the notes for each week we do not comply with the terms of the registration rights agreement.

Form of Registered Notes	The registered notes to be issued in the exchange offer will be represented by one or more global securities deposited with State Street Bank and Trust Company for the benefit of DTC. You will not receive registered notes in certificated form unless one of the events set forth under the heading “Description of the Registered Notes — Form of Registered Notes” occurs. Instead, beneficial interests in the registered notes to be issued in the exchange offer will be shown on, and transfer of these interests will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Use of Proceeds	We will not receive any cash proceeds upon the completion of the exchange offer.

      For a discussion of certain risks that should be considered in connection with an investment in the registered notes, see “Risk Factors.”

Summary Historical Financial and Operating Data

      The following table sets forth certain of our historical financial and operating data. Our summary financial data is derived from our combined and consolidated financial statements for such periods. Our unaudited condensed consolidated financial statements as of June 30, 2002 and for the six months ended June 30, 2002 and 2001, and our audited combined and consolidated financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 are incorporated herein by reference.

      Our financial information for the six months ended June 30, 2002 and 2001, and for the year ended December 31, 2001 is the only information presented below that fully reflects operating and financial results under our current corporate structure for full periods as an owner, operator and manager of prisons and other correctional facilities. As the result of our mergers in the fourth quarter of 2000, our financial information for the year ended December 31, 2000 set forth below reflects nine months of operations primarily as a lessor of prison and other correctional facilities and three months of operations as an owner, operator and manager of prisons and other correctional facilities. Our financial information for the year ended December 31, 1999 set forth below reflects the results of our operations as a REIT. Therefore, the summary financial information for the years ended December 31, 1999 and 2000 is not comparable to the financial information for the six months ended June 30, 2002, and for the year ended December 31, 2001. The following data should be read in conjunction with “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined and consolidated financial statements and the related notes included in or incorporated by reference into this prospectus, each of which contains more detailed information with respect to our operations as a REIT for 1999 and our operations and mergers in 2000.

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Dollars in thousands, except per share amounts)
Statement of Operations:
Revenue:
Management and other	$476,839	$470,556	$951,747	$261,774	$—
Rental	1,897	3,845	5,718	40,938	270,134
Licensing fees from affiliates	—	—	—	7,566	8,699

Total revenue	478,736	474,401	957,465	310,278	278,833

Expenses:
Operating	372,363	364,184	734,206	217,315	—
General and administrative	15,535	17,034	34,568	45,463	24,125
Depreciation and amortization	25,142	25,343	54,383	59,799	44,062
Fees to Operating Company	—	—	—	1,401	—
Write-off of amounts under lease arrangements	—	—	—	11,920	65,677
Impairment losses	—	—	—	527,919	76,433

Total expenses	413,040	406,561	823,157	863,817	210,297

Operating income (loss)	65,696	67,840	134,308	(553,539)	68,536
Equity (earnings) loss and amortization of deferred gain, net	(27)	175	358	11,638	(3,608)
Interest expense, net	51,285	67,286	125,906	131,545	45,036
Other income	—	—	—	(3,099)	—
Change in fair value of derivative instruments	(3,462)	6,296	(14,554)	—	—
(Gain) loss on disposal of assets	51	(39)	74	1,733	1,995
Unrealized foreign currency transaction (gain) loss	(327)	344	219	8,147	—
Stockholder litigation settlements	—	—	—	75,406	—
Write-off of loan costs	—	—	—	—	14,567

Income (loss) from continuing operations before income taxes, extraordinary charge, cumulative effect of accounting change and minority interest	18,176	(6,222)	22,305	(778,909)	10,546
Income tax (expense) benefit	32,016	166	75	48,002	(83,200)

Income (loss) from continuing operations before extraordinary charge, cumulative effect of accounting change and minority interest	50,192	(6,056)	22,380	(730,907)	(72,654)
Minority interest in net loss of PMSI and JJFMSI	—	—	—	125	—

Income (loss) from continuing operations before extraordinary charge and cumulative effect of accounting change	50,192	(6,056)	22,380	(730,782)	(72,654)
Income (loss) from discontinued operations, net of taxes	(688)	1,263	3,314	—	—
Extraordinary charge	(36,670)	—	—	—	—
Cumulative effect of accounting change	(80,276)	—	—	—	—

Net income (loss)	(67,442)	(4,793)	25,694	(730,782)	(72,654)
Distributions to preferred stockholders	(10,282)	(9,801)	(20,024)	(13,526)	(8,600)

Net income (loss) available to common stockholders	$(77,724)	$(14,594)	$5,670	$(744,308)	$(81,254)

Basic earnings (loss) per share:
Income (loss) from continuing operations before extraordinary charge and cumulative effect of accounting change	$1.44	$(0.66)	$0.10	$(56.68)	$(7.06)
Income (loss) from discontinued operations, net of taxes	(0.02)	0.05	0.13	—	—
Extraordinary charge	(1.33)	—	—	—	—
Cumulative effect of accounting change	(2.90)	—	—	—	—

Net income (loss) available to common stockholders	$(2.81)	$(0.61)	$0.23	$(56.68)	$(7.06)

Diluted earnings (loss) per share:
Income (loss) from continuing operations before extraordinary charge and cumulative effect of accounting change	$1.26	$(0.66)	$0.08	$(56.68)	$(7.06)
Income (loss) from discontinued operations, net of taxes	(0.02)	0.05	0.12	—	—
Extraordinary charge	(1.03)	—	—	—	—
Cumulative effect of accounting change	(2.25)	—	—	—	—

Net income (loss) available to common stockholders	$(2.04)	$(0.61)	$0.20	$(56.68)	$(7.06)

As of
June 30,
2002

(Dollars in
thousands)
Balance Sheet Data:
Cash and cash equivalents	$65,785
Total assets	1,868,715
Total debt	966,161
Total liabilities	1,191,142
Stockholders’ equity	677,573

	Six Months Ended June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(Dollars in thousands, except facility operating data)
Other Financial Data:
Adjusted EBITDA(1)(2)	$91,690	$95,237	$192,702	$115,932	$120,955
Net cash provided by (used in):
Operating activities	78,595	64,514	92,761	(46,563)	79,497
Investing activities	(3,589)	112,980	130,932	(38,451)	(447,573)
Financing activities	(55,528)	(156,449)	(198,275)	(583)	421,428
Capital expenditures	6,805	1,694	6,435	78,633	528,935
Facility Operating Data(3):
Average available beds	59,613	59,947	59,855	60,424	50,810
Average compensated occupancy	88.3%	88.8%	88.6%	84.8%	91.0%
Total compensated man-days	9,531,872	9,635,376	19,357,382	18,750,204	16,875,369
Revenue per compensated man-day(4)	$49.19	$47.93	$48.30	$45.94	$44.67
Margin per compensated man-day(5)	$11.05	$10.95	$11.23	$8.29	$8.84

(1)	We compute adjusted EBITDA by adding depreciation and amortization and impairment losses to operating income (loss). Adjusted EBITDA, which, as calculated in this manner is consistent with the requirements of our debt covenant calculations, is presented because we believe it is frequently used by our lenders, securities analysts, investors and other interested parties to evaluate our ability to service debt. We believe adding impairment losses to operating income in the computation of our adjusted EBITDA measurement is appropriate for supplemental analysis because they relate to isolated decisions and events, the charges did not require the use of cash, and the presentation is intended to provide objective and meaningful information about our cash flows and liquidity excluding the effects of these unusual items. However, other companies may calculate adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under generally accepted accounting principles, or GAAP, and should not be considered as an alternative to cash flows from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with GAAP. This data should be read in conjunction with our combined and consolidated financial statements and related notes incorporated by reference into this prospectus. A reconciliation of adjusted EBITDA to net income as defined under GAAP is as follows:

	Six Months
	Ended June 30,		Year Ended December 31,

	2002	2001	2001	2000 (2)	1999 (2)

	(Dollars in thousands)
Adjusted EBITDA	$91,690	$95,237	$192,702	$115,932	$120,955
Depreciation and amortization	(27,257)	(25,877)	(54,135)	(69,039)	(54,689)
Impairment losses	—	—	—	(527,919)	(76,433)
Stockholder litigation settlement	—	—	—	(75,406)	—
Equity in earnings (loss) of joint venture	27	(175)	(358)	(835)	764
Interest expense, net	(51,198)	(67,115)	(125,640)	(146,830)	(50,204)
Other income	—	—	—	3,099	—
Change in fair value of derivatives	3,462	(6,296)	14,554	—	—
Gain (loss) on sale of assets	40	39	(74)	(1,733)	(1,994)
Write-off of loan costs	—	—	—	—	(14,567)
Unrealized foreign currency transaction gain (loss)	327	(344)	(219)	(8,147)	—
Income tax (expense) benefit	32,413	(262)	(1,136)	146,230	26,924
Extraordinary charge	(36,670)	—	—	—	—
Cumulative effect of accounting change	(80,276)	—	—	—	—

Net income (loss)	$(67,442)	$(4,793)	$25,694	$(564,648)	$(49,244)

(2)	With respect to 1999 and 2000, this information is presented on a pro forma basis. Pro forma adjusted EBITDA is derived from the unaudited pro forma operating information reflecting our operations combined with the operations of the three operating companies for the years ended December 31, 2000 and 1999 as if our mergers with the three operating companies had collectively occurred as of January 1, 1999. The unaudited pro forma information includes the amortization of the intangibles recorded in the mergers, but excludes: (1) transactions or the effects of transactions between us and the three operating companies, including rental payments, licensing fees, administrative service fees and tenant incentive fees; (2) our write-off of amounts under lease arrangements; (3) our recognition of deferred gains on sales of contracts; (4) our recognition of equity in earnings or losses of the three operating companies; (5) non-recurring merger costs expensed by us; (6) strategic investor fees expensed by us; (7) excise taxes accrued in 1999 related to our status as a REIT; and (8) our provisions for changes in tax status in both 1999 and 2000. The unaudited pro forma information is presented for comparison purposes only and does not purport to represent what our adjusted EBITDA or results of operations actually would have been had our mergers, in fact, collectively occurred as of January 1, 1999.

(3)	With respect to 1999 and 2000, for periods prior to the mergers, facility operating data includes that of the three operating companies combined.

(4)	Computed by dividing aggregate facility revenue by total man-days.

(5)	Computed by deducting facility operating expense per man-day from revenue per man-day.

RISK FACTORS

      You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus and incorporated herein by reference before making a decision regarding participation in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks Relating to the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

      We have a significant amount of indebtedness. As of July 31, 2002, we had total indebtedness of approximately $966.2 million.

      Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds or refinance existing indebtedness on favorable terms.

Our senior secured credit facility and other debt instruments have restrictive covenants that could affect our financial condition.

      The indenture related to the notes and our senior secured credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our ability to borrow under our senior secured credit facility is subject to financial covenants, including leverage, interest rate and fixed charge coverage ratios. Our senior secured credit facility limits our ability to effect mergers, asset sales and change of control events. See “Description of Certain Indebtedness and Preferred Stock — Indebtedness — Senior Secured Credit Facility.” Although we have reduced our capital expenditures as part of our strategy to decrease our indebtedness and increase our cash flow, these covenants also contain restrictions regarding our ability to make capital expenditures in the future. The indenture related to the notes also contains limitations on our ability to effect mergers and change of control events, as well as other limitations, including:

•	limitations on incurring additional indebtedness;

•	limitations on the sale of assets;

•	limitations on the declaration and payment of dividends or other restricted payments;

•	limitations on transactions with affiliates; and

•	limitations on liens.

See “Description of Registered Notes — Certain Covenants.” Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. We do not have sufficient working capital to satisfy our debt obligations in the event of an acceleration of all or a significant portion of our outstanding indebtedness.

Despite current indebtedness levels, we may still incur more debt. This could further exacerbate the risks described above.

      The terms of the indenture and our senior secured credit facility restrict our ability to incur significant additional indebtedness in the future. However, in the future we may refinance all or a portion of our indebtedness, including our senior secured credit facility, and incur more indebtedness as a result. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. As of July 31, 2002, we had $60.2 million available for borrowing under our senior secured credit facility. See “Description of Certain Indebtedness and Preferred Stock — Indebtedness — Senior Secured Credit Facility.”

Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      The risk exists that our business will be unable to generate sufficient cash flow from operations or that future borrowings will not be available to us under our senior secured credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We may not, however, be able to refinance any of our indebtedness, including our senior secured credit facility and the notes, on commercially reasonable terms or at all.

The notes are effectively subordinated to our secured indebtedness and certain indebtedness of our subsidiaries.

      The notes are unsecured and therefore are effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness. As of July 31, 2002, our total secured indebtedness was approximately $634.8 million. The indenture permits us to incur additional secured indebtedness provided certain conditions are met. See “Description of the Registered Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” Consequently, in the event we are the subject of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the holders of any secured indebtedness will be entitled to proceed against the collateral that secures the secured indebtedness, and the collateral will not be available for satisfaction of any amounts owed under our unsecured indebtedness, including the notes. The indenture also permits our subsidiaries to incur indebtedness which may be secured by the assets of such subsidiaries. The notes are effectively subordinated to such subsidiary indebtedness.

Because portions of our indebtedness have floating rates, a general increase in interest rates will adversely affect cash flows.

      Our annual debt service is approximately $87.8 million. Our senior secured credit facility bears interest at a variable rate. As a result, our annual debt service would increase to approximately $94.0 million for a one percent increase in interest rates. To the extent our exposure to increases in interest rates is not eliminated through interest rate protection or cap agreements, such increases will adversely affect our cash flows. We have hedged thirty percent of our senior term loans pursuant to the terms of the senior secured credit facility. These interest rate protection provisions may not, however, be sufficient, and the risk exists that once the interest rate protection agreement expires, we may not be able to enter into additional interest rate protection agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk” for a further discussion of our exposure to interest rate increases.

We are required to repurchase all or a portion of the notes upon a change of control.

      Upon certain change of control events, as that term is defined in the indenture, including a change of control caused by an unsolicited third party, we are required to make an offer in cash to repurchase all or any part of each holder’s notes at a repurchase price equal to 101% of the principal thereof, plus accrued interest. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. Sufficient funds may not be available to us, however, at the time of any change of control event to repurchase all or a portion of the tendered notes pursuant to this requirement. Our failure to offer to repurchase notes, or to repurchase notes tendered, following a change of control will result in a default under the indenture, which could lead to a cross-default under our senior secured credit facility and under the terms of our other indebtedness. In addition, our senior secured credit facility prohibits us from making any such required repurchases. Prior to repurchasing the notes upon a change of control event, we must either repay outstanding indebtedness under our senior secured credit facility or obtain the consent of the lenders under our senior secured credit facility. If we do not obtain the required consents or repay our outstanding indebtedness under our senior secured credit facility, we would remain effectively prohibited from offering to purchase the notes. See “Description of Certain Indebtedness and Preferred Stock — Senior Secured Credit Facility” and “Description of the Registered Notes — Repurchase at the Option of Holders — Change of Control.”

If you fail to exchange your old notes, they will continue to be restricted securities and may become less liquid.

      Old notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities. You may not offer or sell untendered old notes except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue registered notes in exchange for the old notes pursuant to the exchange offer only following the satisfaction of procedures and conditions described elsewhere in this prospectus. These procedures and conditions include timely receipt by the exchange agent of the old notes and of a properly completed and duly executed letter of transmittal.

      Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old note tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights and your old notes will continue to be subject to transfer restrictions. Accordingly, the liquidity of the market for any old notes could be adversely affected.

The liquidity of any market for the old notes could be adversely affected after completion of the exchange offer. In addition, there may be no active trading market for the registered notes to be issued in the exchange offer.

      There has been no public market for the old notes. If most holders of the old notes tender their notes in the exchange offer, the liquidity for the old notes not tendered in the exchange offer could be adversely affected upon completion of the exchange offer. In addition,

•	the liquidity of any market for the registered notes may not develop;

•	you may not have the ability to sell registered notes; and

•	we cannot guarantee the price at which you will be able to sell the registered notes.

If a public market were to exist, the registered notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not intend to list the registered notes to be issued to you in the exchange offer on any securities exchange or to seek approval for quotations through any automated quotation system. No active market for the registered notes is currently anticipated. Lehman Brothers Inc., Deutsche Bank Securities Inc., UBS Warburg LLC, SG Cowen Securities Corporation, BB&T Capital Markets (a division of Scott and Stringfellow, Inc.), First Analysis Securities Corporation, Jefferies & Company, Inc., McDonald Investments Inc., Morgan Lewis Githens & Ahn, Inc. and SouthTrust Securities, Inc., the initial purchasers of the old notes, have advised us that they currently anticipate making a secondary market for the registered notes, but they are not obligated to do so. As such, an active or liquid public trading market may not develop for the registered notes.

Our former independent public accountant, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges and you are unlikely to be able to exercise effective remedies against them in any legal action.

      Although we have dismissed Arthur Andersen as our independent public accountants and engaged Ernst & Young LLP, our combined and consolidated financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 incorporated by reference into this prospectus were audited by Arthur Andersen. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation on Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. It has been reported that Arthur Andersen will appeal the conviction. In light of the jury verdict and the underlying events, Arthur Andersen informed the Commission on July 15, 2002 that it would cease practicing before the Commission by August 31, 2002, unless the Commission determined another date is appropriate. The Commission subsequently indicated that it would permit Arthur Andersen to practice before the Commission until August 31, 2002. Substantially all Arthur Andersen personnel have already left the firm, including the individuals responsible for auditing our audited financial statements incorporated by reference into this prospectus. Because it is unlikely that Arthur Andersen will survive, you are unlikely to be able to exercise effective remedies or collect judgments against them.

      In addition, Arthur Andersen has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

      Moreover, as a public company, we are required to file with the Commission periodic financial statements audited or reviewed by an independent public accountant. The Commission has said that it will continue accepting financial statements audited by Arthur Andersen on an interim basis so long as a reasonable effort is made to have Arthur Andersen reissue its reports and to obtain a manually signed accountant’s report from Arthur Andersen. Arthur Andersen has informed us that it is no longer able to reissue its audit reports because both the partner and the audit manager who were assigned to our account have left the firm. In addition, Arthur Andersen is unable to perform procedures to assure the continued accuracy of its report on our audited financial statements incorporated by reference into this prospectus. Arthur Andersen will also be unable to perform such procedures or to provide other information or documents that would customarily be received by us or underwriters in connection with financings or other transactions, including consents and “comfort” letters. As a result, we may encounter delays, additional expense and other difficulties in future financings. Any resulting delay in accessing or inability to access the public capital markets could have a material adverse effect on us.

Risks Related to Our Business

Our results of operations are dependent on revenues generated by our jails, prisons and detention facilities, which are subject to the following risks associated with the corrections and detention industry.

      General. We currently operate 61 correctional and detention facilities (including our McRae, Georgia facility), including 37 that we own. The facilities we manage have a total design capacity of approximately 60,000 beds in 21 states and the District of Columbia. Accordingly, we are subject to the operating risks associated with the corrections and detention industry, including those set forth below.

      We are subject to fluctuations in occupancy levels. While a substantial portion of our cost structure is fixed, a substantial portion of our revenues are generated under facility management contracts that specify per diem payments based upon occupancy. Under a per diem rate structure, a decrease in our occupancy rates could cause a decrease in revenue and profitability. Average system-wide occupancy for our facilities in operation for 2001 and 2000 was 88.5% and 84.8%, respectively. For the quarter ended June 30, 2002, our average system-wide occupancy for facilities in operation was 89.2%, with system-wide occupancy of 89.5% at June 30, 2002. Occupancy rates may, however, decrease below these levels in the future.

      We are subject to the termination or non-renewal of our government contracts. We typically enter into facility management contracts with governmental entities for terms of up to five years, with additional renewal periods at the option of the contracting governmental agency. Notwithstanding any contractual renewal option of a contracting governmental agency, 33 of our facility management contracts are currently scheduled to expire on or before July 31, 2003. See “Business — Facility Portfolio — Facilities and Facility Management Contracts.” One or more of these contracts may not be renewed by the corresponding governmental agency. In addition, these and any other contracting agencies may determine not to exercise renewal options with respect to any of our contracts in the future. The governmental agency typically may also terminate a facility contract at any time without cause. In the event any of our management contracts are terminated or are not renewed on favorable terms or otherwise, we may not be able to obtain additional replacement contracts. The non-renewal or termination of any of our contracts with governmental agencies could materially adversely affect our financial condition, results of operation and liquidity, including our ability to secure new facility management contracts from others.

      Competition for inmates may adversely affect the profitability of our business. We compete with government entities and other private operators on the basis of cost, quality and range of services offered, experience in managing facilities and reputation of management and personnel. While there are barriers to entering the market for the management of correctional and detention facilities, these barriers may not be sufficient to limit additional competition. In addition, our government customers may assume the management of a facility currently managed by us upon the termination of the corresponding management contract or, if such customers have capacity at their facilities, may take inmates currently housed in our facilities and transfer them to government run facilities. Since we are paid on a per-diem basis with no minimum guaranteed occupancy under certain of our contracts, the loss of such inmates and resulting decrease in occupancy would cause a decrease in our revenues and profitability.

      We are dependent on government appropriations. Our cash flow is subject to the receipt of sufficient funding of and timely payment by contracting governmental entities. If the appropriate governmental agency does not receive sufficient appropriations to cover its contractual obligations, it may terminate our contract or delay or reduce payment to us. Any delays in payment, or the termination of a contract, could have an adverse effect on our cash flow and financial condition. In addition, as a result of, among other things, recent economic developments and the events of September 11, 2001, federal, state and local governments have encountered, and may encounter, unusual budgetary constraints. As a result, a number of state and local governments are under pressure to control additional spending or reduce current levels of spending. Accordingly, we may be requested in the future to reduce our existing per diem contract rates or forego prospective increases to those rates. In addition, it may become more difficult to renew our existing contracts on favorable terms or otherwise.

      Public resistance to privatization of correctional and detention facilities could result in our inability to obtain new contracts or the loss of existing contracts. The operation of correctional and detention facilities by private entities has not achieved complete acceptance by either governments or the public. The movement toward privatization of correctional and detention facilities has also encountered resistance from certain groups, such as labor unions and others that believe that correctional and detention facilities should only be operated by governmental agencies.

      Moreover, negative publicity about an escape, riot or other disturbance or perceived poor conditions at a privately managed facility may result in publicity adverse to us and the private corrections industry in general. Any of these occurrences or continued trends may make it more difficult for us to renew or maintain existing contracts or to obtain new contracts, which could have a material adverse effect on our business.

      Our ability to secure new contracts to develop and manage correctional and detention facilities depends on many factors outside our control. Our growth is generally dependent upon our ability to obtain new contracts to develop and manage new correctional and detention facilities. This depends on a number of factors we cannot control, including crime rates and sentencing patterns in various jurisdictions and acceptance of privatization. The demand for our facilities and services could be adversely affected by the relaxation of enforcement efforts, leniency in conviction and sentencing practices or through the legal decriminalization of certain activities that are currently proscribed by our criminal laws. For instance, any changes with respect to drugs and controlled substances or illegal immigration could affect the number of persons arrested, convicted and sentenced, thereby potentially reducing demand for correctional facilities to house them. Similarly, reductions in crime rates could lead to reductions in arrests, convictions and sentences requiring incarceration at correctional facilities.

      Moreover, certain jurisdictions recently have required successful bidders to make a significant capital investment in connection with the financing of a particular project, a trend that will require us to have sufficient capital resources to compete effectively. We may not be able to obtain these capital resources when needed. Additionally, our success in obtaining new awards and contracts may depend, in part, upon our ability to locate land that can be leased or acquired under favorable terms. Otherwise desirable locations may be in or near populated areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site.

      Failure to comply with unique and increased governmental regulation could result in material penalties or non-renewal or termination of our contracts to manage correctional and detention facilities. The industry in which we operate is subject to extensive federal, state and local regulations, including educational, health care and safety regulations, which are administered by many regulatory authorities. Some of the regulations are unique to the corrections industry, and the combination of regulations we face is unique. Facility management contracts typically include reporting requirements, supervision and on-site monitoring by representatives of the contracting governmental agencies. Corrections officers and juvenile care workers are customarily required to meet certain training standards and, in some instances, facility personnel are required to be licensed and subject to background investigation. Certain jurisdictions also require us to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. Our facilities are also subject to operational and financial audits by the governmental agencies with which we have contracts. We may not always successfully comply with these regulations, and failure to comply can result in material penalties or non-renewal or termination of facility management contracts.

      In addition, private prison managers are increasingly subject to government legislation and regulation attempting to restrict the ability of private prison managers to house certain types of inmates, such as inmates from other jurisdictions or inmates at medium or higher security levels. Legislation has been enacted in several states, and has previously been proposed in the United States House of Representatives, containing such restrictions. Although we do not believe that existing legislation will have a material adverse effect on us, future legislation may have such an effect on us.

      Government agencies may investigate and audit our contracts and, if any improprieties are found, we may be required to refund revenues we have received, to forego anticipated revenues and we may be subject to penalties and sanctions, including prohibitions on our bidding in response to Requests for Proposals, or RFPs. Certain of the governmental agencies we contract with have the authority to audit and investigate our contracts with them. As part of that process, government agencies may review our performance of the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. For contracts that actually or effectively provide for certain reimbursement of expenses, if an agency determines that we have improperly allocated costs to a specific contract, we may not be reimbursed for those costs, and we could be required to refund the amount of any such costs that have been reimbursed. If a government audit asserts improper or illegal activities by us, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with certain governmental entities. Any adverse determination could adversely impact our ability to bid in response to RFPs in one or more jurisdictions.

      We depend on a limited number of governmental customers for a significant portion of our revenues. We currently derive, and expect to continue to derive, a significant portion of our revenues from a limited number of governmental agencies. The loss of, or a significant decrease in, business from the BOP, INS or USMS or various state agencies could seriously harm our financial condition and results of operation. The three federal governmental agencies with correctional and detention responsibilities, the BOP, INS and USMS, accounted for approximately 28% of our total revenues for the fiscal year ended December 31, 2001, with the BOP accounting for approximately 13% of our total revenues for such period. We expect to continue to depend upon the BOP, including as a result of our receipt of the CAR II contract, and a relatively small group of other governmental customers, for a significant percentage of our revenues.

      We are dependent upon our senior management and our ability to attract and retain sufficient qualified personnel. We are dependent upon the continued service of each member of our senior management team, including John D. Ferguson, our President and Chief Executive Officer. The unexpected loss of any of these persons could materially adversely affect our business and operations.

      In addition, the services we provide are labor-intensive. When we are awarded a facility management contract or open a new facility, we must hire operating management, correctional officers and other personnel. The success of our business requires that we attract, develop and retain these personnel. Our inability to hire sufficient qualified personnel on a timely basis or the loss of significant numbers of personnel at existing facilities could adversely affect our business and operations.

      We are subject to necessary insurance costs. Workers’ compensation and general liability insurance represent significant costs to us. We continue to incur increasing insurance costs due to adverse claims experience. In addition, since the events of September 11, 2001, liability insurance has become more difficult and costly to obtain. Unanticipated additional insurance costs could adversely impact our results of operations and cash flows, and the failure to obtain or maintain any necessary insurance coverage could have a material adverse effect on us.

      We may be adversely affected by inflation. Many of our facility management contracts provide for fixed management fees or fees that increase by only small amounts during their terms. If, due to inflation or other causes, our operating expenses, such as wages and salaries of our employees, and insurance, medical and food costs, increase at rates faster than increases, if any, in our management fees, then our profitability would be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Inflation.”

We are subject to legal proceedings associated with owning and managing correctional and detention facilities.

      Our ownership and management of correctional and detention facilities, and the provision of inmate transportation services by a subsidiary, expose us to potential third party claims or litigation by prisoners or other persons relating to personal injury or other damages resulting from contact with a facility, its managers, personnel or other prisoners, including damages arising from a prisoner’s escape from, or a disturbance or riot at, a facility we own or manage, or from the misconduct of our employees. To the extent the events serving as a basis for any potential claims are alleged or determined to constitute illegal or criminal activity, we could also be subject to criminal liability. Such liability could result in significant monetary fines and could affect our ability to bid on future contracts and retain our existing contracts. In addition, as an owner of real property, we may be subject to a variety of proceedings relating to personal injuries of persons at such facilities. The claims against our facilities may be significant and may not be covered by insurance. Even in cases covered by insurance, our deductible may be significant.

We are subject to tax related risks.

      In connection with our merger with old CCA on December 31, 1998, we assumed the tax obligations of old CCA. The IRS has completed field audits of old CCA’s federal tax returns for the taxable years ended December 31, 1998 and 1997, and has recently completed auditing our federal tax return for the taxable year ended December 31, 2000. The IRS has proposed several adjustments to these tax returns that, if ultimately upheld by the Appeals Office of the IRS, would require us to make significant cash payments to the IRS, including a cash payment of $46.8 million, not including penalties and interest, with respect to adjustments for the 1998 and 1997 tax years and a cash payment in excess of $56.0 million, not including penalties and interest, with respect to adjustments for the 2000 tax year. See “Legal Proceedings and Income Tax Matters and Contingencies — Income Tax Contingencies” for a further description of these matters. While we believe that we have sufficient liquidity available to us to satisfy any payments required to be made, in the event we are required to make payments in connection with such claims, the payments would reduce our working capital available to satisfy amounts due under the notes and the terms of our other indebtedness. While we are currently unable to predict the ultimate outcome of these IRS audits, it is possible that such audits will result in claims against us in excess of reserves currently recorded, which would result in an adverse impact on net income to the extent such claims exceed our reserves currently recorded. Further, a proposed adjustment relating to the audit of our 2000 federal tax return would also substantially eliminate our net operating loss carryforward, and would result in increased cash tax liabilities on taxable income thereafter.

      In addition, although the IRS has concluded its audit of our federal tax return for the taxable year ended December 31, 1999, the statute of limitations for such taxable year still has not expired. Thus, our election of REIT status for 1999 remains subject to review by the IRS generally until the expiration of three years from the date of filing of our 1999 federal tax return. Should the IRS subsequently disallow our election to be taxed as a REIT for the 1999 taxable year, we would be subject to income taxes and interest on our 1999 taxable income and possibly could be subject to penalties, which would have an adverse impact on our financial position, results of operations and cash flows. To the extent that any IRS audit adjustments, including any adjustments resulting from the audit of old CCA’s 1997 and 1998 tax returns, increase the accumulated earnings and profits of old CCA, we could be required to make additional distributions of such to our stockholders, either in cash or through the issuance of our securities, in order to preserve our REIT status for our 1999 taxable year. See “Legal Proceedings and Income Tax Matters and Contingencies — Income Tax Contingencies.” Pursuant to the terms of our senior secured credit facility, however, we would not be permitted to satisfy any such obligation with cash. Moreover, the indenture governing the notes contains a restrictive covenant prohibiting the payment of any such obligation in cash unless we have sufficient restricted payment capacity under the indenture at the time such payment is required. As such, we would be required under the notes to satisfy any such obligation through the issuance of debt and/or equity securities with such terms as permitted by the indenture and the instruments governing our other indebtedness. See “Description of the Registered Notes — Certain Covenants — Restricted Payments,” “Description of the Registered Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and “Description of Certain Indebtedness and Preferred Stock.”

We are subject to risks associated with ownership of real estate.

      Our ownership of correctional and detention facilities subjects us to risks typically associated with investments in real estate. Investments in real estate, and in particular, correctional and detention facilities, are relatively illiquid and, therefore, our ability to divest ourselves of one or more of our facilities promptly in response to changed conditions is limited. Investments in correctional and detention facilities, in particular, subject us to risks involving potential exposure to environmental liability and uninsured loss. Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. In addition, although we maintain insurance for many types of losses, there are certain types of losses, such as losses from earthquakes, riots and acts of terrorism, which may be either uninsurable or for which it may not be economically feasible to obtain insurance coverage, in light of the substantial costs associated with such insurance. As a result, we could lose both our capital invested in, and anticipated profits from, one or more of the facilities we own. Further, it is possible to experience losses which exceed the limits of insurance coverage.

Certain of our facilities are subject to options to purchase and reversions.

      Nine of our facilities are or will be subject to an option to purchase by certain governmental agencies. Such options are exercisable by the corresponding contracting governmental entity generally at any time during the term of the respective facility management contract. See “Business — Facility Portfolio — Facilities and Facility Management Contracts.” If any of these options are exercised, there exists the risk that we will be unable to invest the proceeds from the sale of the facility in one or more properties that yield as much cash flow as the property acquired by the government entity. In addition, in the event any of these options are exercised, there exists the risk that the contracting governmental agency will terminate the management contract associated with such facility. For the year ended December 31, 2001, and for the six months ended June 30, 2002, the facilities subject to these options generated approximately $156.9 million and $78.7 million in revenue and approximately $35.0 million and $17.4 million in adjusted EBITDA, respectively.

      In addition, ownership of three of our facilities (including two of which also are subject to options to purchase) will, upon the expiration of certain ground leases with remaining terms generally ranging from 13 to 15 years, revert to the respective governmental agency contracting with us. See “Business — Facility Portfolio — Facilities and Facility Management Contracts.” At the time of such reversion, there exists the risk that the contracting governmental agency will terminate the management contract associated with such facility. For the year ended December 31, 2001, and for the six months ended June 30, 2002, the facilities subject to reversion generated approximately $59.1 million and $29.5 million in revenue and approximately $7.3 million and $3.8 million in adjusted EBITDA, respectively.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file reports, proxy statements and other information with the Commission. Our Commission filings are also available over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 to obtain information on the operation of the public reference room. We have filed with the Commission a Registration Statement on Form S-4 with respect to the registered notes. This prospectus, which is a part of the registration statement, omits some of the information included in the registration statement as permitted by the rules and regulations of the Commission. As a result, statements made in this prospectus as to the contents of any contract or other document are not necessarily complete. You should read the full text of any contract or document filed as an exhibit to the Registration Statement for a more complete understanding of the contract or document or matter involved.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains and incorporates by reference statements as to our beliefs and expectations of the outcome of future events that are forward-looking in nature, including, without limitation, the statements under “Summary.” “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” All statements other than statements of current or historical fact contained or incorporated by reference herein are forward-looking statements. The words “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate” and similar expressions, as they relate to us, are intended to identify these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include, but are not limited to, the risks and uncertainties associated with:

•	fluctuations in operating results because of changes in occupancy levels, competition, increases in cost of operations, fluctuations in interest rates and risks of operations;

•	the growth in the privatization of the corrections and detention industry and the public acceptance of our services;

•	our ability to obtain and maintain correctional facility management contracts and the timing of the opening of new facilities;

•	changes in governmental policy and in legislation and regulation of the corrections and detention industry that adversely affect our business;

•	availability of capital, including debt financing, on terms that are favorable to us; and

•	general economic and market conditions.

      All forward-looking statements included or incorporated by reference in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

INCORPORATION OF INFORMATION BY REFERENCE

      The Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. This prospectus and the information that we file later with the Commission may update and supersede the information we incorporate by reference. We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 by us until the exchange offer is complete.

      (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Commission on March 22, 2002;

      (2) Our Form 10-Q for the fiscal quarter ended March 31, 2002, filed with the Commission on May 14, 2002;

      (3) Our Form 10-Q for the fiscal quarter ended June 30, 2002, filed with the Commission on August 13, 2002;

      (4) Our Current Report on Form 8-K, filed with the Commission on January 3, 2002;

      (5) Our Current Report on Form 8-K, filed with the Commission on March 8, 2002;

      (6) Our Current Report on Form 8-K, filed with the Commission on April 11, 2002;

      (7) Our Current Report on Form 8-K, filed with the Commission on April 22, 2002;

      (8) Our Current Report on Form 8-K, filed with the Commission on April 25, 2002;

      (9) Our Current Report on Form 8-K, filed with the Commission on May 7, 2002;

      (10) Our Current Report on Form 8-K, filed with the Commission on May 15, 2002; and

      (11) Our Definitive Proxy Statement in connection with our 2002 Annual Meeting of Stockholders held on May 16, 2002, filed with the Commission on April 16, 2002.

THE EXCHANGE OFFER

Purpose and Effect

      We issued the old notes on May 3, 2002 in a private placement to a limited number of qualified institutional buyers, as defined under the Securities Act, and to a limited number of persons outside the United States. In connection with this issuance, we entered into the indenture and the registration rights agreement. These agreements require that we file a registration statement under the Securities Act with respect to the registered notes to be issued in the exchange offer and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your old notes for a like principal amount of registered notes. These registered notes will be issued without a restrictive legend and, except as set forth below, may be reoffered and resold by you without registration under the Securities Act. After we complete the exchange offer, our obligations with respect to the registration of the old notes and the registered notes will terminate, except as provided in the last paragraph of this section. A copy of the indenture relating to the notes and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part. As a result of the filing and the effectiveness of the registration statement, assuming we complete the exchange offer within           business days of the date that the registration statement is declared effective, we will not be required to pay any liquidated damages.

      Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, if you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or a broker-dealer referred to in the next paragraph, we believe that registered notes to be issued to you in the exchange offer may be offered for resale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act. This interpretation, however, is based on your representation to us that:

(1) the registered notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;

(2) you are not engaging in and do not intend to engage in a distribution of the registered notes to be issued to you in the exchange offer; and

(3) you have no arrangement or understanding with any person to participate in the distribution of the registered notes to be issued to you in the exchange offer.

      If you tender your old notes in the exchange offer for the purpose of participating in a distribution of the registered notes to be issued to you in the exchange offer, you cannot rely on this interpretation by the staff of the Commission. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives registered notes in the exchange offer for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those registered notes. See “Plan of Distribution.”

      If you will not receive freely tradeable registered notes in the exchange offer or are not eligible to participate in the exchange offer, you can elect, by indicating on the letter of transmittal and providing additional necessary information, to have your old notes registered in a “shelf” registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. If we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective for a period of           days from the date the shelf registration statement is declared effective by the Commission or a shorter period that will terminate when all of the old notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. Other than as set forth in this paragraph, you will not have the right to require us to register your old notes under the Securities Act. See “— Procedures for Tendering.”

Consequences of Failure to Exchange

      After we complete the exchange offer, if you have not tendered your old notes, you will not have any further registration rights, except as set forth above. Your old notes will continue to be subject to restrictions on transfer. Therefore, the liquidity of the market for your old notes could be adversely affected upon completion of the exchange offer if you do not participate in the exchange offer.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on the expiration date. We will issue $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 principal amount.

      The form and terms of the registered notes are substantially the same as the form and terms of the old notes, except that the registered notes to be issued in the exchange offer have been registered under the Securities Act and will not bear legends restricting their transfer. The registered notes will be issued pursuant to, and entitled to the benefits of, the indenture. The indenture also governs the old notes. The registered notes and the old notes will be deemed one issue of notes under the indenture.

      As of the date of this prospectus, $250.0 million in aggregate principal amount of old notes were outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the old notes. You do not have any appraisal or dissenters’ rights in connection with the exchange offer under the Maryland General Corporation Law or the indenture. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

      We will be deemed to have accepted validly tendered outstanding notes when, as, and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as our agent for the tendering holders for the purpose of receiving the registered notes from us. If we do not accept any tendered notes because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, we will return certificates for any unaccepted old notes, without expense, to the tendering holder promptly after the expiration date.

      You will not be required to pay brokerage commissions or fees or, except as set forth below under “— Transfer Taxes,” transfer taxes with respect to the exchange of your old notes in the exchange offer. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. See “— Fees and Expenses” below.

Expiration Date; Amendments

      The exchange offer will expire at 12:00 midnight, New York City time, on                     , 2002, unless we determine, in our sole discretion, to extend the exchange offer, in which case, it will expire at the later date and time to which it is extended. We do not intend to extend the exchange offer, although we reserve the right to do so. If we determine to extend the exchange offer, we do not intend to extend it beyond                     , 2002. If we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

     We also reserve the right, in our sole discretion,

(1) to delay accepting any old notes or, if any of the conditions set forth below under “— Conditions” have not been satisfied or waived, to terminate the exchange offer by giving oral or written notice of the delay or termination to the exchange agent, or

(2) to amend the terms of the exchange offer in any manner, by complying with Rule 14e-l(d) under the Exchange Act to the extent that rule applies.

      We acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to pay the consideration offered, or return the old notes surrendered for exchange, promptly after the termination or withdrawal of the exchange offer. We will notify you promptly of any extension, termination or amendment.

      As may be required in order to comply with applicable securities laws, if the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly notify the holders of old notes of the amendment and will extend the exchange offer for a period of five to ten business days, depending on the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise expire during such five to ten business day period.

Procedures for Tendering

Book-Entry Interests

      The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

      If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

(1) a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

(2) a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

      In addition, in order to deliver old notes held in the form of book-entry interests:

(1) a timely confirmation of book-entry transfer of the notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described below under “— Book-Entry Transfer” must be received by the exchange agent prior to the expiration date; or

(2) you must comply with the guaranteed delivery procedures described below.

      The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

Certificated Old Notes

      Only registered holders of certificated old notes may tender those notes in the exchange offer. If your old notes are certificated notes and you wish to tender those notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date, a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under “— Exchange Agent.” In addition, in order to validly tender your certificated old notes:

(1) the certificates representing your old notes must be received by the exchange agent prior to the expiration date or

(2) you must comply with the guaranteed delivery procedures described below.

Procedures Applicable to All Holders

      If you tender an old note and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

(1) old notes tendered in the exchange offer are tendered either

(A) by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(B) for the account of an eligible institution; and

(2) the box entitled “Special Registration Instructions” on the letter of transmittal has not been completed.

      If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

      If the letter of transmittal is signed by a person other than you, your old notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those old notes.

      If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

      We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

      You must cure any defects or irregularities in connection with tenders of your old notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your notes will be returned to you if:

(1) you improperly tender your old notes;

(2) you have not cured any defects or irregularities in your tender; and

(3) we have not waived those defects, irregularities or improper tender.

      The exchange agent will return your notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.

      In addition, we reserve the right in our sole discretion to:

(1) purchase or make offers for, or offer registered notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer;

(2) terminate the exchange offer; and

(3) to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

      The terms of any of these purchases or offers could differ from the terms of the exchange offer.

      By tendering, you will represent to us that, among other things:

(1) the registered notes to be acquired by you in the exchange offer are being acquired in the ordinary course of your business,

(2) you are not engaging in and do not intend to engage in a distribution of the registered notes to be acquired by you in the exchange offer,

(3) you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes to be acquired by you in the exchange offer and

(4) you are not our “affiliate,” as defined under Rule 405 of the Securities Act.

      In all cases, issuance of registered notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution therefor, will be returned without expense to you. In addition, in the case of old notes, tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC, promptly after the expiration or termination of the exchange offer.

Guaranteed Delivery Procedures

      If you desire to tender your old notes and your old notes are not immediately available or one of the situations described in the immediately preceding paragraph occurs, you may tender if:

(1) you tender through an eligible financial institution;

(2) on or prior to 12:00 midnight, New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

(3) the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

      The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

(1) your name and address;

(2) the amount of old notes you are tendering; and

(3) a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

(A) the certificates for all certificated old notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

(B) a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

(C) any other documents required by the letter of transmittal.

Book-Entry Transfer

      The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the exchange agent at DTC. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.

      If one of the following situations occur:

(1) you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the exchange agent’s account at DTC; or

(2) you cannot deliver all other documents required by the letter of transmittal to the exchange agent prior to the expiration date, then you must tender your book-entry interests according to the guaranteed delivery procedures discussed above.

Withdrawal Rights

      You may withdraw tenders of your old notes at any time prior to 12:00 midnight, New York City time, on the expiration date.

      For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under “— Exchange Agent” prior to 12:00 midnight, New York City time, on the expiration date.

      The notice of withdrawal must:

(1) state your name;

(2) identify the specific old notes to be withdrawn, including the certificate number or numbers and the principal amount of withdrawn notes;

(3) be signed by you in the same manner as you signed the letter of transmittal when you tendered your old notes, including any required signature guarantees or be accompanied by documents of transfer sufficient for the exchange agent to register the transfer of the old notes into your name; and

(4) specify the name in which the old notes are to be registered, if different from yours.

      We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to 12:00 midnight, New York City time, on the expiration date.

Conditions

      Notwithstanding any other provision of the exchange offer and subject to our obligations under the registration rights agreement, we will not be required to accept for exchange, or to issue registered notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time prior to the expiration of the exchange offer any of the following events occur:

(1) any injunction, order or decree has been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer; or

(2) the exchange offer violates any applicable law or any applicable interpretation of the staff of the Commission.

      These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required in order to comply with applicable securities laws, to extend the expiration date of the exchange offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time and from time to time. Notwithstanding the foregoing, all conditions must be satisfied or waived prior to the expiration of the exchange offer.

      In addition, we will not accept for exchange any old notes tendered, and no registered notes will be issued in exchange for any of those old notes, if at the time the notes are tendered any stop order is threatened by the Commission or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939.

      The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.

Exchange Agent

      We have appointed State Street Bank and Trust Company as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:

State Street Bank and Trust Company

Corporate Trust Department
Attention: Corrections Corporation of America Exchange Offer
P.O. Box 778
Boston, MA 02102-0778

By Hand or by Overnight Courier:

State Street Bank and Trust Company

Corporate Trust Department
Attention: Corrections Corporation of America Exchange Offer
2 Avenue de Lafayette
Boston, MA 02111-1724

By Facsimile: (617) 662-1452

By Telephone: (617) 662-1544
Attention: Janice Lee

      The exchange agent also acts as trustee under the indenture.

Fees and Expenses

      We will not pay brokers, dealers, or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail. Additional solicitations, however, may be made in person or by telephone by our officers and employees.

      We will pay the estimated cash expenses to be incurred in connection with the exchange offer. These are estimated in the aggregate to be approximately $                    which includes fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

      You will not be obligated to pay any transfer taxes in connection with a tender of your old notes for exchange unless you instruct us to register registered notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, in which event the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

      We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the cost of the exchange offer over the term of the registered notes under generally accepted accounting principles.

USE OF PROCEEDS

      The net proceeds from the original offering were approximately $243.1 million, which together with other financings, were used to refinance amounts outstanding under our old senior secured credit facility, which was at a variable interest rate of LIBOR plus 5.5% and was scheduled to mature on December 31, 2002, and to purchase approximately $89.2 million of our $100.0 million 12% senior notes due 2006, and pay related costs, fees and expenses.

      If we had completed the refinancing along with the related termination of our interest rate swap agreement and purchase of our interest rate cap agreement as of January 1, 2001, pro forma interest expense, net, for the year ended December 31, 2001, would have been $75.8 million using a current LIBOR of 1.86%, and the pro forma increase in the fair value of derivative instruments would have been $23.1 million. For the six months ended June 30, 2002, pro forma interest expense, net, would have been $36.2 million, the pro forma decrease in the fair value of derivative instruments would have been $1.3 million and pro forma income taxes would have been $14.5 million.

      We will not receive any proceeds from the issuance of the registered notes. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement. In consideration for issuing the registered notes as contemplated by this prospectus, we will receive outstanding notes in a like principal amount. The form and terms of the registered notes are identical in all respects to the form and terms of the old notes, except the registered notes have been registered under the Securities Act and will not contain restrictions on transfer or registration rights. Old notes surrendered in exchange for the registered notes will be retired and canceled and will not be reissued. Accordingly, the issuance of the registered notes will not result in any change in our outstanding indebtedness.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA AND

PRO FORMA RESULTS

Selected Historical Financial and Operating Data

      The following tables set forth certain of our historical financial and operating data for our most recent six month period and five most recent fiscal years. Our selected financial data is derived from our combined and consolidated financial statements for such periods. Our unaudited condensed consolidated financial statements as of June 30, 2002 and 2001 and for the six months then ended, and our audited combined and consolidated financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 are incorporated herein by reference.

      Our financial information for the six months ended June 30, 2002 and 2001, and for the year ended December 31, 2001 is the only information presented below that fully reflects operating and financial results under our current corporate structure for full periods as an owner, operator and manager of prisons and other correctional facilities. As the result of our mergers in the fourth quarter of 2000, our financial information for the year ended December 31, 2000 set forth below reflects nine months of operations primarily as a lessor of prison and other correctional facilities and three months of operations as an owner, operator and manager of prisons and other correctional facilities. Our financial information for the year ended December 31, 1999 set forth below reflects the results of our operations as a REIT. Our financial information for periods prior to January 1, 1999 is derived from the historical financial statements of old CCA. Therefore, the selected financial information for the years ended December 31, 1997, 1998, 1999 and 2000 is not comparable to the financial information for the six months ended June 30, 2002, and for the year ended December 31, 2001. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and the historical combined and consolidated financial statements and the related notes incorporated herein by reference, each of which contains more detailed information with respect to our merger with old CCA, our operations as a REIT for 1999 and our operations and mergers in 2000.

	Year Ended December 31,

	2001	2000	1999	1998	1997

	(Dollars in thousands, except per share amounts)
Statement of Operations:
Revenue:
Management and other	$951,747	$261,774	$—	$662,059	$462,249
Rental	5,718	40,938	270,134	—	—
Licensing fees from affiliates	—	7,566	8,699	—	—

Total revenue	957,465	310,278	278,833	662,059	462,249

Expenses:
Operating	734,206	217,315	—	496,522	330,470
General and administrative	34,568	45,463	24,125	28,628	16,025
Lease	—	—	—	58,018	18,684
Depreciation and amortization	54,383	59,799	44,062	14,363	13,378
Fees to Operating Company	—	1,401	—	—	—
Write-off of amounts under lease arrangements	—	11,920	65,677	—	—
Impairment losses	—	527,919	76,433	—	—
Old CCA compensation charge	—	—	—	22,850	—

Total expenses	823,157	863,817	210,297	620,381	378,557

Operating income (loss)	134,308	(553,539)	68,536	41,678	83,692
Equity (earnings) loss and amortization of deferred gain, net	358	11,638	(3,608)	—	—
Interest expense (income), net	125,906	131,545	45,036	(2,770)	(3,404)
Other income	—	(3,099)	—	—	—
Change in fair value of derivative instruments	(14,554)	—	—	—	—
Loss on disposal of assets	74	1,733	1,995	—	—
Unrealized foreign currency transaction loss	219	8,147	—	—	—
Stockholder litigation settlements	—	75,406	—	—	—
Write-off of loan costs	—	—	14,567	2,043	—

Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of accounting change	22,305	(778,909)	10,546	42,405	87,096
Income tax (expense) benefit	75	48,002	(83,200)	(15,424)	(33,141)

Income (loss) from continuing operations before minority interest and cumulative effect of accounting change	22,380	(730,907)	(72,654)	26,981	53,955
Minority interest in net loss of PMSI and JJFMSI	—	125	—	—	—

Income (loss) from continuing operations before cumulative effect of accounting change	22,380	(730,782)	(72,654)	26,981	53,955
Income from discontinued operations, net of taxes	3,314	—	—	—	—
Cumulative effect of accounting change, net of taxes	—	—	—	(16,145)	—

Net income (loss)	25,694	(730,782)	(72,654)	10,836	53,955
Distributions to preferred stockholders	(20,024)	(13,526)	(8,600)	—	—

Net income (loss) available to common stockholders	$5,670	$(744,308)	$(81,254)	$10,836	$53,955

Basic earnings (loss) per share:
Income (loss) from continuing operations before cumulative effect of accounting change	$0.10	$(56.68)	$(7.06)	$3.78	$7.99
Income from discontinued operations, net of taxes	0.13	—	—	—	—
Cumulative effect of accounting change, net of taxes	—	—	—	(2.26)	—

Net income (loss) available to common stockholders	$0.23	$(56.68)	$(7.06)	$1.52	$7.99

Diluted earnings (loss) per share:
Before cumulative effect of accounting change	$0.08	$(56.68)	$(7.06)	$3.47	$6.92
Income from discontinued operations, net of taxes	0.12	—	—	—	—
Cumulative effect of accounting change, net of taxes	—	—	—	(2.05)	—

Net income (loss) available to common stockholders	$0.20	$(56.68)	$(7.06)	$1.42	$6.92

	As of December 31,

	2001	2000	1999	1998	1997

	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$46,307	$20,889	$84,493	$31,141	$136,147
Total assets	1,971,280	2,176,992	2,716,644	1,090,437	697,940
Total debt	963,600	1,152,570	1,098,991	299,833	132,922
Total liabilities excluding deferred gains	1,224,119	1,488,977	1,209,528	395,999	214,112
Stockholders’ equity	747,161	688,015	1,401,071	451,986	348,076

	Year Ended December 31,

	2001	2000	1999	1998	1997

Other Financial Data:
Ratio of earnings to fixed charges(1)	1.2x	N/A	1.0x	2.5x	6.9x

	Six Months Ended
	June 30,

	2002	2001

	(Dollars in thousands,
	except per share
	amounts)
Statement of Operations:
Revenue:
Management and other	$476,839	$470,556
Rental	1,897	3,845

Total revenue	478,736	474,401

Expenses:
Operating	372,363	364,184
General and administrative	15,535	17,034
Depreciation and amortization	25,142	25,343

Total expenses	413,040	406,561

Operating income	65,696	67,840
Equity in (earnings) loss of joint venture	(27)	175
Interest expense, net	51,285	67,286
Change in fair value of interest rate swap agreement	(3,462)	6,296
(Gain) loss on sale of assets	51	(39)
Unrealized foreign currency transaction (gain) loss	(327)	344

Income (loss) from continuing operations before income taxes, extraordinary charge and cumulative effect of accounting change	18,176	(6,222)
Income tax benefit	32,016	166

Income (loss) from continuing operations before extraordinary charge and cumulative effect of accounting change	50,192	(6,056)
Income (loss) from discontinued operations, net of taxes	(688)	1,263
Extraordinary charge	(36,670)	—
Cumulative effect of accounting change	(80,276)	—

Net loss	(67,442)	(4,793)
Distributions to preferred stockholders	(10,282)	(9,801)

Net loss available to common stockholders	$(77,724)	$(14,594)

	Six Months Ended
	June 30,

	2002	2001

	(Dollars in thousands,
	except per share
	amounts)
Basic earnings (loss) per share:
Income (loss) from continuing operations before extraordinary charge and cumulative effect of accounting change	$1.44	$(0.66)
Income (loss) from discontinued operations, net of taxes	(0.02)	0.05
Extraordinary charge	(1.33)	—
Cumulative effect of accounting change	(2.90)	—

Net loss available to common stockholders	$(2.81)	$(0.61)

Diluted earnings (loss) per share:
Income (loss) from continuing operations before extraordinary charge and cumulative effect of accounting change	$1.26	$(0.66)
Income (loss) from discontinued operations, net of taxes	(0.02)	0.05
Extraordinary charge	(1.03)	—
Cumulative effect of accounting change	(2.25)	—

Net loss available to common stockholders	$(2.04)	$(0.61)

	As of June 30,

	2002	2001

	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$65,785	$41,934
Total assets	1,868,715	2,004,947
Total debt	966,161	996,669
Total liabilities	1,191,142	1,315,861
Stockholders’ equity	677,573	689,086

	Six Months
	Ended
	June 30,

	2002	2001

Other Financial Data:
Ratio of earnings to fixed charges(1)	1.3x	0.9x

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs. Deficiency in earnings available to cover fixed charges for the year ended December 31, 2000 was $759.1 million. This deficit is primarily the result of impairment losses of $527.9 million and the write-off of amounts under lease arrangements of $11.9 million. See our combined and consolidated financial statements and related notes incorporated herein by reference and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

Pro Forma Results for the Adoption of New Accounting Pronouncement

      Effective January 1, 2002 we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” referred to herein as SFAS 142, which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, all goodwill amortization ceased effective January 1, 2002 and goodwill attributable to each of our reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined using a collaboration of various common valuation techniques, including market multiples, discounted cash flows, and replacement cost methods. These impairment tests are required to be performed at adoption of SFAS 142 and at least annually thereafter. On an ongoing basis (absent any impairment indicators), we expect to perform the impairment tests during the fourth quarter, in connection with the annual budgeting process.

      Based on our initial impairment tests, we recognized an impairment of $80.3 million to write-off the carrying value of goodwill associated with our owned and managed facilities. This goodwill was established in connection with the acquisition of Correctional Management Services Corporation, a privately-held operating company and Tennessee corporation subsequently also known as Corrections Corporation of America, referred to herein as Operating Company. The remaining goodwill, which is associated with the facilities we manage but do not own, was deemed to be not impaired, and remains recorded on the balance sheet. This remaining goodwill was established in connection with the acquisitions of Prison Management Services, Inc., or PMSI, and Juvenile and Jail Facility Management Services, Inc., or JJFMSI, both of which were privately-held service companies and Tennessee corporations that managed certain government-owned adult and juvenile prison and jail facilities. The implied fair value of goodwill of the owned and managed reporting segment did not support the carrying value of any goodwill, primarily due to its highly leveraged capital structure. No impairment of goodwill allocated to the managed-only reporting segment was deemed necessary, primarily because of the relatively minimal capital expenditure requirements, and therefore indebtedness, in connection with obtaining such management contracts. Under SFAS 142, the impairment recognized at adoption of the new rules was reflected as a cumulative effect of accounting change in our statement of operations for the first quarter of 2002. Impairment adjustments recognized after adoption, if any, are required to be recognized as operating expenses.

      SFAS 142 also requires certain previous separately identified intangible assets, such as workforce values, to be reclassified as goodwill. The carrying amount of goodwill attributable to each reportable operating segment with goodwill balances and changes therein is as follows (in thousands):

	Owned and Managed	Managed-only
	Segment	Segment	Total

Balance as of December 31, 2001	$79,876	$24,143	$104,019
Value of workforce reclassified as goodwill	400	289	689
Impairment adjustment	(80,276)	—	(80,276)

Balance as of June 30, 2002	$—	$24,432	$24,432

      In connection with the adoption of SFAS 142, we also reassessed the useful lives and the classification of identifiable intangible assets and liabilities and determined that they continue to be appropriate.

      Actual results of operations for the six months ended June 30, 2001 and for the years ended December 31, 2001, 2000 and 1999, and pro forma results of operations for those periods had we applied the non-amortization provisions of SFAS 142 in those periods are as follows (in thousands, except per share amounts):

	Six Months	Year Ended December 31,
	Ended June 30,
	2001	2001	2000	1999

Reported net income (loss) available to common stockholders	$(14,594)	$5,670	$(744,308)	$(81,254)
Add: Goodwill amortization	4,471	8,844	1,719	—

Pro forma net income (loss) available to common stockholders	$(10,123)	$14,514	$(742,589)	$(81,254)

Basic earnings (loss) per share:
Reported net income (loss) available to common stockholders	$(0.61)	$0.23	$(56.68)	$(7.06)
Goodwill amortization	0.19	0.37	0.13	—

Pro forma net income (loss) available to common stockholders	$(0.42)	$0.60	$(56.55)	$(7.06)

Diluted earnings (loss) per share:
Reported net income (loss) available to common stockholders	$(0.61)	$0.20	$(56.68)	$(7.06)
Goodwill amortization	0.19	0.31	0.13	—

Pro forma net income (loss) available to common stockholders	$(0.42)	$0.51	$(56.55)	$(7.06)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the combined and consolidated financial statements and notes thereto incorporated herein by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those described under “Risk Factors” and included in other portions of this prospectus and in the information incorporated herein by reference.

Overview

      We were formed in September 1998 as Prison Realty Corporation and commenced operations on January 1, 1999, following our mergers with each of old CCA on December 31, 1998 and old Prison Realty on January 1, 1999, which are collectively referred to herein as the 1999 merger. As more fully discussed in Note 3 to the 2001 financial statements, effective October 1, 2000, we completed a series of restructuring transactions. As part of the restructuring, our primary tenant, also known as Corrections Corporation of America, a Tennessee corporation (“Operating Company”), was merged with and into our wholly-owned operating subsidiary on October 1, 2000. This merger is referred to herein as the Operating Company merger. In connection with the restructuring and the Operating Company merger, we amended our charter to, among other things, remove provisions relating to our operation and qualification as a real estate investment trust, or REIT, for federal income tax purposes commencing with our 2000 taxable year and changed our name to “Corrections Corporation of America.” As more fully discussed in Note 3 to the 2001 combined and consolidated financial statements, effective December 1, 2000, each of the service companies, known as Prison Management Services, Inc., a Tennessee corporation (“PMSI”), and Juvenile and Jail Facility Management Services, Inc., a Tennessee Corporation (“JJFMSI”), also merged with and into our wholly-owned operating subsidiary.

      As the result of the Operating Company merger and the acquisitions of PMSI and JJFMSI, we now specialize in owning, operating and managing prisons and other correctional facilities and providing inmate residential and prisoner transportation services for governmental agencies. In addition to providing the fundamental residential services relating to inmates, our facilities offer a variety of rehabilitation and educational programs, including basic education, life skills and employment training and substance abuse treatment. These services are intended to reduce recidivism and to prepare inmates for their successful re-entry into society upon their release. We also provide health care (including medical, dental and psychiatric services), food services and work and recreational programs. We also provide inmate transportation services for government agencies through our subsidiary, TransCor America, LLC.

      Our results of operations for 1999 reflect our operating results as a REIT. We believe the comparison between 2000 and prior years is not meaningful because the 2000 financial condition, results of operations and cash flows reflect our operation as a subchapter C corporation, which, for the period January 1, 2000 through September 30, 2000, included real estate activities with Operating Company during a period of severe liquidity problems, and as of October 1, 2000, also includes the operations of the correctional and detention facilities previously leased to and managed by Operating Company. In addition, our financial condition, results of operations and cash flows as of and for the year ended December 31, 2000 also include the operations of PMSI and JJFMSI as of December 1, 2000 (acquisition date) on a consolidated basis. For the period January 1, 2000 through August 31, 2000, the investments in PMSI and JJFMSI were accounted for and presented under the equity method of accounting. For the period from September 1, 2000 through November 30, 2000, the investments in PMSI and JJFMSI were accounted for on a combined basis with the results of our operations due to the repurchase by the wholly-owned subsidiaries of PMSI and JJFMSI of the non-management, outside stockholders’ equity interest in PMSI and JJFMSI during September 2000. For these reasons, we believe the comparison between the results of operations for the full quarterly and annual periods beginning January 1, 2001 and the results of operations for periods prior to our merger with Operating Company and acquisitions of PMSI and JJFMSI in the fourth quarter of 2000 is not meaningful, as the financial condition, results of operations and cash flows for the full quarterly and annual periods beginning January 1, 2001 reflect our operations as an owner, operator and manager of prisons and other correctional facilities, while the 2000 financial statements do not reflect such results.

Critical Accounting Policies

      The condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A summary of our significant accounting policies is described in Note 4 to our 2001 financial statements. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Accounts receivable

      As of June 30, 2002, accounts receivable included $17.9 million from the Commonwealth of Puerto Rico, including $10.8 million classified as current assets of discontinued operations due to the termination in May 2002 of the contracts to manage the Ponce Adult Correctional Facility and the Ponce Young Adult Correctional Facility, both located in Ponce, Puerto Rico. As further discussed herein, our contract to manage the Guayama Correctional Center, located in Guayama, Puerto Rico, was also terminated in August 2002. We currently believe that we will collect these amounts due from the Commonwealth of Puerto Rico. While the Commonwealth of Puerto Rico has historically been a slow payer of outstanding charges, we do not believe that the termination of the management contracts will have any impact on the collectibility of the amounts outstanding. The Commonwealth of Puerto Rico has not disputed any of the amounts outstanding, and has recently acknowledged amounts due. Accordingly, no allowance for doubtful accounts has been established for the accounts receivable balance due from the Commonwealth of Puerto Rico. Subsequent to June 30, 2002, the Commonwealth of Puerto Rico paid approximately $4.2 million of the outstanding accounts receivable balance as of June 30, 2002. We can provide no assurance, however, as to whether or when we will collect all or a portion of the remaining amounts due from the Commonwealth of Puerto Rico. Non-payment of such charges could have a material adverse impact on our results of operations and cash flows.

Asset impairments

      As of June 30, 2002, we had approximately $1.6 billion in long-lived assets. We evaluate the recoverability of the carrying values of our long-lived assets, other than intangibles, when events suggest that an impairment may have occurred. In these circumstances, we utilize estimates of undiscounted cash flows to determine if an impairment exists. If an impairment exists, it is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Goodwill impairments

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, which established new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, all goodwill amortization ceased effective January 1, 2002 (for the six months ended June 30, 2001 goodwill amortization was $4.5 million) and goodwill attributable to each of our reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined using a collaboration of various common valuation techniques, including market multiples, discounted cash flows, and replacement cost methods. These impairment tests are required to be performed at adoption of SFAS 142 and at least annually thereafter. On an ongoing basis (absent any impairment indicators), we expect to perform our impairment tests during the fourth quarter, in connection with our annual budgeting process.

      Based on our initial impairment tests, we recognized an impairment of $80.3 million to write-off the carrying value of goodwill associated with our owned and managed facilities during the first quarter of 2002. This goodwill was established in connection with the acquisition of Operating Company. The remaining goodwill, which is associated with the facilities we manage but do not own, was deemed to be not impaired, and remains recorded on the balance sheet. This remaining goodwill was established in connection with the acquisitions of PMSI and JJFMSI. The implied fair value of goodwill of the owned and managed reporting segment did not support the carrying value of any goodwill, primarily due to its highly leveraged capital structure. No impairment of goodwill allocated to the managed-only reporting segment was deemed necessary, primarily because of the relatively minimal capital expenditure requirements, and therefore indebtedness, in connection with obtaining such management contracts. Under SFAS 142, the impairment recognized at adoption of the new rules was reflected as a cumulative effect of accounting change in our statement of operations for the first quarter of 2002. Impairment adjustments recognized after adoption, if any, are required to be recognized as operating expenses.

Income taxes

      As of June 30, 2002, we had approximately $147.6 million in deferred tax assets. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate taxable income within the net operating loss carryforward period. Since the change in tax status in connection with the restructuring in 2000, and as of June 30, 2002, we have provided a valuation allowance to reserve the deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” or SFAS 109. The valuation allowance was recognized based on the weight of available evidence indicating that it was more likely than not that the deferred tax assets would not be realized. This evidence primarily consisted of, but was not limited to, recurring operating losses for federal tax purposes.

      Our assessment of the valuation allowance could change in the future. Removal of the valuation allowance in whole or in part would result in a non-cash reduction in income tax expense during the period of removal. To the extent no valuation allowance is established for our deferred tax assets, future financial statements would reflect a provision for income taxes at the applicable federal and state tax rates on income before taxes.

      As further discussed in Note 21 to our 2001 financial statements, we have received the IRS’s preliminary findings related to audits of the federal tax returns of one of our predecessors, referred to as Old CCA, for the taxable years ended December 31, 1998 and 1997, in which the IRS has proposed to increase taxable income by approximately $120.0 million. If ultimately upheld, these adjustments would result in a cash tax liability to us of approximately $46.8 million, not including penalties and interest. We are currently appealing the IRS’s preliminary findings with the Appeals Office of the IRS. While we intend to vigorously defend our position, we are currently unable to predict the ultimate outcome of these IRS audits. It is possible, however, that future cash flows could be materially affected by claims against us, and results of operations could be materially affected by claims against us in excess of reserves currently recorded, which would result in an adverse impact on net income to the extent such claims exceed our reserves currently recorded.

      In addition, to the extent that any IRS audit adjustments increase the accumulated earnings and profits of Old CCA, we could be required to make additional distributions of such to our stockholders, either in cash or through the issuance of certain types of our securities, in order to preserve our REIT status for our 1999 taxable year. If the IRS ultimately upholds the adjustments described above and requires us to distribute the full amount of the increase in Old CCA’s earnings and profits (less any taxes, interest and penalties paid by us), we would be required to distribute approximately $70.5 million in cash or securities to our stockholders of record at the time of distribution, none of which is currently accrued. Pursuant to the terms of our New Senior Bank Credit Facility (as hereafter defined), however, we are not permitted to satisfy any such obligation with cash. Moreover, the indenture governing the 9.875% Senior

Notes (as hereafter defined) contains a restrictive covenant prohibiting the payment of any such obligation in cash unless we have sufficient restricted capacity under the indenture at the time such payment is required. As such, we would be required under the terms of the notes to satisfy any such obligation through the issuance of debt and/or equity securities with such terms as permitted by the indenture and the instruments governing our other indebtedness. See “Description of the Registered Notes — Certain Covenants – Restricted Payments,” “Description of the Registered Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” and “Description of Certain Indebtedness and Preferred Stock.”

      The IRS has recently completed auditing our federal tax return for the taxable year ended December 31, 2000. The IRS has proposed the disallowance of a loss we claimed as the result of our forgiveness in September 2000 of certain indebtedness of one of our former operating companies. This finding is currently being protested with the Appeals Office of the IRS. In the event that, after we seek all available remedies, the IRS prevails, we would be required to pay the IRS in excess of $56.0 million in cash plus penalties and interest. In addition, this adjustment would also substantially eliminate our net operating loss carryforward, and would result in increased cash tax liabilities on taxable income thereafter. We believe that we have meritorious defenses of our positions. We have not established a reserve for this matter. However, the IRS may make such an assessment and prevail in any such claim against us.

Self-funded insurance reserves

      As of June 30, 2002, we had approximately $24.5 million in accrued liabilities for employee health, workers’ compensation, and automobile insurance. We are significantly self-insured for employee health, workers’ compensation, and automobile liability insurance. As such, our insurance expense is largely dependent on claims experience and our ability to control our claims. We have consistently accrued the estimated liability for employee health based on our history of claims experience and time lag between the incident date and the date the cost is reported to us. We have accrued the estimated liability for workers’ compensation and automobile insurance based on a third-party actuarial valuation of the outstanding liabilities. These estimates could change in the future.

Legal reserves

      As of June 30, 2002, we had approximately $18.4 million in accrued liabilities for litigation for certain legal proceedings in which we are involved. We have accrued our estimate of the probable costs for the resolution of these claims based on a range of potential outcomes. In addition, we are subject to current and potential future legal proceedings for which little or no accrual has been reflected because our current assessment of the potential exposure is nominal. These estimates have been developed in consultation with our general counsel’s office and, as appropriate, outside counsel handling these matters, and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future cash flows and results of operations could be materially affected by changes in our assumptions, new developments, or by the effectiveness of our strategies. See “Risk Factors — Risks Related to Our Business — We are subject to legal proceedings associated with owning and managing correctional and detention facilities” for a more detailed discussion of the litigation risks associated with our operations.

Liquidity and Capital Resources

      Our principal capital requirements are for working capital, capital expenditures and debt service payments. Capital requirements may also include cash expenditures associated with our outstanding commitments and contingencies, as further discussed in the notes to the financial statements and as further described in our 2001 financial statements. In addition, we may incur capital expenditures to expand the design capacity of our facilities in order to retain management contracts, or when the economics of an expansion are compelling. We have financed, and intend to continue to finance, the working capital and capital expenditure requirements with existing cash balances and net cash provided by operations. We may also sell non-strategic assets and apply the net proceeds to pay-down our outstanding indebtedness.

      As of June 30, 2002, our liquidity was provided by cash on hand of approximately $65.8 million and $61.2 million available under a $75.0 million revolving credit facility. During the six months ended June 30, 2002, we generated $78.6 million in cash through operating activities, and as of June 30, 2002, we had net working capital of $57.7 million. We currently expect to be able to meet our cash expenditure requirements for the next year.

      During the fourth quarter of 2000, as a result of our financial condition existing at that time, including: (i) the pending maturity of the loans under the then existing senior secured bank credit facility, referred to herein as the Old Senior Bank Credit Facility; (ii) our negative working capital position; and (iii) our highly leveraged capital structure, our new management conducted strategic assessments; developed revised financial projections; evaluated the utilization of existing facilities, projects under development and excess land parcels; identified certain of these non-strategic assets for sale; and identified various potential transactions that could improve our financial position.

      During 2001, we were successful in repositioning our capital structure for a comprehensive refinancing of our senior indebtedness, including primarily the Old Senior Bank Credit Facility (as hereafter defined). We paid-down $189.0 million in total debt through a combination of $138.7 million in cash generated from asset sales and internally generated cash. We improved operating margins to 23.1% during 2001 from 18.0% during 2000. Average occupancy during 2001 increased to 88.5% from 84.8% during 2000. We settled a number of outstanding legal matters, including (i) the class action and derivative stockholder lawsuits brought against us and certain of our former directors and executive officers; (ii) litigation regarding fees and expenses we allegedly owed as a result of the termination of a securities purchase agreement related to our proposed corporate restructuring in 2000 led by the Fortress/ Blackstone investment group, and (iii) a disputed invoice from Merrill Lynch & Co. for services as our financial advisor in connection with the corporate restructuring in 2000.

      In May 2001, we completed a one-for-ten reverse stock split of our common stock, which satisfied a condition of continued listing of our common stock on the New York Stock Exchange. We also believe the reverse stock split encouraged greater interest in our stock by the financial community and investing public. During December 2001, we completed an amendment and restatement of our Old Senior Bank Credit Facility. As part of the December 2001 amendment and restatement, the existing $269.4 million revolving portion of the Old Senior Bank Credit Facility, which was to mature on January 1, 2002, was replaced with a term loan of the same amount maturing on December 31, 2002, to coincide with the maturity of the other loans under the Old Senior Bank Credit Facility. Pursuant to terms of the December 2001 amendment and restatement, all loans under the Old Senior Bank Credit Facility accrued interest at a variable rate of 5.5% over the London Interbank Offering Rate, or LIBOR, or 4.5% over the base rate, at our option.

      As a result of the December 2001 amendment and restatement, certain financial and non-financial covenants of the Old Senior Bank Credit Facility were amended, including the removal of prior restrictions on our ability to pay cash dividends on shares of our issued and outstanding Series A Preferred Stock. Under the terms of the December 2001 amendment and restatement, we were permitted to pay quarterly dividends, when declared by the board of directors, on the shares of Series A Preferred Stock, including all dividends in arrears. On December 13, 2001, our board of directors declared a cash dividend on the shares of Series A Preferred Stock for the fourth quarter of 2001, and for all five quarters then unpaid and in arrears, payable on January 15, 2002 to the holders of record of Series A Preferred Stock on December 31, 2001. As a result of the board’s declaration, we paid an aggregate of $12.9 million to shareholders of the Series A Preferred Stock in January 2002.

      We believed, and continue to believe, that a short-term extension of the revolving portion of our Old Senior Bank Credit Facility was in our best interests for a longer-term financing strategy, particularly due to difficult market conditions for the issuance of debt securities following the terrorist attacks on September 11, 2001, and during the fourth quarter of 2001. Additionally, we believed that certain terms of the amendment and restatement, including primarily the removal of prior restrictions to pay cash dividends on our shares of Series A Preferred Stock, including all dividends in arrears, would result in an improvement to our credit ratings, thereby enhancing the terms of a more comprehensive refinancing.

      After completing the amendment and restatement of the Old Senior Bank Credit Facility in December 2001, Moody’s Investors Service upgraded the rating on our senior secured debt to “B2” from “B3”, our senior unsecured debt to “B3” from “Caa1”, and our preferred stock to “Caa2” from “Ca”.

      On May 3, 2002, we completed a comprehensive refinancing of our senior indebtedness through the refinancing of our then existing senior secured bank credit facility, referred to herein as the Old Senior Bank Credit Facility, and the offering of $250.0 million aggregate principal amount of 9.875% unsecured senior notes due 2009, referred to herein as the 9.875% Senior Notes, in a private placement to a group of initial purchasers. The proceeds from the offering of the 9.875% Senior Notes were used to repay a portion of amounts outstanding under the Old Senior Bank Credit Facility, to redeem approximately $89.2 million of our existing $100.0 million 12% Senior Notes due 2006, referred to herein as the 12% Senior Notes, pursuant to a tender offer and consent solicitation, and to pay related fees and expenses. Upon the completion of the refinancing, Moody’s Investors Service upgraded its rating of our senior secured debt to “B1” from “B2”, our senior unsecured debt to “B2” from “B3”, and our preferred stock to “Caa1” from “Caa2”, and Standard & Poor’s upgraded our corporate credit rating and its rating of our senior secured debt to “B+” from “B” and our senior unsecured debt to “B-” from “CCC+”.

      Interest on the 9.875% Senior Notes accrues at a rate of 9.875% per year, and is payable semi-annually on May 1 and November 1 of each year, beginning November 1, 2002. The 9.875% Senior Notes mature on May 1, 2009. At any time before May 1, 2005, we may redeem up to 35% of the notes with the net proceeds of certain equity offerings, as long as 65% of the aggregate principal amount of the notes remains outstanding after the redemption. We may redeem all or a portion of the 9.875% Senior Notes on or after May 1, 2006. Redemption prices are set forth in the indenture governing the 9.875% Senior Notes. The 9.875% Senior Notes are guaranteed on an unsecured basis by all of our domestic subsidiaries (other than our Puerto Rican subsidiary).

      The indenture governing the 9.875% Senior Notes contains certain customary covenants that, subject to certain exceptions and qualifications, restrict our ability to, among other things: make restricted payments; incur additional debt or issue certain types of preferred stock; create or permit to exist certain liens; consolidate, merge or transfer all or substantially all of our assets; and enter into transactions with affiliates. In addition, if we sell certain assets (and generally do not use the proceeds of such sales for certain specified purposes) or experience specific kinds of changes in control, we must offer to repurchase all or a portion of the 9.875% Senior Notes. The offer price for the 9.875% Senior Notes in connection with an asset sale would be equal to 100% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the notes repurchased to the date of purchase. The offer price for the 9.875% Senior Notes in connection with a change in control would be 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the notes repurchased to the date of purchase. The 9.875% Senior Notes are also subject to certain cross-default provisions with the terms of our other indebtedness.

      As part of the refinancing, we obtained a new $715.0 million senior secured bank credit facility, referred to herein as the New Senior Bank Credit Facility, which replaced the Old Senior Bank Credit Facility. Lehman Commercial Paper Inc. serves as administrative agent under the new facility, which is comprised of a $75.0 million revolving loan with a term of approximately four years, referred to herein as the Revolving Loan, a $75.0 million term loan with a term of approximately four years, referred to herein as the Term Loan A Facility, and a $565.0 million term loan with a term of approximately six years, referred to herein as the Term Loan B Facility. All borrowings under the New Senior Bank Credit Facility initially bear interest at a base rate plus 2.5%, or LIBOR plus 3.5%, at our option. The applicable margin for the Revolving Loan and the Term Loan A Facility is subject to adjustment based on our leverage ratio. We are also required to pay a commitment fee on the difference between committed amounts and amounts actually utilized under the Revolving Loan equal to 0.50% per year subject to adjustment based on our leverage ratio.

      The Term Loan A Facility is repayable in quarterly installments commencing June 30, 2002 in an aggregate principal amount for each year as follows: $15.0 million in year one, $18.0 million in year two, $21.0 million in year three, and $21.0 million in year four. The Term Loan B Facility is repayable in nominal quarterly installments of approximately $1.4 million commencing June 30, 2002 for the first five years and in substantial quarterly installments during the final year.

      Prepayments of loans outstanding under the New Senior Bank Credit Facility are permitted at any time without premium or penalty, upon the giving of proper notice. In addition, we are required to prepay amounts outstanding under the New Senior Bank Credit Facility in an amount equal to: (i) 50% of the net cash proceeds from any sale or issuance of our equity securities or any equity securities of our subsidiaries, subject to certain exceptions; (ii) 100% of the net cash proceeds from any incurrence of additional indebtedness (excluding certain permitted debt), subject to certain exceptions; (iii) 100% of the net cash proceeds from any sale or other disposition by us, or any of our subsidiaries, of any assets, subject to certain exclusions and reinvestment provisions and excluding certain dispositions in the ordinary course of business; and (iv) 50% of our “excess cash flow” (as such term is defined in the New Senior Bank Credit Facility) for each fiscal year.

      The credit agreement governing the New Senior Bank Credit Facility requires us to meet certain financial covenants, including, without limitation, a minimum fixed charge coverage ratio, a maximum leverage ratio and a minimum interest coverage ratio. In addition, the New Senior Bank Credit Facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, payment of dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments and modifications of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. In addition, the New Senior Bank Credit Facility contains cross-default provisions with our other indebtedness.

      The loans and other obligations under the New Senior Bank Credit Facility are guaranteed by each of our domestic subsidiaries. Our obligations under the New Senior Bank Credit Facility and the guarantees are secured by: (i) a perfected first priority security interest in substantially all of our tangible and intangible assets and substantially all of the tangible and intangible assets of our subsidiaries; and (ii) a pledge of all of the capital stock of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries.

      Pursuant to the terms of the aforementioned tender offer and consent solicitation which expired on May 16, 2002, in connection with the refinancing, in May 2002, we redeemed approximately $89.2 million in aggregate principal amount of our 12% Senior Notes with proceeds from the issuance of the 9.875% Senior Notes. The notes were redeemed at a price of 110% of par, which included a 3% consent payment, plus accrued and unpaid interest to the payment date. In connection with the tender offer and consent solicitation, we received sufficient consents and amended the indenture governing the 12% Senior Notes to delete substantially all of the restrictive covenants and events of default contained therein.

      We are required to pay interest and principal upon maturity on the remaining 12% Senior Notes outstanding, in accordance with the original terms of such notes.

      In connection with the refinancing, our operating subsidiary’s revolving credit facility with a $50.0 million capacity was terminated. No amounts were outstanding on this facility at the time of its termination.

      In connection with the refinancing, we also terminated an interest rate swap agreement at a price of approximately $8.8 million. The swap agreement, which fixed LIBOR at 6.51% on outstanding balances of $325.0 million through its expiration on December 31, 2002, had been entered into in order to satisfy a requirement of the Old Senior Bank Credit Facility. In addition, in order to satisfy a requirement of the New Senior Bank Credit Facility, we purchased an interest rate cap agreement, capping LIBOR at 5.0% on outstanding balances of $200.0 million through the expiration of the cap agreement on May 20, 2004, for a price of $1.0 million. The termination of the swap agreement and the purchase of the cap agreement were funded with cash on hand.

      As a result of the early extinguishment of the Old Senior Bank Credit Facility and the redemption of substantially all of our 12% Senior Notes, we recorded an extraordinary loss of approximately $36.7 million during the second quarter of 2002, which included the write-off of existing deferred loan costs, certain bank fees paid, premiums paid to redeem the 12% Senior Notes, and certain other costs associated with the refinancing.

      Operating Activities. Our net cash provided by operating activities for the six months ended June 30, 2002, was $78.6 million, compared with $64.5 million for the same period in the prior year. Cash provided by operating activities represents the year to date net loss plus depreciation and amortization, changes in various components of working capital, adjustments for various non-cash charges, including primarily the cumulative effect of accounting change in 2002 and the change in fair value of the interest rate swap agreement, and the extraordinary charge related to the comprehensive refinancing completed on May 3, 2002. Income tax refunds of $30.6 million during the first quarter of 2001 and $32.2 million during the second quarter of 2002 contributed to the cash generated from operating activities in both years. The income tax refund received in 2002 was due to a change in federal income tax law that became effective in March 2002.

      Investing Activities. Our cash flow used in investing activities was $3.6 million for the six months ended June 30, 2002, and was primarily attributable to capital expenditures during the period of $6.8 million, net of proceeds received from the sale of our interest in a juvenile facility located in Dallas, Texas, on June 28, 2002, for $4.3 million. Our cash flow provided by investing activities was $113.0 million for the six months ended June 30, 2001, and was primarily attributable to the proceeds received from the sale of our Mountain View Correctional Facility, located in Spruce Pine, North Carolina, on March 16, 2001, our Agecroft facility, located in Salford, England, on April 10, 2001, and our Pamlico Correctional Facility, located in Bayboro, North Carolina, on June 28, 2001.

      Financing Activities. Our cash flow used in financing activities was $55.5 million for the six months ended June 30, 2002, compared with $156.4 million for the same period in the prior year. Proceeds from the issuance on May 3, 2002 of the 9.875% Senior Notes and the New Senior Bank Credit Facility were largely offset by the repayment of the Old Senior Bank Credit Facility and the redemption of substantially all of the 12% Senior Notes. However, we also paid debt issuance costs of $35.0 million in connection with this comprehensive refinancing, and an additional $8.8 million to terminate the interest rate swap agreement. Further, during the first quarter of 2002, we paid cash dividends of $12.9 million on our Series A Preferred Stock for the fourth quarter of 2001 and for all five quarters in arrears, as permitted under the terms of an amendment to our Old Senior Bank Credit Facility obtained in December 2001. Additionally, we paid $2.2 million in cash dividends on our Series A Preferred Stock during the second quarter of 2002. Net payments on debt during the first six months of 2001 totaled $155.9 million and primarily consisted of the net cash proceeds received from the sale of the Mountain View Correctional Facility, the Agecroft facility and the Pamlico Correctional Facility that were immediately applied to amounts outstanding under the Old Senior Bank Credit Facility. Net payments on debt also included a lump sum payment of $35.0 million on the Old Senior Bank Credit Facility with cash on hand.

Results of Operations

      Our results of operations are impacted by, and the following table sets forth for the periods presented, the number of facilities we owned and managed, the number of facilities we managed but did not own, the number of facilities we leased to other operators, and the facilities we owned that were not yet in operation.

	Owned
	and	Managed
	Managed	Only	Leased	Incomplete	Total

Facilities as of December 31, 2000	40	28	4	2	74
Sale of the Mountain View Correctional Facility	(1)	—	—	—	(1)
Sale of Agecroft Properties, Inc., which owned an interest in the Agecroft facility located in Salford, England	(1)	—	—	—	(1)
Sale of the Pamlico Correctional Facility	(1)	—	—	—	(1)
Termination of the management contract for the Brownfield Intermediate Sanction Facility	—	(1)	—	—	(1)
Sale of the Southern Nevada Women’s Correctional Center, and due to the amendment of the previous contract terms, continued management of the facility	(1)	1	—	—	—

Facilities as of December 31, 2001	36	28	4	2	70
Termination of the management contract for the Southwest Indiana Regional Youth Village	—	(1)	—	—	(1)
Termination of the management contract for the Ponce Young Adult Correctional Facility	—	(1)	—	—	(1)
Termination of the management contract for the Ponce Adult Correctional Facility	—	(1)	—	—	(1)
Management contract award by the Federal Bureau of Prisons for the McRae Correctional Facility	1	—	—	(1)	—
Sale of interest in a juvenile facility	—	—	(1)	—	(1)

Facilities as of June 30, 2002	37	25	3	1	66

Six Months Ended June 30, 2002 Compared to the Six Months Ended June 30, 2001

      During the six months ended June 30, 2002, we incurred a net loss available to common stockholders of $77.7 million, or $2.04 per diluted share, compared with a net loss available to common stockholders of $14.6 million, or $0.61 per diluted share, for the same period in the previous year. Contributing to the net loss for the six-month period in 2002 was a non-cash charge for the cumulative effect of accounting change of $80.3 million, or $2.25 per diluted share, related to the adoption of SFAS 142 and the extraordinary charge of $36.7 million, or $1.03 per diluted share. The cumulative effect of accounting change and the extraordinary charge were partially offset by a one-time cash income tax benefit of $32.2 million during the first quarter of 2002 related to a change in tax law that became effective in March 2002, which enabled us to utilize certain of our net operating losses to offset taxable income generated in 1997 and 1996.

      Facility Operations. A key performance indicator we use to measure the revenue and expenses associated with the operation of the facilities we own or manage is expressed in terms of a compensated man-day, and represents the revenue we generate and expenses we incur for one inmate for one calendar day. Revenue and expenses per compensated man-day are computed by dividing revenue and expenses by the total number of man-days during the period. A man-day represents a calendar day for which we are compensated for the occupancy of an inmate. We believe the measurement is useful because we are compensated for operating and managing facilities at an inmate-per-diem rate based upon actual or minimum guaranteed occupancy levels. We also measure our ability to contain costs on a per-compensated man-day basis, which is largely dependent upon the number of inmates we accommodate. Further, per man-day measurements are also used to estimate our potential profitability based on certain occupancy levels relative to design capacity. Revenue and expenses per compensated man-day were as follows for the six months ended June 30, 2002 and 2001:

	For the Six Months
	Ended June 30,

	2002	2001

Revenue per compensated man-day	$49.19	$47.93
Operating expenses per compensated man-day:
Fixed expense	28.07	26.99
Variable expense	10.07	9.99

Total	38.14	36.98

Operating margin per compensated man-day	$11.05	$10.95

Operating margin	22.5%	22.8%

Average compensated occupancy	88.3%	88.8%

      Management and other revenue consists of revenue earned from the operation and management of adult and juvenile correctional and detention facilities we own or manage. Management and other revenue for the six months ended June 30, 2002 and 2001 totaled $476.8 million and $470.6 million, respectively. Many of our customers are currently experiencing budget difficulties. While these budget difficulties present short-term challenges with respect to our per-diem rates resulting in pressure on our management revenue in future quarters, these governmental entities are also constrained with respect to funds available for prison construction. As a result, because we believe inmate populations will continue to rise, we currently expect the lack of new bed supply to lead to higher occupancies in the long-term. In addition, where customers have requested a reduction in per-diem rates, we have been somewhat successful in mitigating the reduction in revenue by obtaining the flexibility to reduce our operating expenses, such as through the reduction in the use of our various program services or through the consolidation of inmates into fewer facilities.

      On May 30, 2002, we were awarded a contract by the Federal Bureau of Prisons, or the BOP, to house approximately 1,500 federal detainees at our McRae Correctional Facility located in McRae, Georgia. The three-year contract, awarded as part of the Criminal Alien Requirement Phase II Solicitation, or CAR II, also provides for seven one-year renewals. The McRae facility is substantially complete and unoccupied. We could earn revenues of up to $109 million in the first three years of the contract, and expect to incur approximately $6 million of additional capital expenditures to prepare this facility for operations pursuant to BOP specifications. The contract with the BOP guarantees at least 95% occupancy on a take-or-pay basis, and is expected to commence late in the fourth quarter of 2002, resulting in an increase in management and other revenue upon commencement. However, start-up expenses will be incurred prior to the commencement of the contract, including but not limited to, salaries, utilities, medical and food supplies and clothing, which will result in additional operating expenses before any revenue is generated, resulting in a reduction in net income in the short-term.

      Operating expenses for the six months ended June 30, 2002 and 2001 totaled $372.4 million and $364.2 million, respectively. Operating expenses consist of those expenses incurred in the operation and management of adult and juvenile correctional and detention facilities.

      Salaries and benefits represent the most significant component of fixed operating expenses. During 2001, we incurred wage increases due to tight labor markets, particularly for correctional officers. However, as the unemployment rate has increased, we have seen an increase in the availability of potential employees, providing some moderation to the trend of increasing salary requirements. Nonetheless, the market for correctional officers has remained challenging. In addition, ten of our facilities currently have contracts with the federal government requiring that our wage and benefit rates comply with wage determination rates set forth, and as adjusted from time to time, under the Service Contract Act of the U.S. Department of Labor. Our contracts generally provide for reimbursement of a portion of the increased costs resulting from wage determinations in the form of increased per-diems, thereby mitigating the effect of increased salaries and benefits expenses at those facilities. We may also be subject to adverse claims, or government audits, relating to alleged violations of wage and hour laws applicable to us, which may result in adjustments to amounts previously paid as wages and, potentially interest and/or monetary penalties.

      We also experienced a trend of increasing insurance expense during the six months ended June 30, 2002, as compared to the same periods in the prior year. Because we are significantly self-insured for employee health, workers’ compensation, and automobile liability insurance, our insurance expense is dependent on claims experience and our ability to control our claims. Our insurance policies contain various deductibles and stop-loss amounts intended to limit our exposure for individually significant occurrences. However, the nature of our self-insurance policies provides little protection for a deterioration in claims experience or increasing employee medical costs in general. We continue to incur increasing insurance expense due to adverse claims experience. We have begun implementing a strategy to improve the management of our future loss claims but can provide no assurance that this strategy will be successful. Additionally, general liability insurance costs have risen substantially since the terrorist attacks on September 11, 2001, and other types of insurance, such as directors and officers liability insurance, are currently expected to increase due to several recent high profile business failures and concerns about corporate governance and accounting in the marketplace. Unanticipated additional insurance expenses resulting from adverse claims experience or a continued increasing cost environment for general liability and other types of insurance could result in increasing expenses in the future. See “Risk Factors — Risks Related to Our Business — Our results of operations are dependent on revenues generated by our jails, prisons and detention facilities, which are subject to the following risks associated with the corrections and detention industry” for a description of the risks associated with our necessary insurance costs.

      During the first quarter of 2001, we hired a General Counsel to manage our legal matters and to develop procedures to minimize the incidence of litigation in the future. We have been able to settle numerous cases on terms we believe are favorable. In addition, during the first quarter of 2002, we settled a number of outstanding legal matters for amounts less than reserves previously established for such matters, which resulted in a reduction to variable operating expenses of approximately $1.0 million during the first quarter of 2002. However, during the second quarter of 2002, variable operating expenses included $1.7 million for an overall increase in potential exposure for certain legal proceedings, none of which was individually significant. It is possible, however, that future cash flows and results of operations could be materially affected by changes in our assumptions, new developments, or by the effectiveness of our litigation and settlement strategies. Operating expenses included $0.2 million for estimated legal proceedings and settlements during the six months ended June 30, 2001, contributing to the increase in variable expenses and slight reduction in operating margins for the six months ended June 30, 2002 compared with the same period in the prior year.

      The operation of the facilities we own carries a higher degree of risk associated with a management contract than the operation of the facilities we manage but do not own because we incur significant capital expenditures to construct or acquire facilities we own. Additionally, correctional and detention facilities have a limited or no alternative use. Therefore, if a management contract is terminated on a facility we own, we continue to incur certain operating expenses, such as real estate taxes, utilities, and insurance, that we would not incur if a management contract was terminated for a managed-only facility. As a result, revenue per compensated man-day is typically higher for facilities we own and manage than for managed-only facilities. Because we incur higher expenses, such as repairs and maintenance, real estate taxes, and insurance, on the facilities we own and manage, our cost structure for facilities we own and manage is also higher than the cost structure for the managed-only facilities. The following tables display the revenue and expenses per compensated man-day for the facilities we own and manage and for the facilities we manage but do not own:

	For the Six Months
	Ended June 30,

	2002	2001

Owned and Managed Facilities:
Revenue per compensated man-day	$54.81	$53.23
Operating expenses per compensated man-day:
Fixed expense	30.17	28.77
Variable expense	11.16	11.23

Total	41.33	40.00

Operating margin per compensated man-day	$13.48	$13.23

Operating margin	24.6%	24.9%

Average compensated occupancy	81.6%	83.2%

Managed Only Facilities:
Revenue per compensated man-day	$40.97	$40.01
Operating expenses per compensated man-day:
Fixed expense	25.00	24.33
Variable expense	8.49	8.12

Total	33.49	32.45

Operating margin per compensated man-day	$7.48	$7.56

Operating margin	18.3%	18.9%

Average compensated occupancy	100.4%	98.9%

Owned and Managed Facilities

      During the first quarter of 2001, the State of Georgia began filling two of our facilities that had been expanded during 2000 to accommodate an additional 524 beds at each facility, contributing to an increase in management and other revenue at these facilities for the six-month period in 2002 compared with the same period in the prior year.

      During the second quarter of 2001, we were informed that our contract with the District of Columbia to house its inmates in our Northeast Ohio Correctional Center, which contract expired September 8, 2001, would not be renewed due to a new law that mandated that the BOP assume jurisdiction of all District of Columbia offenders by the end of 2001. The Northeast Ohio Correctional Center is a 2,016-bed medium-security prison. The District of Columbia began transferring inmates out of the facility during the second quarter of 2001 and completed the process in July 2001. Total management and other revenue at this facility was approximately $6.3 million during the six months ended June 30, 2001. The related operating expenses at this facility were $10.1 million during the six months ended June 30, 2001. While no revenue is currently generated from this facility, we incurred approximately $1.5 million of operating expenses during the six months ended June 30, 2002 for real estate taxes, utilities, insurance and other necessary expenses associated with owning the facility. Overall, our occupancy decreased by approximately 1,300 inmates at our facilities as a result of this mandate. We have engaged in discussions with the BOP regarding a sale of the Northeast Ohio Correctional Center to the BOP, and are also pursuing agreements to reopen the facility. We may not, however, be able to reach agreements on a sale or to reopen this facility.

      During 2001 we provided correctional services for the State of Wisconsin at four of our facilities. During the second half of 2001, due to a short-term decline in the State of Wisconsin’s inmate population, the State transferred approximately 750 inmates out of our Whiteville Correctional Facility, located in Whiteville, Tennessee, to the State’s correctional system. Although the State of Wisconsin continued transferring inmates out of our facilities during the first quarter of 2002, our population of Wisconsin inmates has recently begun to increase. Total management revenue at the Whiteville facility nonetheless decreased $6.3 million, or 53.6%, during the first half of 2002 from the first half of 2001. We are currently pursuing a contract with the State of Tennessee to replace the vacancy from these inmates, although we can provide no assurance that we will be successful in this pursuit.

      We currently house approximately 2,600 adult male inmates for the Oklahoma Department of Corrections, or the ODC, at three of our owned facilities in Oklahoma. Our contracts with the ODC expired in March 2002. Rather than renew the contracts pursuant to their renewal provisions, in April 2002 the ODC issued a Request for Proposal, or RFP, that covered substantially all inmates housed in the six privately owned and operated prisons located in the state of Oklahoma, including three facilities managed by other private prison operators. We submitted proposals in response to the RFP to continue housing inmates in our three Oklahoma facilities, and also submitted a proposal to expand the number of inmates we could house at one of these facilities. The RFP was subsequently withdrawn. The contracts for these three facilities have since been renewed on terms substantially similar to the recently expiring contracts.

  Managed-Only Facilities

      During the fourth quarter of 2001, we obtained an extension of our management contract with the Commonwealth of Puerto Rico for the operation of the 1,000-bed medium-security Guayama Correctional Center located in Guayama, Puerto Rico, through December 2006. However, on May 7, 2002, we received notice from the Commonwealth of Puerto Rico terminating our contract to manage this facility. Operations of this facility were transferred to the Commonwealth of Puerto Rico on August 6, 2002. During the six months ended June 30, 2002, this facility generated $10.0 million of total revenue and $7.0 million of operating expenses. As a result of this contract termination, beginning in the third quarter of 2002, the operating results of this facility, net of taxes, will be reported as discontinued operations for all periods presented, along with the operations of the Ponce Adult Correctional Facility and the Ponce Young Adult Correctional Facility, both located in Ponce, Puerto Rico. Operating results for the facilities located in Ponce, Puerto Rico were reclassified for all periods presented, if material, to discontinued operations upon the transfer of operation of the facilities to the Commonwealth of Puerto Rico during the second quarter of 2002.

      During the fourth quarter of 2001, we committed to a plan to terminate a management contract at the Southwest Indiana Regional Youth Village, a 188-bed juvenile facility located in Vincennes, Indiana. During the first quarter of 2002, we entered into a mutual agreement with Children and Family Services Corporation, or CFSC, to terminate our management contract at the facility, effective April 1, 2002, prior to the contract’s expiration date in 2004. In connection with the mutual agreement to terminate the management contract, CFSC also paid in full an outstanding note receivable totaling approximately $0.7 million, which was previously considered uncollectible and was fully reserved. The termination of this management contract will not have a material impact on our financial statements. Because management committed to the termination of this management contract prior to the effective date of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144, the results of operations were not reported in discontinued operations.

      On June 28, 2002, we received notice from the Mississippi Department of Corrections terminating our contract to manage the 1,016-bed Delta Correctional Facility located in Greenwood, Mississippi, due to the non-appropriation of funds. We currently expect to cease operations of the facility during the third quarter of 2002. The termination of our contract to manage the Delta Correctional Facility is not expected to have a material effect on our financial statements. We also operate the 900-bed Wilkinson County Correctional Facility located in Woodville, Mississippi pursuant to the terms of a contract with the

Mississippi Department of Corrections. We are currently renegotiating this contract to provide for the accommodation of up to 1,000 inmates. However, we may not be able to renegotiate this contract on favorable terms. In addition, because the contract may be terminated at any time without cause, the Mississippi Department of Corrections could determine to terminate our contract to manage the Wilkinson County Correctional Facility at any time.

      Rental revenue. Rental revenue was $1.9 million for the six months ended June 30, 2002, compared with $3.8 million during the same period in the prior year. Rental revenue was generated from leasing correctional and detention facilities to governmental agencies and other private operators. On March 16, 2001, we sold the Mountain View Correctional Facility, and on June 28, 2001, we sold the Pamlico Correctional Facility, two facilities that had been leased to governmental agencies. Therefore, no further rental revenue has been received for these facilities during the six months ended June 30, 2002. For the six months ended June 30, 2001, rental revenue for these facilities totaled $2.0 million.

      General and administrative expense. General and administrative expenses totaled $15.5 million and $17.0 million, respectively, for the six months ended June 30, 2002 and 2001. General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses, and decreased from the first half of 2001 primarily due to a reduction in salaries and benefits, including incentive compensation, during the first quarter of 2002 compared with the first quarter of 2001.

      Depreciation and amortization. Depreciation and amortization expense totaled $25.1 million and $25.3 million, respectively, for the six months ended June 30, 2002 and 2001. Amortization expense for the six months ended June 30, 2001 included approximately $4.5 million for goodwill that was established in connection with acquisitions occurring in 2000. Goodwill was no longer subject to amortization effective January 1, 2002, in accordance with a new accounting pronouncement, as further discussed under “Recent Accounting Pronouncements” herein. Amortization expense during the six months ended June 30, 2001 is also net of a reduction to amortization expense of $5.8 million for the amortization of a liability relating to contract values established in connection with the mergers completed in 2000. Due to certain of these liabilities becoming fully amortized during 2001, the reduction to amortization expense during the six months ended June 30, 2002 was $1.6 million.

      Interest expense, net. Interest expense, net, is reported net of interest income for the six months ended June 30, 2002 and 2001. Gross interest expense was $53.5 million and $72.3 million, respectively, for the six months ended June 30, 2002 and 2001. Gross interest expense is based on outstanding convertible subordinated notes payable balances, borrowings under the New Senior Bank Credit Facility, the Old Senior Bank Credit Facility, the 9.875% Senior Notes, the 12% Senior Notes, net settlements on an interest rate swap, and amortization of loan costs and unused facility fees. The decrease in gross interest expense from the prior year is primarily attributable to lower average outstanding indebtedness, the comprehensive refinancing completed on May 3, 2002, which decreased the interest rate spread on the New Senior Bank Credit Facility, the termination of the interest rate swap agreement, lower amortization of loan costs, and a lower interest rate environment. During 2001, we paid-down $189.0 million in total debt through a combination of $138.7 million in cash generated from asset sales and internally generated cash.

      For the six months ended June 30, 2002 and 2001, gross interest income was $2.2 million and $5.0 million, respectively. Gross interest income is earned on cash collateral requirements, direct financing leases, notes receivable and investments of cash and cash equivalents. On October 3, 2001, we sold our Southern Nevada Women’s Correctional Facility, which had been accounted for as a direct financing lease. Therefore, no interest income was received on this lease during the six months ended June 30, 2002. For the six months ended June 30, 2001, interest income for this lease totaled $0.6 million. Subsequent to the sale, we continue to manage the facility pursuant to a contract with the State of Nevada.

      Change in fair value of derivative instruments. In accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” referred to herein as SFAS 133, we reflected in earnings the change in the estimated fair value of our interest rate swap agreement during the six months ended June 30, 2002 and 2001. We estimated the fair value of the interest rate swap agreement using option-pricing models that value the potential for the interest rate swap agreement to become in-the-money through changes in interest rates during the remaining term of the agreement. A negative fair value represented the estimated amount we would have to pay to cancel the contract or transfer it to other parties.

      Our swap agreement fixed LIBOR at 6.51% (prior to the applicable spread) on outstanding balances of at least $325.0 million through its expiration on December 31, 2002. In accordance with SFAS 133, for the six months ended June 30, 2002 and 2001, we recorded a $3.5 million non-cash gain and a $6.3 million non-cash charge, respectively, for the change in fair value of the swap agreement, which includes $1.3 million for amortization of the transition adjustment during both periods. We were no longer required to maintain the existing interest rate swap agreement due to the early extinguishment of the Old Senior Bank Credit Facility. During May 2002, we terminated the swap agreement prior to its expiration at a price of approximately $8.8 million. In accordance with SFAS 133, we will continue to amortize the unamortized portion of the transition adjustment of $1.3 million as of June 30, 2002, as a non-cash expense through December 31, 2002.

      The New Senior Bank Credit Facility required us to hedge at least $192.0 million of the term loan portions of the facility within 60 days following the closing of the loan. In May 2002, we entered into an interest rate cap agreement to fulfill this requirement, capping LIBOR at 5.0% on outstanding balances of $200.0 million through the expiration of the cap agreement on May 20, 2004. We paid a premium of $1.0 million to enter into the interest rate cap agreement. We expect to amortize this premium as the estimated fair values assigned to each of the hedged interest payments expire throughout the term of the cap agreement, amounting to $0.4 million in 2003 and $0.6 million in 2004. We have met the hedge accounting criteria under SFAS 133 and related interpretations in accounting for the interest rate cap agreement. As a result, the estimated fair value of the interest rate cap agreement of $0.6 million as of June 30, 2002 was included in other assets on the consolidated balance sheet, and the change in the fair value of the interest rate cap agreement of $0.4 million during the second quarter of 2002 was reported through other comprehensive income in the statement of stockholders’ equity. There can be no assurance that the interest rate cap agreement will be effective in mitigating our exposure to interest rate risk in the future, or that we will be able to continue to meet the hedge accounting criteria under SFAS 133.

      On December 31, 2001, approximately 2.8 million shares of common stock were issued, along with a $26.1 million subordinated promissory note, in connection with the final settlement of the federal court portion of our stockholder litigation settlement. Under the terms of the promissory note, the note and accrued interest became extinguished in January 2002 once the average closing price of the common stock exceeded a “termination price” equal to $16.30 per share for fifteen consecutive trading days following the issuance of such note. The terms of the note, which allow the principal balance to fluctuate dependent on the trading price of our common stock, created a derivative instrument that was valued and accounted for under the provisions of SFAS 133. As a result of the extinguishment of the note in January 2002, the derivative instrument was also extinguished. Since the estimated fair value of the derivative asset was equal to the face amount of the note as of December 31, 2001, the extinguishment had no financial statement impact in 2002.

      While the state court portion of the stockholder litigation settlement has also been finally settled, the payment of settlement proceeds to the state court plaintiffs has not yet been completed; however, the settlement payment is expected to result in the issuance of approximately 0.3 million additional shares of common stock and a $2.9 million subordinated promissory note, which may also be extinguished if the average closing price of our common stock meets or exceeds $16.30 per share for fifteen consecutive trading days following the note’s issuance and prior to its maturity in 2009. Additionally, to the extent our common stock price does not meet the termination price, the note will be reduced by the amount that the shares of common stock issued to the plaintiffs appreciate in value in excess of $4.90 per share, based on the average trading price of the stock following the date of the note’s issuance and prior to the maturity of the note. If the remaining promissory note is issued under the current terms, in accordance with SFAS 133, as amended, we will reflect in earnings the change in the estimated fair value of the derivative included in the promissory note from quarter to quarter. Since we have reflected the maximum obligation of the contingency associated with the state court portion of the stockholder litigation in the consolidated balance sheet as of June 30, 2002, the issuance of the note is currently expected to have a favorable impact on our consolidated financial position and results of operations initially; thereafter, the financial statement impact will fluctuate based on changes in our stock price. However, the impact cannot be determined until the promissory note is issued and an estimated fair value of the derivative included in the promissory note is determined. The note is currently expected to be issued during the third quarter of 2002.

      Income tax expense. For the six months ended June 30, 2002 and 2001, we generated an income tax benefit of $32.0 million and $0.2 million, respectively. Substantially all of the increase in the income tax benefit during the six months ended June 30, 2002, related to a change in tax law that became effective in March 2002, which enabled us to utilize certain of our net operating losses to offset taxable income generated in 1997 and 1996.

      On March 9, 2002, the “Job Creation and Worker Assistance Act of 2002” was signed into law. Among other changes, the law extends the net operating loss carryback period to five years from two years for net operating losses arising in tax years ending in 2001 and 2002, and allows use of net operating loss carrybacks and carryforwards to offset 100% of the alternative minimum taxable income. We experienced net operating losses during 2001 resulting primarily from the sale of assets at prices below the tax basis of such assets. Under terms of the new law, we utilized certain of our net operating losses to offset taxable income generated in 1997 and 1996. As a result of this tax law change in 2002, we reported an income tax benefit and claimed a refund of approximately $32.2 million during the first quarter of 2002, which was received in April 2002.

      Based on our current estimates, we are projecting minimal net taxable income for the year ending December 31, 2002. However, actual results could differ from these estimates for various reasons, including the completion of certain transactions that result in net operating losses for federal income tax purposes. If we experience a net operating loss for federal income tax purposes for the year ending December 31, 2002, as a result of the change in federal tax law effective during the first quarter of 2002, we would recognize an income tax benefit to the extent we could utilize such net operating losses to offset taxable income generated in 1997 and 1996, using applicable tax rates.

      As of June 30, 2002, our deferred tax assets totaled approximately $147.6 million. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate taxable income within the net operating loss carryforward period. Since the change in tax status in connection with the restructuring in 2000, and as of June 30, 2002, we have provided a valuation allowance to reserve the deferred tax assets in accordance with SFAS 109. The valuation allowance was recognized based on the weight of available evidence indicating that it was more likely than not that the deferred tax assets would not be realized. This evidence primarily consisted of, but was not limited to, recurring operating losses for federal tax purposes.

      Our assessment of the valuation allowance could change in the future. Removal of the valuation allowance in whole or in part would result in a non-cash reduction in income tax expense during the period of removal. To the extent no valuation allowance is established for our deferred tax assets, future financial statements would reflect a provision for income taxes at the applicable federal and state tax rates on income before taxes.

      Discontinued Operations. In late 2001 and early 2002, we were provided notice from the Commonwealth of Puerto Rico of its intention to terminate the management contracts at the 500-bed multi-security Ponce Young Adult Correctional Facility and the 1,000-bed medium-security Ponce Adult Correctional Facility, located in Ponce, Puerto Rico, upon the expiration of the management contracts in February 2002. Attempts to negotiate continued operation of these facilities were unsuccessful. As a result, the transition period to transfer operation of the facilities to the Commonwealth of Puerto Rico ended

May 4, 2002, at which time operation of the facilities was transferred to the Commonwealth of Puerto Rico. Due to the transfer of the operations of these facilities to the Commonwealth of Puerto Rico on May 4, 2002, the operating results of these facilities, net of taxes, were reported as discontinued operations for all periods presented. During the six months ended June 30, 2002, these facilities generated total revenue of $7.9 million and operating expenses of $7.4 million. The Company recorded a non-cash charge of approximately $1.8 million during the second quarter of 2002 for the write-off of the carrying value of assets associated with the terminated management contracts.

      During the fourth quarter of 2001, we obtained an extension of our management contract with the Commonwealth of Puerto Rico for the operation of the Guayama Correctional Center located in Guayama, Puerto Rico, through December 2006. However, on May 7, 2002, we received notice from the Commonwealth of Puerto Rico terminating our contract to manage this facility. As a result of the termination of the management contract for the Guayama Correctional Center, which occurred on August 6, 2002, beginning with the third quarter of 2002 the operating results of this facility, net of taxes, will also be reported as discontinued operations for all periods presented.

      On June 28, 2002, we sold our interest in a juvenile facility located in Dallas, Texas for approximately $4.3 million. The facility, which was designed to accommodate 900 at-risk juveniles, was leased to an independent third party operator pursuant to a lease expiring in 2008. Net proceeds from the sale have been used for working capital purposes.

Year Ended December 31, 2001

      As previously discussed, we do not believe the comparisons between the results of operations for the years ended December 31, 2001, 2000 and 1999 are meaningful. See “— Overview.”

      We generated net income available to common stockholders of $5.7 million, or $0.20 per diluted share for the year ended December 31, 2001. Contributing to the net income was a non-cash gain of $25.6 million related to the extinguishment of the aforementioned $26.1 million promissory note issued in connection with our federal stockholder litigation settlement. Results also included the non-cash effect of an $11.1 million charge associated with the accounting for an interest rate swap agreement required under prior terms of our Old Senior Bank Credit Facility.

      Facility Operations. During 2001, for all of the facilities we owned or managed, we generated $48.30 in revenue per compensated man-day and incurred $37.07 in operating expenses per compensated man-day, resulting in an operating margin of 23.3%.

      Revenue per compensated man-day for the facilities we owned and managed was $53.63 for 2001. Revenue per compensated man-day for the managed-only facilities was $40.41 for 2001. Because we incur higher expenses such as repairs and maintenance, real estate taxes, and insurance on the facilities we own and manage, our cost structure for facilities we own and manage is also higher than the cost structure for the managed-only facilities. Operating expense per compensated man-day for the facilities we owned and managed was $40.20 for 2001. Operating expense per compensated man-day for the managed-only facilities was $32.44 for 2001. Operating margins, therefore, for owned and managed facilities and managed-only facilities were 25.0% and 19.7%, respectively.

      Management and Other Revenue. Management and other revenue consists of revenue earned from the operation and management of adult and juvenile correctional and detention facilities we own or manage, which, for the year ended December 31, 2001, totaled $951.7 million. Occupancy for the facilities we operated was 88.6% for the year ended December 31, 2001, including 82.6% for facilities we owned and managed, and 99.4% for our managed-only facilities.

      During the first quarter of 2001, the State of Georgia began filling two of our facilities that had been expanded during 2000 to accommodate an additional 524 beds at each facility, contributing to an increase in management and other revenue at these facilities.

      During the second quarter of 2001, we were informed that our then existing contract with the District of Columbia to house its inmates at our Northeast Ohio Correctional Center, which contract expired September 8, 2001, would not be renewed due to a new law that mandated the BOP to assume jurisdiction of all District of Columbia offenders by the end of 2001. The Northeast Ohio Correctional Center is a 2,016-bed medium-security prison. The District of Columbia began transferring inmates out of the facility during the second quarter of 2001, and completed the process in July 2001. Accordingly, substantially all employees at the facility were terminated. Total management and other revenue at this facility was approximately $6.4 million during 2001. The related operating expenses at this facility were $12.6 million during 2001.

      During the third quarter of 2001, due to a short-term decline in the State of Wisconsin’s inmate population, the state transferred approximately 700 inmates out of our Whiteville Correctional Facility, located in Whiteville, Tennessee, to Wisconsin’s correctional system. Therefore, management and other revenue declined at this facility during 2001.

      Operating Expenses. Operating expenses totaled $734.2 million for the year ended December 31, 2001. Operating expenses consist of those expenses incurred in the operation and management of correctional and detention facilities and other correctional facilities.

      Salaries and benefits represent the most significant component of operating expenses. During 2001, we incurred wage increases due to tight labor markets, particularly for correctional officers. However, as the unemployment rate has increased, we have seen an increase in the availability of potential employees, providing some moderation to the trend of increasing salary requirements. Nonetheless, the market for correctional officers has remained challenging. In addition, ten of our facilities have contracts with the federal government requiring that our wage and benefit rates comply with wage determination rates set forth, and as adjusted from time to time, under the Service Contract Act of the U.S. Department of Labor. Our contracts generally provide for reimbursement of a portion of the increased costs resulting from wage determinations in the form of increased per-diems, thereby mitigating the effect of increased salaries and benefits expenses at those facilities. We may also be subject to adverse claims, or government audits, relating to alleged violations of wage and hour laws applicable to us, which may result in adjustments to amounts previously paid as wages and, potentially, interest and/or monetary penalties.

      We also experienced a trend of increasing insurance expense during 2001. Because we are significantly self-insured for employee health, workers’ compensation, and automobile liability insurance, our insurance expense is dependent on claims experience, overall trends in medical expenses nationwide for employee health insurance, and our ability to control our claims experience. Our insurance policies contain various deductibles and stop-loss amounts intended to limit our exposure for individually significant occurrences. However, the nature of our self-insurance policies provides little protection for a deterioration in claims experience or increasing employee medical costs in general. We continue to incur increasing insurance expense due to adverse claims experience. We are developing a strategy to improve the management of our future loss claims but can provide no assurance that this strategy will be successful. Additionally, general liability insurance costs have risen substantially since the terrorist attacks on September 11, 2001 and other types of insurance, such as directors and officers insurance, are currently expected to increase due to several high profile business failures and concerns about corporate governance in the marketplace. Unanticipated additional insurance expenses resulting from adverse claims experience or a continued increasing cost environment for general liability insurance could result in increasing expenses in the future.

      We were able to achieve reductions in food expenses during 2001 through the renegotiation of food service contracts. In addition, despite increasing medical costs nationwide, we were able to achieve a modest reduction in medical expenses. We can provide no assurance, however, that we will continue to achieve further expense reductions, or that we will not experience an increase in such expenses in the future.

      Rental Revenue. Rental revenue was $5.7 million for the year ended December 31, 2001, and was generated from leasing correctional and detention facilities to governmental agencies and other private operators. On March 16, 2001, we sold the Mountain View Correctional Facility, and on June 28, 2001,

we sold the Pamlico Correctional Facility, two facilities that had been leased to governmental agencies. Therefore, no further rental revenue will be received for these facilities. For the year ended December 31, 2001, rental revenue for these facilities totaled $2.0 million.

      General and Administrative Expense. For the year ended December 31, 2001, general and administrative expenses totaled $34.6 million. General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses.

      Depreciation and Amortization. For the year ended December 31, 2001, depreciation and amortization expense totaled $54.4 million. Amortization expense for the year ended December 31, 2001 includes approximately $7.6 million for goodwill that was established in connection with the acquisitions of Operating Company on October 1, 2000 and the service companies on December 1, 2000. Goodwill is no longer subject to amortization effective January 1, 2002, in accordance with SFAS 142. Amortization expense during the year ended December 31, 2001 is also net of a reduction to amortization expense of $7.8 million for the amortization of a liability relating to contract values established in connection with the mergers completed in 2000. Due to certain of these liabilities becoming fully amortized during 2001, we currently expect the corresponding amortization reduction to decrease during 2002.

      Interest Expense, Net. Interest expense, net, is reported net of interest income for the year ended December 31, 2001. Gross interest expense was $133.7 million for the year ended December 31, 2001. Gross interest expense was based on outstanding convertible subordinated notes payable balances, borrowings under our Old Senior Bank Credit Facility, our operating subsidiary revolving credit facility, our 12% Senior Notes, net settlements on an interest rate swap, and amortization of loan costs and unused facility fees. The decrease in gross interest expense from the prior year is primarily attributable to declining interest rates and lower amounts outstanding under our Old Senior Bank Credit Facility. Based on our credit ratings during 2001, from January 1, 2001 through September 30, 2001, the interest rate applicable to our Old Senior Bank Credit Facility was 2.75% over the base rate and 4.25% over LIBOR for revolving loans, and 3.0% over the base rate and 4.5% over LIBOR for term loans. These rates increased 50 basis points (0.50%) on October 1, 2001 since, under terms of our Old Senior Bank Credit Facility, we had not prepaid an aggregate of $200.0 million of the outstanding loans under the facility.

      On December 7, 2001, pursuant to terms of the December 2001 amendment and restatement of our Old Senior Bank Credit Facility, the interest rate for all loans thereunder was adjusted to a variable rate of 5.5% over LIBOR, or 4.5% over the base rate, at our option.

      We currently expect to achieve significant interest savings as a result of the comprehensive refinancing of our senior debt completed during the second quarter of 2002, and due to the termination of the interest rate swap agreement.

      Gross interest income was $7.8 million for the year ended December 31, 2001. Gross interest income is earned on cash used to collateralize letters of credit for certain construction projects, direct financing leases, notes receivable and investments of cash and cash equivalents. On October 3, 2001, we sold our Southern Nevada Women’s Correctional Facility, which had been accounted for as a direct financing lease. Therefore, no further interest income will be received on this lease. For the year ended December 31, 2001, interest income for this lease totaled $0.9 million.

      Change in Fair Value of Derivative Instruments. In accordance with SFAS 133, we reflected in earnings the change in the estimated fair value of our interest rate swap agreement during the year ended December 31, 2001. We estimated the fair value of our interest rate swap agreement using option-pricing models that value the potential for interest rate swap agreements to become in-the-money through changes in interest rates during the remaining terms of the agreements. A negative fair value represents the estimated amount we would have to pay to cancel the contract or transfer it to other parties.

      Our swap agreement fixed LIBOR at 6.51% (prior to the applicable spread) on outstanding balances of at least $325.0 million through its expiration on December 31, 2002. As of December 31, 2001, due to a reduction in interest rates since entering into the interest rate swap agreement, the interest rate swap agreement had a negative fair value of approximately $13.6 million. This negative fair value consisted of a transition adjustment of $5.0 million for the reduction in the fair value of the interest rate swap agreement from its inception through the adoption of SFAS 133 on January 1, 2001, and a reduction in the fair value of the interest rate swap agreement of $8.6 million during the year ended December 31, 2001. In accordance with SFAS 133, we recorded an $11.1 million non-cash charge for the change in fair value of the interest rate swap agreement for the year ended December 31, 2001, which included $2.5 million for amortization of the transition adjustment. The transition adjustment represented the fair value of the interest rate swap agreement as of January 1, 2001, which was reflected as a cumulative effect of accounting change included in other comprehensive income in the 2001 statement of stockholders’ equity.

      Additionally, during the fourth quarter of 2001, a $26.1 million promissory note was issued in connection with the final settlement of the federal court portion of the stockholder litigation settlement. Under terms of the promissory note, the note and accrued interest became extinguished in January 2002 once the average closing price of the common stock met or exceeded a “termination price” equal to $16.30 per share for fifteen consecutive trading days following the issuance of such note. The terms of the note, which allowed the principal balance to fluctuate dependent on the trading price of our common stock, created a derivative instrument that was valued and accounted for under the provisions of SFAS 133. As a result of this extinguishment, we estimated the fair value of this derivative to approximate the face amount of the note, resulting in an asset being recorded in the fourth quarter of 2001. The derivative asset offset the face amount of the note in our consolidated balance sheet as of December 31, 2001.

      Income Tax Expense. We generated an income tax benefit of approximately $0.1 million for the year ended December 31, 2001, primarily due to the reduction in our deferred tax liabilities.

      As of December 31, 2001, our deferred tax assets totaled approximately $150.5 million. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate taxable income within the net operating loss carryforward period. Since the change in tax status in connection with the restructuring in 2000, and as of December 31, 2001, we have provided a valuation allowance to reserve the deferred tax assets in accordance with SFAS 109. The valuation allowance was recognized based on the weight of available evidence indicating that it was more likely than not that the deferred tax assets would not be realized. This evidence primarily consisted of, but was not limited to, recurring operating losses for federal tax purposes.

      Our assessment of the valuation allowance could change in the future. Removal of the valuation allowance in whole or in part would result in a non-cash reduction in income tax expense during the period of removal. To the extent no reserve is established for our deferred tax assets, our financial statements would reflect a provision for income taxes at the applicable federal and state tax rates on income before taxes.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Management Revenue. Management revenue consisted of revenue earned from the operation and management of adult and juvenile correctional and detention facilities for the year ended December 31, 2000, totaling $182.5 million, which, beginning as of October 1, 2000 and December 1, 2000, included management revenue previously earned by Operating Company, PMSI and JJFMSI, respectively. Also included was the management revenue earned by PMSI and JJFMSI from the operation and management of adult prisons and jails and juvenile detention facilities on a combined basis for the period September 1, 2000 through November 30, 2000, totaling $79.3 million. As a REIT, we had no management revenue in 1999.

      Rental Revenue. Net rental revenue was $40.9 million and $270.1 million for the years ended December 31, 2000 and 1999, respectively, and was generated from leasing correctional and detention facilities to Operating Company (which are referred to herein as the Operating Company leases), governmental agencies and other private operators. For the year ended December 31, 2000, we reserved $213.3 million of the $244.3 million of gross rental revenue due from Operating Company through

September 30, 2000 due to the uncertainty regarding the collectibility of the payments. During September 2000, we forgave all unpaid rental payments due from Operating Company as of August 31, 2000 (totaling $190.8 million). The forgiveness did not impact our financial statements at that time as the amounts forgiven had been previously reserved. The remaining $22.5 million in unpaid rentals from Operating Company was fully reserved in September 2000. The Operating Company leases were cancelled in the Operating Company merger.

      For the year ended December 31, 1999, rental revenue was $270.1 million and was generated primarily from leasing correctional and detention facilities to Operating Company, as well as governmental and private operators. During 1999, we began leasing five new facilities in addition to the 37 facilities leased at the beginning of the year. We recorded no reserves for the year ended December 31, 1999, as all rental revenue was collected from lessees, including Operating Company.

      Licensing Fees From Affiliates. Licensing fees from affiliates were $7.6 million and $8.7 million for the years ended December 31, 2000 and 1999, respectively. Licensing fees were earned as a result of a trade name use agreement between us and Operating Company, which granted Operating Company the right to use the name “Corrections Corporation of America” and derivatives thereof subject to specified terms and conditions. The licensing fee was based upon gross rental revenue of Operating Company, subject to a limitation based on our gross revenue. All licensing fees were collected from Operating Company. The decrease in licensing fees in 2000 compared with 1999 was due to the cancellation of the trade name use agreement in connection with the Operating Company merger.

      Operating Expenses. Operating expenses included the operating expenses of PMSI and JJFMSI on a combined basis for the period September 1, 2000 through November 30, 2000, totaling $64.5 million. Also included were the operating expenses we incurred for the year ended December 31, 2000, totaling $152.8 million, which, beginning as of October 1, 2000 and December 1, 2000, included the operating expenses incurred by Operating Company and the service companies, respectively. Operating expenses consisted of those expenses incurred in the operation and management of prisons and other correctional facilities. Also included in operating expenses were our realized losses on foreign currency transactions of $0.6 million for the year ended December 31, 2000. These losses resulted from a detrimental fluctuation in the foreign currency exchange rate upon the collection of certain receivables denominated in British pounds. See “— Unrealized foreign currency transaction loss” for further discussion of these receivables.

      General and Administrative Expense. For the year ended December 31, 2000 and 1999, general and administrative expenses were $45.5 million and $24.1 million, respectively. During the fourth quarter of 1999, we entered into a series of agreements concerning a proposed restructuring led by a group of institutional investors consisting of an affiliate of Fortress Investment Group LLC and affiliates of The Blackstone Group. In April 2000, the securities purchase agreement by and among the parties was terminated when Fortress/ Blackstone elected not to match the terms of a subsequent proposal by Pacific Life Insurance Company. In June 2000, our securities purchase agreement with Pacific Life was mutually terminated by the parties after Pacific Life was unwilling to confirm that the June 2000 waiver and amendment to our Old Senior Bank Credit Facility satisfied the terms of the agreement with Pacific Life. In connection with the proposed restructuring transactions with Fortress/ Blackstone and Pacific Life and the completion of the restructuring, including the Operating Company merger, we terminated the services of one of our financial advisors during the third quarter of 2000. For the year ended December 31, 2000, we accrued expenses of approximately $24.3 million in connection with existing and potential litigation associated with the termination of the aforementioned agreements. All disputes with these parties have since been settled.

      General and administrative expenses incurred by PMSI and JJFMSI on a combined basis for the period September 1, 2000 through November 30, 2000 totaled $0.6 million. Additional general and administrative expenses incurred for the year ended December 31, 2000 totaled $20.6 million, which, beginning as of October 1, 2000 and December 1, 2000, included the general and administrative expenses incurred by operating company and the service companies, respectively. These additional general and administrative expenses consisted primarily of corporate management salaries and benefits, professional fees and other administrative expenses. Effective October 1, 2000, as a result of the Operating Company merger, corporate management salaries and benefits also contained the former corporate employees of Operating Company. Also included in these additional general and administrative expenses were $2.0 million in severance payments to our former chief executive officer and secretary and $1.3 million in severance payments to various other company employees.

      During 1999, we were a party to various litigation matters, including stockholder litigation and other legal matters. We incurred legal expenses of $6.3 million during 1999 in relation to these matters. Also included in 1999 was $3.9 million of expenses incurred for consulting and legal advisory services in connection with the proposed restructuring. In addition, as a result of our failure to declare, prior to December 31, 1999, and the failure to distribute, prior to January 31, 2000, dividends sufficient to distribute 95% of our taxable income for 1999, we were subject to excise taxes, of which $7.1 million was accrued as of December 31, 1999.

      Depreciation and Amortization. For the years ended December 31, 2000 and 1999, depreciation and amortization expense was $59.8 million and $44.1 million, respectively. The increase was a result of a greater number of correctional and detention facilities in service during 2000 compared with 1999. Also included was the depreciation and amortization expense for PMSI and JJFMSI from the operation and management of adult prisons and jails and juvenile detention facilities on a combined basis for the period September 1, 2000 through November 30, 2000, totaling $3.9 million.

      License Fees to Operating Company. Licensing fees to Operating Company were recognized under the terms of a trade name use agreement between Operating Company and each of PMSI and JJFMSI, which were assumed as a result of the Operating Company merger. Under the terms of the trade name use agreement, PMSI and JJFMSI were required to pay to Operating Company 2.0% of gross management revenue for the use of the CCA name and derivatives thereof. PMSI and JJFMSI incurred expenses of $0.5 million under this agreement for the month of September 2000. The October and November expenses incurred under this agreement were eliminated in combination, subsequent to the Operating Company merger. The trade name use agreement was cancelled upon the acquisitions of PMSI and JJFMSI.

      Administrative Services Fee to Operating Company. Operating Company and each of PMSI and JJFMSI entered into an administrative services agreement whereby Operating Company would charge a fee to manage and provide general and administrative services to each of PMSI and JJFMSI. We assumed this agreement as a result of the Operating Company merger. PMSI and JJFMSI recognized expense of $0.9 million under this agreement for the month of September 2000. The October and November expenses incurred under this agreement were eliminated in combination, subsequent to the Operating Company merger. The administrative services agreement was cancelled upon the acquisitions of PMSI and JJFMSI.

      Write-off of Amounts Under Lease Arrangements. During 2000, we opened or expanded five facilities that were operated and leased by Operating Company prior to the Operating Company merger. Based on Operating Company’s financial condition, as well as the proposed merger with Operating Company and the proposed termination of the Operating Company leases in connection therewith, we wrote-off the accrued tenant incentive fees due Operating Company in connection with opening or expanding the five facilities, totaling $11.9 million for the year ended December 31, 2000.

      For the year ended December 31, 1999, we paid tenant incentive fees of $68.6 million, with $2.9 million of those fees amortized against rental revenues. During the fourth quarter of 1999, we undertook a plan that contemplated merging with Operating Company and thereby eliminating the Operating Company leases or amending the Operating Company leases to significantly reduce the lease payments to be paid by Operating Company to us. Consequently, we determined that remaining deferred tenant incentive fees at December 31, 1999 were not realizable and wrote-off fees totaling $65.7 million.

      Impairment Losses. Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets to be Disposed Of,” or SFAS 121, required impairment losses to be recognized for long-lived assets used in operations when indications of impairment are present and the estimate of undiscounted future cash flows is not sufficient to recover asset carrying amounts. Under terms of the June 2000 waiver and amendment to our Old Senior Bank Credit Facility, we were obligated to complete a restructuring, including the Operating Company merger, and complete the restructuring of management through the appointment of a new chief executive officer and a new chief financial officer. The restructuring also permitted the acquisitions of PMSI and JJFMSI. During the third quarter of 2000, we named a new president and chief executive officer, followed by the appointment of a new chief financial officer during the fourth quarter of 2000. At our 2000 annual meeting of stockholders held during the fourth quarter of 2000, our stockholders elected a newly constituted nine-member board of directors, including six independent directors.

      Following the completion of the Operating Company merger and the acquisitions of PMSI and JJFMSI, during the fourth quarter of 2000, after considering our financial condition, our new management developed a strategic operating plan to improve our financial position, and developed revised projections for 2001 to evaluate various potential transactions. Management also conducted strategic assessments and evaluated our assets for impairment. Further, management evaluated the utilization of existing facilities, projects under development, excess land parcels, and identified certain of these non-strategic assets for sale.

      In accordance with SFAS 121, we estimated the undiscounted net cash flows for each of our properties and compared the sum of those undiscounted net cash flows to our investment in each property. Through these analyses, we determined that eight of our correctional and detention facilities and the long-lived assets of our transportation business had been impaired. For these properties, we reduced the carrying values of the underlying assets to their estimated fair values, as determined based on anticipated future cash flows discounted at rates commensurate with the risks involved. The resulting impairment loss totaled $420.5 million.

      During the fourth quarter of 2000, as part of the strategic assessment, we committed to a plan of disposal for certain of our long-lived assets. In accordance with SFAS 121, we recorded losses on these assets based on the difference between the carrying value and the estimated net realizable value of the assets. We estimated the net realizable values of certain facilities and direct financing leases held for sale based on outstanding offers to purchase, appraisals, as well as utilizing various financial models, including discounted cash flow analyses, less estimated costs to sell each asset. The resulting impairment loss for these assets totaled $86.1 million.

      Included in property and equipment were costs associated with the development of potential facilities. Based on our strategic assessment during the fourth quarter of 2000, management decided to abandon further development of these projects and expense any amounts previously capitalized. The resulting expense totaled $2.1 million.

      During the third quarter of 2000, our management determined not to pursue further development and to reconsider the use of certain parcels of property in California, Maryland and the District of Columbia. Accordingly, we reduced the carrying values of the land to their estimated net realizable value, resulting in an impairment loss totaling $19.2 million.

      In December 1999, based on the poor financial position of Operating Company, we determined that three of our correctional and detention facilities located in the State of Kentucky and leased to Operating Company were impaired. In accordance with SFAS 121, we reduced the carrying values of the underlying assets to their estimated fair values, as determined based on anticipated future cash flows discounted at rates commensurate with the risks involved. The resulting impairment loss totaled $76.4 million.

      Equity in Earnings and Amortization of Deferred Gains, Net. For the year ended December 31, 2000, equity in losses and amortization of deferred gains, net, was $11.6 million, compared with equity in earnings and amortization of deferred gains, net, of $3.6 million in 1999. For the year ended December 31, 2000, we recognized equity in losses of PMSI and JJFMSI of approximately $12,000 and $870,000, respectively, through August 31, 2000. In addition, we recognized equity in losses of Operating Company of approximately $20.6 million. For 2000, the amortization of the deferred gain on the sales of contracts to PMSI and JJFMSI was approximately $6.5 million and $3.3 million, respectively.

      For the year ended December 31, 1999, we recognized twelve months of equity in earnings of PMSI and JJFMSI of $4.7 million and $7.5 million, respectively, and received distributions from PMSI and JJFMSI of $11.0 million and $10.6 million, respectively. In addition, we recognized equity in losses of Operating Company of $19.3 million. For 1999, the amortization of the deferred gain on the sales of contracts to PMSI and JJFMSI was $7.1 million and $3.6 million, respectively.

      Interest Expense, Net. Interest expense, net, was reported net of interest income and capitalized interest for the years ended December 31, 2000 and 1999. Gross interest expense was $145.0 million and $51.9 million for the years ended December 31, 2000 and 1999, respectively. Gross interest expense was based on outstanding convertible subordinated notes payable balances, borrowings under our Old Senior Bank Credit Facility, our operating subsidiary revolving credit facility, our 12% Senior Notes, and amortization of loan costs and unused facility fees. Interest expense was reported net of capitalized interest on construction in progress of $8.3 million and $37.7 million for the years ended December 31, 2000 and 1999, respectively. The increase in gross interest expense related to: (i) higher average debt balances outstanding, primarily related to our Old Senior Bank Credit Facility; (ii) increased interest rates due to rising market rates, and increases in contractual rates associated with our Old Senior Bank Credit Facility due to modifications to the facility agreement in August 1999, the June 2000 waiver and amendment and reductions to our credit rating; (iii) increased interest rates due to the accrual of default interest on the Old Senior Bank Credit Facility and default and contingent interest on the $40 million convertible notes during 2000; and (iv) the assumption of Operating Company’s revolving credit facility.

      We currently expect to achieve significant interest savings as a result of the comprehensive refinancing of our senior debt completed during the second quarter of 2002, and due to the termination of the interest rate swap agreement.

      Gross interest income was $13.5 million and $6.9 million for the years ended December 31, 2000 and 1999, respectively. Gross interest income was earned on cash used to collateralize letters of credit for certain construction projects, direct financing leases and investments of cash and cash equivalents.

      The increase in gross interest income in 2000 compared with 1999 was primarily due to interest earned on the direct financing lease with Agecroft Prison Management, Ltd., or APM. During January 2000, we completed construction, at a cost of approximately $89.4 million, of an 800-bed medium-security prison in Salford, England and entered into a 25-year direct financing lease with APM. This asset was included in “assets held for sale” on the consolidated balance sheet at December 31, 2000. On April 10, 2001, we sold our interest in this facility.

      Other Income. Other income for the year ended December 31, 2000 totaled $3.1 million. In September 2000, we received approximately $4.5 million in final settlement of amounts held in escrow related to the 1998 acquisition of the outstanding capital stock of U.S. Corrections Corporation. The $3.1 million represented the proceeds, net of miscellaneous receivables arising from claims against the escrow.

      Loss on Sales of Assets. We incurred a loss on sales of assets during 2000 and 1999, of approximately $1.7 million and $2.0 million, respectively. During the fourth quarter of 2000, JJFMSI sold its 50% interest in CCA Australia resulting in a $3.6 million loss. This loss was offset by a gain of $0.6 million resulting from the sale of a correctional facility located in Kentucky, a gain of $1.6 million on the sale of JJFMSI’s 50% interest in U.K. Detention Services Limited and a loss of $0.3 million resulting from the abandonment of a project under development.

      For the year ended December 31, 1999, we incurred a loss of $1.6 million as a result of a settlement with the State of South Carolina for property previously owned by old CCA. Under the settlement, we, as the successor to old CCA, received $6.5 million in three installments expiring June 30, 2001 for the transferred assets. The net proceeds were approximately $1.6 million less than the surrendered assets’ depreciated book value. We received $3.5 million of the proceeds during 1999 and $1.5 million during each of 2000 and 2001. In addition, we incurred a loss of $0.4 million resulting from a sale of a newly constructed facility in Florida. We completed construction on the facility in May 1999. In accordance with the terms of the management contract between old CCA and Polk County, Florida, Polk County exercised an option to purchase the facility. We received net proceeds of $40.5 million.

      Unrealized Foreign Currency Transaction Loss. In connection with the construction and development of the Agecroft facility, located in Salford, England, during the first quarter of 2000, we entered into a 25-year property lease. We accounted for the lease as a direct financing lease and recorded a receivable equal to the discounted cash flows to be received over the lease term. We also extended a working capital loan to the operator of this facility. These assets, along with various other short-term receivables, were denominated in British pounds; consequently, we adjusted these receivables to the current exchange rate at each balance sheet date, and recognized the currency gain or loss in current period earnings. Due to negative fluctuations in foreign currency exchange rates between the British pound and the U.S. dollar, we recognized net unrealized foreign currency transaction losses of $8.1 million for the year ended December 31, 2000. On April 10, 2001, we sold our interest in the Agecroft facility.

      Stockholder Litigation Settlement. In February 2001, we received court approval of the revised terms of the definitive settlement agreements regarding the settlement of all outstanding stockholder litigation against us and certain of our existing and former directors and executive officers. Pursuant to the terms of the settlement, we agreed to issue to the plaintiffs an aggregate of 4.7 million shares of common stock, as adjusted for the reverse stock split in May 2001, and a subordinated promissory note in the aggregate principal amount of $29 million.

      As of December 31, 2000, we had accrued the estimated obligation of the contingency associated with the stockholder litigation, amounting to approximately $75.4 million.

      Write-off of Loan Costs. As a result of an amendment to our Old Senior Bank Credit Facility on August 4, 1999, we wrote-off loan costs of approximately $9.0 million during the year ended December 31, 1999. Additionally, we paid approximately $5.6 million to a financial advisor for a potential debt transaction, which was written-off when the transaction was abandoned.

Recent Accounting Pronouncements

      Effective January 1, 2002, we adopted SFAS 142, which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, all goodwill amortization ceased effective January 1, 2002 (for the six months ended June 30, 2001 goodwill amortization was $4.5 million) and goodwill attributable to each of our reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined using a collaboration of various common valuation techniques, including market multiples, discounted cash flows, and replacement cost methods. These impairment tests are required to be performed at adoption of SFAS 142 and at least annually thereafter. On an ongoing basis (absent any impairment indicators), we expect to perform our impairment tests during our fourth quarter, in connection with our annual budgeting process.

      Based on our initial impairment tests, we recognized an impairment of $80.3 million to write-off the carrying value of goodwill associated with our owned and managed facilities during the first quarter of 2002. This goodwill was established in connection with the acquisition of Operating Company. The remaining goodwill, which is associated with the facilities we manage but do not own, was deemed to be not impaired, and remains recorded on the balance sheet. This remaining goodwill was established in connection with the acquisitions of PMSI and JJFMSI, both of which were privately held service companies that managed certain government-owned adult and juvenile prison and jail facilities. The implied fair value of goodwill of the owned and managed reporting segment did not support the carrying value of any goodwill, primarily due to its highly leveraged capital structure. No impairment of goodwill allocated to the managed-only reporting segment was deemed necessary, primarily because of the relatively minimal capital expenditure requirements, and therefore indebtedness, in connection with obtaining such management contracts. Under SFAS 142, the impairment recognized at adoption of the new rules was reflected as a cumulative effect of accounting change in our statement of operations for the first quarter of

2002. Impairment adjustments recognized after adoption, if any, are required to be recognized as operating expenses.

      In August 2001, the Financial Accounting Standards Board, or FASB, issued SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121 and the accounting and reporting provisions of APB 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. Unlike SFAS 121, however, an impairment assessment under SFAS 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS 142. SFAS 144 also broadens the scope of defining discontinued operations. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Under the provisions of SFAS 144, the identification and classification of a facility as held for sale, or the termination of any of our management contracts for a managed-only facility, by expiration or otherwise, would result in the classification of the operating results of such facility, net of taxes, as a discontinued operation, so long as the financial results can be clearly identified. We adopted SFAS 144 on January 1, 2002.

      Due to the sale of our interest in a juvenile facility during the second quarter of 2002, and due to the termination of our management contracts during the second quarter of 2002 for the Ponce Young Adult Correctional Facility and the Ponce Adult Correctional Facility, in accordance with SFAS 144, the operations of these facilities, net of taxes, have been reported as discontinued operations on our statements of operations for the six months ended June 30, 2002. In addition, in accordance with SFAS 144, the operating results for these facilities for all prior comparable periods presented have also been reclassified as discontinued operations, if material. Upon the termination of the management contract for the Guayama Correctional Center, which occurred on August 6, 2002, the operating results of this facility, net of taxes, will also be reported as discontinued operations for all periods presented, if material.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” or SFAS 145. SFAS 145 rescinds Statement of Financial Accounting Standards No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” or SFAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB 30 will now be used to classify those gains and losses. SFAS 145 amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The provisions of SFAS 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002, and interim periods within those fiscal years.

      During the second quarter of 2002, prior to the required adoption of SFAS 145, we reported an extraordinary charge of approximately $36.7 million associated with the refinancing of our senior debt in May 2002. Under SFAS 145, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified. We plan to adopt SFAS 145 on January 1, 2003. Accordingly, in financial reporting periods after adoption, the extraordinary charge reported in the second quarter of 2002 will be reclassified.

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS 146. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue

No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” or Issue 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Adoption of SFAS 146 is not expected to have a material impact on our financial statements.

Inflation

      We do not believe that inflation has had or will have a direct adverse effect on our operations. Many of our management contracts include provisions for inflationary indexing, which mitigates an adverse impact of inflation on net income. However, a substantial increase in personnel costs, workers’ compensation or food and medical expenses could have an adverse impact on our results of operations in the future to the extent that these expenses increase at a faster pace than the per diem or fixed rates we receive for our management services.

Quantitative and Qualitative Disclosures About Market Risk

      Our primary market risk exposure is to changes in U.S. interest rates and fluctuations in foreign currency exchange rates between the U.S. dollar and the British pound. We are exposed to market risk related to our New Senior Bank Credit Facility and certain other indebtedness. The interest on our New Senior Bank Credit Facility and such other indebtedness is subject to fluctuations in the market. We were also exposed to market risk related to our Old Senior Bank Credit Facility prior to its refinancing in May 2002. If the interest rate for our outstanding indebtedness under our Old Senior Bank Credit Facility and the New Senior Bank Credit Facility was 100 basis points higher or lower during the six months ended June 30, 2002, and for the years ended December 31, 2001 and 2000, our interest expense, net of amounts capitalized, would have been increased or decreased by approximately $2.6 million, $5.5 million and $6.0 million, respectively, including the effects of our interest rate swap arrangement discussed below.

      As of June 30, 2002, we had outstanding $250.0 million of senior notes with a fixed interest rate of 9.875%, $10.8 million of senior notes with a fixed interest rate of 12.0%, $40.0 million of convertible subordinated notes with a fixed interest rate of 10.0%, $30.0 million of convertible subordinated notes with a fixed interest rate of 8.0%, $107.5 million of series A preferred stock with a fixed dividend rate of 8.0% and $101.8 million of series B preferred stock with a fixed dividend rate of 12.0%. Because the interest and dividend rates with respect to these instruments are fixed, a hypothetical 10.0% increase or decrease in market interest rates would not have a material impact on our financial statements.

      Our Old Senior Bank Credit Facility required us to hedge $325.0 million of our floating rate debt. We had entered into certain swap arrangements fixing LIBOR at 6.51% (prior to the applicable spread) on outstanding balances of at least $325.0 million through December 31, 2002. The difference between the floating rate and the swap rate was recognized in interest expense each period. The change in the fair value of the swap agreement from period to period was reflected in earnings and was largely due to changing interest rates and the reduction in the remaining life of the swap during the reporting period.

      In May 2002, we terminated the interest rate swap agreement at a price of approximately $8.8 million. In addition, in order to satisfy a requirement of the New Senior Bank Credit Facility, we purchased an interest rate cap agreement, capping LIBOR at 5.0% on outstanding balances of $200.0 million through the expiration of the cap agreement on May 20, 2004, for a price of $1.0 million. We have achieved interest expense savings as a result of the refinancing completed during the second quarter of 2002, and due to the termination of the interest rate swap agreement.

      We may, from time to time, invest our cash in a variety of short-term financial instruments. These instruments generally consist of highly liquid investments with original maturities at the date of purchase between three and twelve months. While these investments are subject to interest rate risk and will decline in value if market interest rates increase, a hypothetical 10% increase or decrease in market interest rates would not materially affect the value of these investments.

      Our exposure to foreign currency exchange rate risk relates to our construction, development and leasing of the Agecroft facility located in Salford, England, which we sold in April 2001. We extended a working capital loan to the operator of this facility. Such payments to us are denominated in British pounds rather than the U.S. dollar. As a result, we bear the risk of fluctuations in the relative exchange rate between the British pound and the U.S. dollar. At June 30, 2002, the receivables due to us and denominated in British pounds totaled 4.1 million British pounds. A hypothetical 10% increase in the relative exchange rate would have resulted in an increase of $0.6 million in the value of these receivables and a corresponding unrealized foreign currency transaction gain, and a hypothetical 10% decrease in the relative exchange rate would have resulted in a decrease of $0.6 million in the value of these receivables and a corresponding unrealized foreign currency transaction loss.

BUSINESS

General

      We are the nation’s largest owner and operator of privatized correctional and detention facilities and one of the largest prison operators in the United States behind only the federal government and four states. We own 40 correctional, detention and juvenile facilities, three of which we lease to other operators, and one additional facility which is not yet in operation. We currently operate 61 facilities (including our McRae, Georgia facility which is anticipated to commence full operations during the fourth quarter of 2002), including 37 facilities that we own, with a total design capacity of approximately 60,000 beds in 21 states and the District of Columbia. For the year ended December 31, 2001, we had revenues and adjusted EBITDA of $980.8 million and $192.7 million, respectively. For the six months ended June 30, 2002, we had revenues and adjusted EBITDA of $478.7 million and $91.7 million, respectively. Adjusted EBITDA is not a measure of performance under generally accepted accounting principles, and other companies may compute adjusted EBITDA differently than we do. For a reconciliation of adjusted EBITDA to net income as defined under generally accepted accounting principles, see Note 1 to our table of “Summary Historical Financial and Operating Data” included in this prospectus.

      We manage approximately 50% of all privately managed prison beds in the United States. We have approximately 14,000 employees and provide management services for minimum-, medium- and maximum-security inmates under contracts with approximately 60 federal, state and local agencies. In addition to providing the fundamental residential services relating to inmates, our facilities offer a variety of rehabilitation and educational programs, including basic education, religious services, life skills and employment training and substance abuse treatment. These services are intended to reduce recidivism and to prepare inmates for their successful re-entry into society upon their release. In addition, we provide health care (including medical, dental and psychiatric services), food services and work and recreational programs. We also provide inmate transportation services for government agencies through our subsidiary, TransCor America, LLC.

      Under our management services contracts, government agencies pay us at an inmate per diem rate based upon actual or minimum guaranteed occupancy levels. Our management service contracts typically have terms of one to five years, and contain multiple renewal options exercisable at the option of the contracting government agency. We have over 40 contracts with government entities for which we have been providing services for five years or more. Our management services contracts have been a reliable source of revenue, reflected by the renewal of over 90% of our contracts over the past three years. Furthermore, a substantial majority of our customers are government entities with a single-A credit rating or higher.

      We have increased average system-wide occupancy, based on rated capacity, for facilities in operation to 88.5% for the year ended December 31, 2001 from 84.8% for the year ended December 31, 2000. Our average system-wide occupancy for facilities in operation for the quarter ended June 30, 2002 was 89.2%, with system-wide occupancy for facilities in operation of 89.5% at June 30, 2002. Excluding our Northeast Ohio Correctional Center, which is currently idle, our average occupancy would have been 91.0% for the year ended December 31, 2001 and 92.3% for the quarter ended June 30, 2002, and, at June 30, 2002, our system-wide occupancy would have been 92.6%. These occupancy rates exclude our 1,500 bed McRae, Georgia facility which we anticipate will commence full operations during the fourth quarter of 2002, and our 1,500 bed Stewart County, Georgia facility, for which construction is incomplete.

Operations

Management and Operation of Facilities

      Our customers consist of local, state and federal correctional and detention authorities. For the year ended December 31, 2001, federal correctional and detention authorities represented approximately 28% of our total management revenue. Federal correctional and detention authorities consist of the Bureau of

Prisons, or BOP, the United States Marshals Service, or USMS, and the U.S. Immigration and Naturalization Service, or INS.

      Our management services contracts typically have terms of one to five years, and contain multiple renewal options that are exercisable at the option of the government agency. Most of our facility contracts also contain clauses which allow the government agency to terminate the contract at any time without cause, and our contracts are generally subject to annual or bi-annual legislative appropriation of funds.

      We are compensated for operating and managing facilities at an inmate per diem rate based upon actual or minimum guaranteed occupancy levels. Occupancy rates for a particular facility are typically low when first opened or when expansions are first available. However, beyond the start-up period, which typically ranges from 90 to 180 days, the occupancy rate tends to stabilize. For 2001 and 2000, the average system-wide occupancy, based on rated capacity, of our facilities was 88.5% and 84.8%, respectively. For the quarter ended June 30, 2002, our average system-wide occupancy for facilities in operation was 89.2%, with system-wide occupancy of 89.5% at June 30, 2002. In addition to our facility in McRae, Georgia which we will use to house inmates under the BOP’s CAR II contract, from a capacity perspective, we currently have two facilities that are substantially vacant and provide us with approximately 3,000 available beds. These beds can be brought on-line with minimal capital outlays.

      Our contracts generally require us to operate each facility in accordance with all applicable laws and regulations. We are required by our contracts to maintain certain levels of insurance coverage for general liability, workers’ compensation, vehicle liability and property loss or damage. We are also required to indemnify the contracting agencies for claims and costs arising out of our operations and, in certain cases, to maintain performance bonds and other collateral requirements. Over 80% of the facilities we operate are accredited by the American Correctional Association, or the ACA, compared with 40% of all government operated facilities. The ACA is an independent organization comprised of professionals in the corrections industry that establish standards by which a correctional institution may gain accreditation.

Operating Procedures

      Pursuant to the terms of our management contracts, we are responsible for the overall operation of our facilities, including staff recruitment, general administration of the facilities, facility maintenance, security and supervision of the offenders. We also provide a variety of rehabilitative and educational programs at our facilities. Inmates at most facilities we manage may receive basic education through academic programs designed to improve inmate literacy levels and the opportunity to acquire General Education Development, or GED, certificates. We also offer vocational training to inmates who lack marketable job skills. In addition, we offer life skills transition planning programs that provide inmates with job search skills, health education, financial responsibility training, parenting and other skills associated with becoming productive citizens. At several of our facilities, we also offer counseling, education and/or treatment to inmates with alcohol and drug abuse problems through our LifeLineSM program. We believe these programs reduce recidivism.

      We operate each facility in accordance with company-wide policies and procedures and the standards and guidelines established by the ACA. The ACA believes its standards safeguard the life, health and safety of offenders and personnel and, accordingly, these standards are the basis of the accreditation process and define policies and procedures for operating programs. The ACA standards, which are the industry’s most widely accepted correctional standards, describe specific objectives to be accomplished and cover such areas as administration, personnel and staff training, security, medical and health care, food services, inmate supervision and physical plant requirements. We have sought and received ACA accreditation for 51 of the facilities we currently manage, and we intend to apply for ACA accreditation for all of our eligible facilities. The accreditation process is usually completed 18 to 24 months after a facility is opened.

      We devote considerable resources to monitoring compliance with contractual and other requirements and to maintain a high level of quality assurance at each facility through a system of formal reporting, corporate oversight, site reviews and inspection by on-site facility administrators.

      Under our management contracts, we usually provide the contracting government agency with the services, personnel and material necessary for the operation, maintenance and security of the facility and the custody of inmates. We offer full logistical support to the facilities we manage, including security, health care services, transportation, building and ground maintenance, education, treatment and counseling services and food services.

      Our operations department, in conjunction with our legal department, supervises compliance of each facility with operational standards contained in the various management contracts as well as those of professional and government agencies. These responsibilities include developing specific policies and procedures manuals, monitoring all management contracts, ensuring compliance with applicable labor and affirmative action standards, training and administration of personnel, purchasing supplies and developing educational, vocational, counseling and life skills inmate programs. We provide meals for inmates at the facilities we operate in accordance with regulatory, client and nutritional requirements. These catering responsibilities include hiring and training staff, monitoring food operations, purchasing food and supplies, and maintaining equipment, as well as adhering to all applicable safety and nutritional standards and codes.

Facility Portfolio

General

      Our facilities can generally be classified according to the level(s) of security at such facility. Minimum-security facilities are facilities having open housing within an appropriately designed and patrolled institutional perimeter. Medium-security facilities are facilities having either cells, rooms or dormitories, a secure perimeter and some form of external patrol. Maximum-security facilities are facilities having single occupancy cells, a secure perimeter and external patrol. Multi-security facilities are facilities with various areas encompassing either minimum, medium or maximum security. Non-secure facilities are juvenile facilities having open housing that inhibit movement by their design. Secure facilities are juvenile facilities having cells, rooms, or dormitories, a secure perimeter and some form of external patrol.

      Our facilities can also be classified according to their primary function. The primary functional categories are:

•	Correctional Facilities. Correctional facilities house and provide contractually agreed upon programs and services to sentenced adult prisoners, typically prisoners on whom a sentence in excess of one year has been imposed.

•	Detention Facilities. Detention facilities house and provide contractually agreed upon programs and services to prisoners being detained by the INS, prisoners who are awaiting trial who have been charged with violations of federal criminal law who are in the custody of the USMS or state criminal law, and prisoners who have been convicted of crimes and on whom a sentence of one year or less has been imposed.

•	Juvenile Facilities. Juvenile facilities house and provide contractually agreed upon programs and services to juveniles, typically defined by applicable federal or state law as being persons below the age of 18, who have been determined to be delinquents by a juvenile court and who have been committed for an indeterminate period of time but who typically remain confined for a period of six months or less.

•	Leased Facilities. Leased facilities are facilities that we own but do not manage.

Facilities and Facility Management Contracts

      We own 40 correctional, detention and juvenile facilities in 14 states and the District of Columbia, three of which we lease to other operators, and one additional facility which is not yet in operation. We also own two corporate office buildings. We have pledged each of the properties we own to secure borrowings under our senior secured bank credit facility. We lease one of these facilities to a government agency and two of these facilities to private operators. Additionally, we currently manage 24 correctional and detention facilities owned by government agencies. The following table sets forth all of the facilities which we (i) own and manage, (ii) own, but lease to another operator, and (iii) manage but which are owned by a government authority. The table includes certain information regarding each facility, including the term of the primary management contract related to such facility, or, in the case of facilities we own, but lease to another operator, the term of such lease.

						Remaining
	Primary	Design	Security	Facility		Renewal
Facility Name	Customer	Capacity(A)	Level	Type(B)	Term	Options(C)

Owned and Managed Facilities:
Central Arizona Detention Center	USMS	2,304	Multi	Detention	November 2002	(2) 1 year
Florence, Arizona
Eloy Detention Center	BOP, INS	1,500	Medium	Detention	February 2003	(6) 1 year
Eloy, Arizona
Florence Correctional Center	State of Hawaii	1,600	Medium	Correctional	June 2004	—
Florence, Arizona
California Correctional Center	BOP	2,304	Minimum	Correctional	September 2003	(7) 1 year
California City, California
San Diego Correctional Facility(D)	INS	1,232	Minimum/	Detention	December 2002	(2) 1 year
San Diego, California			Medium
Bent County Correctional Facility	State of Colorado	700	Medium	Correctional	June 2003	(1) 1 year
Las Animas, Colorado
Huerfano County Correctional Center(E)	State of Colorado	752	Medium	Correctional	June 2003	(1) 1 year
Walsenburg, Colorado
Kit Carson Correctional Center	State of Colorado	768	Medium	Correctional	June 2003	(1) 1 year
Burlington, Colorado
Coffee Correctional Facility(F)	State of Georgia	1,524	Medium	Correctional	June 2003	(16) 1 year
Nicholls, Georgia
McRae Correctional Facility(G)	BOP	1,524	Minimum	Correctional	(G)	(7) 1 year
McRae, Georgia
Wheeler Correctional Facility(F)	State of Georgia	1,524	Medium	Correctional	June 2003	(16) 1 year
Alamo, Georgia
Leavenworth Detention Center	USMS	483	Maximum	Detention	December 2002	(1) 1 year
Leavenworth, Kansas
Lee Adjustment Center	State of Kentucky	756	Minimum/	Correctional	May 2003	(3) 2 year
Beattyville, Kentucky			Medium
Marion Adjustment Center	State of Kentucky	790	Minimum	Correctional	December 2003	—
St. Mary, Kentucky
Otter Creek Correctional Center	State of Indiana	656	Minimum/	Correctional	January 2003	—
Wheelwright, Kentucky			Medium
Prairie Correctional Facility	State of Wisconsin	1,338	Medium	Correctional	December 2002	—
Appleton, Minnesota
Tallahatchie County Correctional Facility(H)	Tallahatchie County,	1,104	Medium	Correctional	May 2003	3 year indefinite
Tutweiler, Mississippi	Mississippi
Crossroads Correctional Center(I)	State of Montana	512	Multi	Correctional	August 2003	(8) 2 year
Shelby, Montana
Cibola County Corrections Center	BOP	1,072	Minimum	Correctional	September 2003	(7) 1 year
Milan, New Mexico
New Mexico Women’s Correctional Facility	State of New Mexico	596	Multi	Correctional	June 2003	(2) 1 year
Grants, New Mexico
Torrance County Detention Facility	USMS	910	Multi	Detention	Indefinite	—
Estancia, New Mexico
Northeast Ohio Correctional Center (J)	—	2,016	Medium	Correctional	—	—
Youngstown, Ohio
Cimarron Correctional Facility(K)	State of Oklahoma	960	Medium	Correctional	December 2002	—
Cushing, Oklahoma
Davis Correctional Facility(K)	State of Oklahoma	960	Medium	Correctional	December 2002	—
Holdenville, Oklahoma
Diamondback Correctional Facility	State of Oklahoma	2,160	Medium	Correctional	December 2002	—
Watonga, Oklahoma
North Fork Correctional Facility	State of Wisconsin	1,440	Medium	Correctional	December 2002	—
Sayre, Oklahoma
West Tennessee Detention Facility	USMS	600	Multi	Correctional	December 2002	—
Mason, Tennessee

						Remaining
	Primary	Design	Security	Facility		Renewal
Facility Name	Customer	Capacity(A)	Level	Type(B)	Term	Options(C)

Shelby Training Center(L)	Shelby County, Tennessee	200	Secure	Juvenile	April 2015	—
Memphis, Tennessee
Whiteville Correctional Facility	State of Wisconsin	1,536	Medium	Correctional	December 2002	—
Whiteville, Tennessee
Bridgeport Pre-Parole Transfer Facility	State of Texas	200	Medium	Correctional	August 2003	—
Bridgeport, Texas
Eden Detention Center	BOP	1,225	Minimum	Correctional	April 2004	—
Eden, Texas
Houston Processing Center	INS	411	Medium	Detention	September 2002	(2) 3 month
Houston, Texas
Laredo Processing Center	INS	258	Minimum/	Detention	September 2002	—
Laredo, Texas			Medium
Webb County Detention Center	USMS	480	Medium	Detention	February 2003	—
Laredo, Texas
Mineral Wells Pre-Parole Transfer Facility	State of Texas	2,103	Minimum	Correctional	August 2003	—
Mineral Wells, Texas
T. Don Hutto Correctional Center	State of Texas	480	Medium	Correctional	January 2003	(1) 2 year
Taylor, Texas
D.C. Correctional Treatment Facility(M)	District of Columbia	866	Medium	Correctional	March 2017	—
Washington D.C.
Managed Only Facilities:
Bay Correctional Facility	State of Florida	750	Medium	Correctional	June 2004	(1) 2 year
Panama City, Florida
Bay County Jail and Annex	Bay County, Florida	677	Multi	Detention	September 2006	—
Panama City, Florida
Citrus County Detention Facility	Citrus County, Florida	400	Multi	Detention	September 2005	(1) 5 year
Lecanto, Florida
Gadsden Correctional Institution	State of Florida	896	Minimum/	Correctional	June 2003	—
Quincy, Florida			Medium
Hernando County Jail	Hernando County, Florida	302	Multi	Detention	October 2010	—
Brooksville, Florida
Lake City Correctional Facility	State of Florida	350	Secure	Correctional	June 2003	(1) 2 year
Lake City, Florida
Okeechobee Juvenile Offender Correctional Center	State of Florida	96	Secure	Juvenile	December 2002	—
Okeechobee, Florida
Idaho Correctional Center	State of Idaho	1,270	Minimum/	Correctional	June 2005	—
Boise, Idaho			Medium
Marion County Jail	Marion County, Indiana	670	Multi	Detention	November 2004	—
Indianapolis, Indiana
Winn Correctional Center	State of Louisiana	1,538	Medium/	Correctional	March 2003	(1) 2 year
Winnfield, Louisiana			Maximum
Delta Correctional Facility(N)	State of Mississippi	1,016	Minimum/	Correctional	January 2004	—
Greenwood, Mississippi			Medium
Wilkinson County Correctional Facility(N)	State of Mississippi	900	Medium	Correctional	January 2004	(1) 2 year
Woodville, Mississippi
Southern Nevada Women’s Correctional Center	State of Nevada	500	Multi	Correctional	October 2004	3 year indefinite
Las Vegas, Nevada
Elizabeth Detention Center	INS	300	Minimum	Detention	January 2003	(2) 1 year
Elizabeth, New Jersey
David L. Moss Criminal Justice Center	Tulsa County, Oklahoma	1,440	Multi	Detention	June 2005	(2) 1 year
Tulsa, Oklahoma
Silverdale Facilities	Hamilton County,	576	Multi	Juvenile	September 2004	(2) 4 year
Chattanooga, Tennessee	Tennessee
South Central Correctional Center	State of Tennessee	1,506	Medium	Correctional	June 2005	(1) 2 year
Clifton, Tennessee
Tall Trees	State of Tennessee	63	Non-secure	Juvenile	June 2003	—
Memphis, Tennessee
Metro-Davidson County Detention Facility	Davidson County, Tennessee	1,092	Multi	Detention	May 2003	—
Nashville, Tennessee
Hardeman County Correctional Facility	State of Tennessee	2,016	Medium	Correctional	July 2005	(1) 2 year
Whiteville, Tennessee

						Remaining
	Primary	Design	Security	Facility		Renewal
Facility Name	Customer	Capacity(A)	Level	Type(B)	Term	Options(C)

Bartlett State Jail	State of Texas	962	Minimum/	Correctional	August 2003	—
Bartlett, Texas			Medium
Liberty County Jail/Juvenile Center	USMS	380	Multi	Detention	January 2005	(2) 1 year
Liberty, Texas
Sanders Estes Unit	State of Texas	1,000	Minimum/	Correctional	August 2003	—
Venus, Texas			Medium
Lawrenceville Correctional Center	Commonwealth of Virginia	1,500	Medium	Correctional	March 2003	—
Lawrenceville, Virginia
Leased Facilities:
Leo Chesney Correctional Center(O)	Cornell Corrections	240	Minimum	Owned/	August 2002(O)	—
Live Oak, California				Leased
Queensgate Correctional Facility	Hamilton County, Ohio	850	Medium	Owned/	February 2003	(3) 1 year
Cincinnati, Ohio				Leased
Community Education Partners(P)	Community	—	Non-secure	Owned/	June 2008	(3) 5 year
Houston, Texas	Education Partners			Leased

(A)	Design capacity measures the number of beds, and accordingly, the number of inmates each facility is designed to accommodate. We believe design capacity is an appropriate measure for evaluating prison operations, because the revenue generated by each facility is based on a per diem or monthly rate per inmate housed at the facility paid by the corresponding contracting governmental entity.

(B)	We manage numerous facilities that have more than a single function (e.g., housing both long-term sentenced adult prisoners and pre-trial detainees). The primary functional categories into which facility types are identified was determined by the relative size of prisoner populations in a particular facility on June 30, 2002. If, for example, a 1,000-bed facility housed 900 adult prisoners with sentences in excess of one year and 100 pre-trial detainees, the primary functional category to which it would be assigned would be that of correctional facilities and not detention facilities. It should be understood that the primary functional category to which multi-user facilities are assigned may change from time to time.

(C)	Remaining renewal options represents the number of renewal options, if applicable, and the remaining term of each option renewal.

(D)	The facility is subject to a ground lease with the County of San Diego whereby the initial lease term is 18 years from the commencement of the contract, as defined. The County has the right to buy out all, or designated portions of, the premises at various times prior to the expiration of the term at a price generally equal to the cost of the premises, or the designated portion of the premises, less an allowance for amortization over a 20-year period. Upon expiration of the lease, ownership of the facility automatically reverts to the County of San Diego.

(E)	The facility is subject to a purchase option held by Huerfano County which grants Huerfano County the right to purchase the facility upon an early termination of the contract at a price generally equal to the cost of the facility plus 80% of the percentage increase in the Consumer Price Index, cumulated annually.

(F)	The facility is subject to a purchase option held by the Georgia Department of Corrections, or GDOC, which grants the GDOC the right to purchase the facility for the lesser of the facility’s depreciated book value or fair market value at any time during the term of the contract between us and the GDOC.

(G)	On May 30, 2002, we were awarded a contract with the BOP to house approximately 1,500 inmates at this facility. The term of the three-year contract is expected to commence late in the fourth quarter of 2002.

(H)	The facility is subject to a purchase option held by the Tallahatchie County Correctional Authority which grants Tallahatchie County Correctional Authority the right to purchase the facility at any time during the contract at a price generally equal to the cost of the premises less an allowance for amortization over a 20-year period. This facility is substantially vacant.

(I)	The State of Montana has an option to purchase the facility at fair market value generally at any time during the term of the contract with us.

(J)	All inmates were transferred out of this facility during 2001 due to a new law that mandated that the BOP assume jurisdiction of all D.C. offenders under the custody of the BOP by the end of 2001.

(K)	The facility is subject to a purchase option held by the Oklahoma Department of Corrections, or ODC, which grants the ODC the right to purchase the facility at its fair market value at any time.

(L)	Upon the conclusion of the thirty-year lease with Shelby County, Tennessee, the facility will become the property of Shelby County. Prior to such time, if the County terminates the lease without cause, breaches the lease or the State fails to fund the contract, we may purchase the property for $150,000. If we terminate the lease without cause, or breach the contract, we will be required to purchase the property for its fair market value as agreed to by the County and us.

(M)	The District of Columbia has the right to purchase the facility at any time during the term of the contract at a price generally equal to the present value of the remaining lease payments for the premises. Upon expiration of the lease, ownership of the facility automatically reverts to the District of Columbia.

(N)	On June 28, 2002, we received notice from the Mississippi Department of Corrections terminating our contract to manage the Delta Correctional Facility due to the non-appropriation of funds. We currently expect to cease operations of the facility during the third quarter of 2002. We are currently renegotiating a contract with the State of Mississippi at the Wilkinson County Correctional Facility to provide for the accommodation of up to 1,000 inmates. However, we may not be able to renegotiate this contract on favorable terms. In addition, because the contract may be terminated at any time without cause, the Mississippi Department of Corrections could determine to terminate our contract to manage the Wilkinson County Correctional Facility at any time.

(O)	Upon expiration of the lease in February 2002, we agreed to extend the lease through June 30, 2002. The lease was again extended through August 31, 2002, and we are currently in negotiations to extend the lease further.

(P)	The alternative educational facility is currently configured to accommodate 900 at-risk juveniles and may be expanded to accommodate a total of 1,400 at-risk juveniles.

Facility Under Construction or Development

      In addition to owning and/or managing the facilities listed in the preceding table, we own the Stewart County Detention Center located in Stewart County, Georgia which is presently incomplete. The 297,550 square foot medium security facility will have a design capacity of 1,524 beds and is partially complete. We estimate that the facility could be completed with approximately $20.0 million of capital expenditures. At this time, there are no plans to complete this project until we have a firm commitment to fill a substantial portion of the facility’s beds.

Business Development

     General

      We are currently the nation’s largest provider of outsourced correctional management services. We manage approximately 50% of all beds under contract with private operators of correctional and detention facilities in the United States.

      Under the direction of our business development department and our senior management and with the aid, where appropriate, of certain independent consultants, we market our services to government agencies responsible for federal, state and local correctional facilities in the United States. Recently, the industry has experienced greater opportunities at the federal level, as needs are increasing within the BOP, the USMS and the INS. The BOP was our only customer that accounted for 10.0% or more of our management revenue in 2001 and 2000, generating 12.8% and 11.3%, respectively, of total management revenue. Contracts at the federal level generally offer more favorable contract terms. For example, many federal contracts contain “take-or-pay” clauses which guarantee us a certain percentage of management revenue, regardless of occupancy levels.

      We believe that we can further develop our business by, among other things:

•	maintaining our existing customer relationships and continuing to fill existing beds within our facilities;

•	enhancing the terms of our existing contracts; and

•	establishing relationships with new customers who have either previously not outsourced their correctional management needs or have utilized other private enterprises.

      We generally receive inquiries from or on behalf of government agencies that are considering outsourcing the management of certain facilities or that have already decided to contract with private enterprise. When we receive such an inquiry, we determine whether there is an existing need for our services and whether the legal and political climate in which the inquiring party operates is conducive to serious consideration of outsourcing. Based on the findings, an initial cost analysis is conducted to further determine project feasibility.

      We pursue our business opportunities primarily through RFPs and Request for Qualifications, or RFQs. RFPs and RFQs are issued by government agencies and are solicited for bid.

      Generally, government agencies responsible for correctional and detention services procure goods and services through RFPs and RFQs. Most of our activities in the area of securing new business are in the form of responding to RFPs. As part of our process of responding to RFPs, members of our management team meet with the appropriate personnel from the agency making the request to best determine the agency’s needs. If the project fits within our strategy, we submit a written response to the RFP. A typical RFP requires bidders to provide detailed information, including, but not limited to, the service to be provided by the bidder, its experience and qualifications, and the price at which the bidder is willing to provide the services (which services may include the renovation, improvement or expansion of an existing facility or the planning, design and construction of a new facility). Based on the proposals received in response to an RFP, the agency will award a contract to the successful bidder. In addition to issuing formal RFPs, local jurisdictions may issue an RFQ. In the RFQ process, the requesting agency selects a firm believed to be most qualified to provide the requested services and then negotiates the terms of the contract with that firm, including the price at which its services are to be provided.

Competitive Strengths

      We believe that we have and will benefit from the following competitive business and operating strengths:

      We are the largest and most recognized private prison operator. As the owner of 40 correctional, detention and juvenile facilities and the manager of 61 facilities throughout the United States, we are the largest and the most recognized private prison operator in the United States. We manage approximately 50% of all privately managed prison beds in the United States. We pioneered modern-day private prisons with a list of notable accomplishments, including being the first company to design, build and operate a private prison and the first company to manage a private maximum-security facility under a direct contract with the federal government.

      Available beds within our existing facilities provide us the opportunity to increase cash flow. We currently have two facilities, our Northeast Ohio Correctional Center and Tallahatchie County Correctional Facility, that are substantially vacant and provide us with approximately 3,000 available beds. We believe, depending on the customers’ needs, we can put these beds in operation with modest capital outlays. We also have an additional facility located in Stewart County, Georgia which is partially complete. This facility could bring approximately 1,500 additional beds on-line with approximately $20 million of additional capital expenditures. As an alternative to filling these beds, we would consider selling some or all of these facilities. In addition to the above facilities, as of June 30, 2002, we had a total of nine facilities that have 200 or more beds available at each facility, which we believe provides further potential for increased cash flow.

      Our facilities generate revenues from a diverse, high quality customer base. We provide services under management contracts with a diverse base of state and federal agencies that generally have credit ratings of single-A or better. In addition, we have management contracts with approximately 60 different customers, with only one customer, the BOP, accounting for more than 10% of our total revenues during 2001. Over the past three years, we have renewed over 90% of our contracts subject to renewal. In addition, with average lengths of stay between three and five years, prison occupancy is relatively predictable and stable.

      Proven senior management team. Beginning in August 2000, we appointed a new senior management team. Our senior management team has accomplished a number of high priority company initiatives, including: (1) reducing our senior debt by over $189.0 million during 2001 and refinancing our senior indebtedness during the second quarter of 2002; (2) securing 3,300 bed contracts with the BOP at our California City, California and Cibola County, New Mexico facilities, and the 1,500 bed CAR II contract with the BOP, the three largest contracts in our history; (3) terminating two unprofitable management contracts; (4) closing an unprofitable facility; (5) selling four assets for proceeds of $138.7 million; and (6) settling all of our pending stockholder litigation.

Business Strategy

      Our primary business strategy is to provide quality corrections services, increase occupancy and revenue, control operating costs and continue to reduce our debt, while maintaining our position as the leading owner, operator and manager of privatized correctional and detention facilities. We will also consider opportunities for growth, including potential acquisitions of businesses within our line of business and those that provide complementary services, provided we believe such opportunities will broaden our market and/or increase the services we can provide to our customers.

      We own and operate high quality correctional and detention facilities. Over 80% of our facilities are accredited by the ACA. This compares favorably to the 40% of all government-operated adult prisons that are accredited by the ACA. The quality of our operations is further illustrated by the fact that for the year ended December 31, 2001, we had an escape ratio at our adult prison facilities that was less than two-thirds of the national average for adult prisons. We have experienced wardens managing our facilities, with an average of over 23 years of corrections experience and an average tenure of seven years with us.

      We are focused on increasing our occupancy rate. We are typically compensated based on the number of inmates held in our facilities. Our new management team is pursuing a number of initiatives intended to increase occupancy. We are in discussions with the federal government and a number of states, including Arizona, Georgia, Hawaii, Idaho, Tennessee and Wisconsin, regarding the placement of additional inmates in our facilities. We also are focused on renewing and enhancing the terms of our existing contracts. Given our significant number of available beds, we believe we can increase operating cash flow from increased occupancy without incurring significant capital expenditures. Our goal is to obtain contracts to fill our vacant beds, and we do not currently intend to add new beds or develop new facilities without a firm commitment from a governmental entity to fill a substantial portion of such beds or facilities.

      We intend to maintain effective cost controls. An important component of our strategy is to position our company as a cost effective, high quality provider of corrections management services. We are focused on improving operating performance and efficiency through the following key operating initiatives: (1) standardizing supply and service purchasing practices and usage; (2) improving inmate management, resource consumption and reporting procedures; and (3) improving employee productivity. We intend to continue to implement a wide variety of specialized services that address the unique needs of various segments of the inmate population. Because the facilities we operate differ with respect to security levels, ages, genders and cultures of inmates, we focus on the particular needs of an inmate population and tailor our services based on local conditions and our ability to provide services on a cost-effective basis.

      We intend to continue our trend of reducing debt. In 2001, we reduced indebtedness by $189.0 million with the proceeds of asset sales and through cash flow generated from operations. We believe this reduction in indebtedness assisted us in our ability to refinance our senior indebtedness on favorable terms earlier this year. We believe that our anticipated capital expenditures and the benefit of our net operating loss carry forwards will allow us to generate free cash flow and enable us to continue to reduce our debt. In addition, we may sell additional assets, the proceeds of which we would also use to repay debt.

The Corrections and Detention Industry

      Growth of the United States Prison Population. According to the Bureau of Justice Statistics, or the BJS, the United States prison population, along with incarceration rates, has increased since 1925, independent of economic cycles. The number of inmates housed in United States federal and state prisons and local jail facilities increased from 1,148,702 at December 31, 1990 to 1,965,495 at June 30, 2001.

      The average annual growth rate of the prison population in the United States between December 1995 and June 2001 was 4.0%. This rate declined, however, to 1.6% growth between June 2000 and June 2001, with the sentenced state prison population rising by only 0.4%. From June 30, 2000 to June 30, 2001, the sentenced prison population for the federal government rose 7.2%. In the first six months of 2001, the federal system added 7,372 inmates, the largest six month growth ever recorded in the number of inmates under federal jurisdiction. Federal agencies are collectively our largest customer and accounted for approximately 28% of our revenues (when aggregating all of our federal contracts) for the year ended December 31, 2001.

      Prison Overcrowding. The significant growth of the prison population in the United States has led to overcrowding in the state and federal prison systems. At least 21 states and the federal prison system reported operating at 100% or more of their highest capacity in 1999 and 2000. Of those operating at 100% or more of their highest capacity, the federal prison system was the most overcrowded, operating at 31% above capacity at December 31, 2000.

      Benefits of Privatization. The growth of the overall prison population in the United States and the lack of available bed space has led to growth in the private corrections and detention sector since its inception. The prisoner population housed in privately managed facilities in the United States at the end of June 2001 was 94,948, which represented an 8.7% increase over numbers at December 31, 2000. At June 30, 2001, 11.9% of all federal inmates and 6.1% of all state inmates were held in private facilities. Seven states, all of which are our customers, housed at least 20% of their prison population in private facilities as of June 30, 2001 — New Mexico (45%), Alaska (34%), Montana (30%), Oklahoma (30%), Idaho (24%), Hawaii (22%), and Wisconsin (20%).

      We believe the outsourcing of prison management services to private operators allows governments to manage increasing inmate populations while simultaneously controlling correctional costs and improving correctional services. The use of facilities owned and managed by private operators allows governments to expand prison capacity without incurring large capital commitments required to increase correctional capacity. In addition, contracting with a private operator allows governmental agencies to add beds without incurring new debt. We believe these advantages translate into significant cost savings for the government end-user.

      Continued Demand for Our Services. Despite the slower growth rate of the overall prison population and the state prison population in recent years, we believe that a number of factors will cause this growth rate, and the demand for private prison beds, to increase. As described above, there is a general shortage of available beds in United States correctional and detention facilities, particularly in the federal system. We expect this overcrowding to continue in the future as a result of stricter sentencing guidelines, longer prison sentences and prison terms for juvenile offenders, as well as demographic changes. In addition, state budgeting problems can be expected to result in a curtailment of the construction of new facilities, restricting the public supply of available beds. Industry reports indicate that inmates convicted of violent crimes generally serve approximately one-half of their sentence, with the majority of them being repeat offenders. In addition, the U.S. Census Bureau now projects a steady rise in the number of males between the ages of 18 and 24 years of age. Males between 18 and 24 years of age have demonstrated the highest propensity for criminal behavior and the highest rates of arrest, conviction and incarceration.

      As the result of the events of September 11, 2001, the protection and security of the United States has become a priority for the federal government. As a result, we believe that recently proposed initiatives by the federal government in connection with homeland security should cause the demand for prison beds, including privately managed beds, to increase. The President’s budget for fiscal year 2003 includes a proposal for $2 billion in increased funding to address threats to the nation’s security, including over $1 billion for the INS and USMS, two of our largest customers. This proposed funding is intended to support the agencies’ efforts to prevent illegal entry into the United States and target persons that are a threat to homeland security. We believe that these efforts will likely result in more incarceration and detention, particularly of illegal immigrants, and increased supervision of persons on probation and parole. The President’s 2003 budget also acknowledges that the purchase of excess private sector and other correctional facilities may offer an affordable alternative to federal construction of additional prison space and indicates that the Department of Justice will evaluate the feasibility of purchasing private facilities for use by the BOP. We believe this evaluation could result in the potential sale of one or more of our idle facilities, including primarily our Northeast Ohio Correctional Center, for which we have had discussions with the BOP regarding a possible sale. We also believe that this recommendation demonstrates a potential increased demand for our vacant beds at the federal level.

      In addition, the President’s budget for fiscal year 2003 also provides for a business process reengineering study to examine the advisability, feasibility and cost-effectiveness of contracting out the Justice Prisoner and Alien Transportation System, the governmental agency responsible for transporting by air all federal prisoners and detainees. According to the Justice Prisoner and Alien Transportation System, the agency, on average, transports more than 250,000 prisoners and aliens each year. Outsourcing the Justice Prisoner and Alien Transportation System could provide additional opportunities for TransCor, our prisoner transportation subsidiary, which transported approximately 50,000 inmates during 2001.

Government Regulation

Environmental Matters

      Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. As an owner of correctional and detention facilities, we have been subject to these laws, rules, ordinances and regulations. In addition, we are also subject to these laws, ordinances and regulations as the result of our, and our subsidiaries’, operation and management of correctional and detention facilities. The cost of complying with environmental laws could materially adversely affect our financial condition and results of operations.

      Phase I environmental assessments have been obtained on substantially all of the facilities we currently own. The purpose of a Phase I environmental assessment is to identify potential environmental contamination that is made apparent from historical reviews of such facilities, review of certain public records, visual investigations of the sites and surrounding properties, toxic substances and underground storage tanks. The Phase I environmental assessment reports do not reveal any environmental contamination that we believe would have a material adverse effect on our business, assets, results of operations or liquidity, nor are we aware of any such liability. Nevertheless, it is possible that these reports do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. In addition, environmental conditions on properties we own may affect the operation or expansion of facilities located on the properties.

Business Regulations

      The industry in which we operate is subject to extensive federal, state and local regulations, including educational, health care and safety regulations, which are administered by many regulatory authorities. Some of the regulations are unique to the corrections industry, and the combination of regulations we face is unique. Facility management contracts typically include reporting requirements, supervision and on-site monitoring by representatives of the contracting governmental agencies. Corrections officers and juvenile care workers are customarily required to meet certain training standards and, in some instances, facility personnel are required to be licensed and subject to background investigation. Certain jurisdictions also require us to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. Our facilities are also subject to operational and financial audits by the governmental agencies with which we have contracts. We may not always successfully comply with these regulations, and failure to comply can result in material penalties or non-renewal or termination of facility management contracts.

      In addition, private prison managers are increasingly subject to government legislation and regulation attempting to restrict the ability of private prison managers to house certain types of inmates. Legislation has been enacted in several states, and has previously been proposed in the United States House of Representatives, containing such restrictions. Although we do not believe that existing legislation will have a material adverse effect on us, there can be no assurance that future legislation would not have such an effect.

Americans with Disabilities Act

      The correctional and detention facilities we operate and manage are subject to the Americans with Disabilities Act of 1990, as amended. The Americans with Disabilities Act, or the ADA, has separate compliance requirements for “public accommodations” and “commercial facilities” but generally requires that public facilities such as correctional and detention facilities be made accessible to people with disabilities. These requirements became effective in 1992. We continue to monitor our facilities for compliance with the ADA in order to conform to its requirements. Compliance with the ADA requirements could require removal of access barriers and other modifications or capital improvements at the facilities. Noncompliance could result in imposition of fines or an award of damages to private litigants. Although we believe we are in compliance, we believe that any additional expenditures incurred in order to comply with the ADA at our facilities, if required, would not have a material adverse effect on our business and operations.

Insurance

      We maintain a general liability insurance policy of $5.0 million for each facility we operate, as well as insurance in amounts we deem adequate to cover property and casualty risks, workers’ compensation and directors and officers liability. In addition, each of our leases with third-parties provides that the lessee will maintain insurance on each leased property under the lessee’s insurance policies providing for the following coverages: (i) fire, vandalism and malicious mischief, extended coverage perils, and all physical loss perils; (ii) comprehensive general public liability (including personal injury and property damage); and (iii) workers’ compensation. Under each of these leases, we have the right to periodically review our lessees’ insurance coverage and provide input with respect thereto.

      Insurance expense represents a significant component of our operating expenses. Each of our management contracts and the statutes of certain states require the maintenance of insurance. We maintain various insurance policies including employee health, workers’ compensation, automobile liability and general liability insurance. Because we are significantly self-insured for employee health, workers’ compensation, and automobile liability insurance, the amount of our insurance expense is dependent on claims experience, overall trends in medical expenses nationwide for employee health insurance, and our ability to control our claims experience. Our insurance policies contain various deductibles and stop-loss amounts intended to limit our exposure for individually significant occurrences. However, the nature of our self-insurance policies provides little protection for a deterioration in overall claims experience or increasing employee medical costs in general. We continue to incur increasing insurance expense due to adverse claims experience. We have begun implementing a strategy to improve the management of our future loss claims but can provide no assurance that this strategy will be successful. Additionally, general liability insurance costs have risen substantially since the terrorist attacks on September 11, 2001, and other types of insurance, such as directors and officers liability insurance, are currently expected to increase due to several recent high profile business failures and concerns about corporate governance and accounting in the marketplace. Unanticipated additional insurance expenses resulting from adverse claims experience or a continued increasing cost environment for general liability and other types of insurance could adversely impact our results of operations and cash flows. See “Risk Factors — Risks Related to Our Business — We are subject to necessary insurance costs.”

Employees

      As of June 30, 2002, we employed 13,861 full-time employees and 220 part-time employees. Of such employees, 194 were employed at our corporate offices and 13,887 were employed at our facilities and in our inmate transportation business. We employ personnel in the following areas: clerical and administrative, including facility administrators/wardens, security, food service, medical, transportation and scheduling, maintenance, teachers, counselors and other support services.

      Each of the correctional and detention facilities we currently operate is managed as a separate operational unit by the facility administrator or warden. All of these facilities follow a standardized code of policies and procedures.

      We have not experienced a strike or work stoppage at any of our facilities. As of June 30, 2002, approximately 1,183 employees at seven of our facilities are represented by labor unions. This number includes 611 employees at two facilities who, during the first half of 2002, elected to be represented by a union with respect to future negotiations, although at this time the nature and extent of such future negotiations have not been determined. In the opinion of management, overall employee relations are generally considered good.

Competition

      The correctional and detention facilities we operate and manage, as well as those facilities we own but are managed by other operators, are subject to competition for inmates from other private prison managers. We compete primarily on the basis of the quality and range of services offered, our experience in the operation and management of correctional and detention facilities and our reputation. We compete with government agencies that are responsible for correctional facilities and a number of privatized correctional service companies, including, but not limited to, Wackenhut Corrections Corporation, Correctional Services Corporation and Cornell Companies, Inc. Other potential competitors may in the future enter into businesses competitive with us without a substantial capital investment or prior experience. Competition by other companies may adversely affect the number of inmates at our facilities, which could have a material adverse effect on the operating revenue of our facilities. In addition, revenue derived from our facilities will be affected by a number of factors, including the demand for inmate beds, general economic conditions and the age of the general population.

Legal Proceedings and Income Tax Matters and Contingencies

General

      The nature of our business results in claims and litigation alleging that we are liable for damages arising from the conduct of our employees or others. In the opinion of management, there are no pending legal proceedings that would have a material effect on our consolidated financial position or results of operations for which we have not established adequate reserves. See “Risk Factors — Risks Related to Our Business — We are subject to legal proceedings associated with owning and managing correctional and detention facilities.”

Recently Settled Legal Proceedings

      During 2001, we resolved a series of outstanding litigation matters associated with our previous corporate structure and proposed restructuring, including: (i) the global settlement of federal and state stockholder litigation brought against us as the result of, among other things, agreements entered into by us and the formerly independent operating company in May 1999 to increase payments we made to the operating company under the terms of certain agreements, as well as a series of proposed transactions with the Fortress/ Blackstone investment group and Pacific Life Insurance Company, which has been or will be funded through the issuance of an aggregate of 4.7 million shares of our common stock, the payment of approximately $47.5 million in insurance proceeds, and the issuance of an aggregate of $29 million of unsecured debt that is automatically extinguished upon our average common stock price reaching certain levels ($26.1 million of which has already been extinguished); (ii) the settlement of litigation regarding termination fees allegedly owed by us to Fortress/ Blackstone, which was funded through a cash payment by us of $15 million; and (iii) the resolution of a dispute with Merrill Lynch & Co. concerning their claim for certain fees in connection with our restructuring, which was settled in full for $3 million. During 2001 and the first half of 2002, we also resolved the following outstanding litigation with respect to our business operations and our owning and managing of correctional and detention facilities, including: (i) the preliminary settlement of certain litigation related to the ESOP of U.S. Corrections Corporation, a private corrections company which we acquired in 1998, which will be funded by us through an immaterial cash payment; (ii) the resolution of certain litigation regarding our alleged treatment of certain juveniles housed in the Columbia Training Center, a South Carolina juvenile treatment center formerly operated by old CCA, which was funded in full by insurance; and (iii) the settlement of certain litigation regarding the alleged treatment of two inmates by two former employees of our transportation subsidiary, TransCor America, LLC, during their transportation to a facility in Texas in late 1999. Pursuant to the terms of the settlement agreement with respect to TransCor, the parties settled all claims with a confidential cash payment made to the plaintiffs in the litigation, the majority of which was funded by insurance proceeds.

Income Tax Contingencies

      In connection with our merger with old CCA on December 31, 1998, we assumed the tax obligations of old CCA. The IRS has completed field audits of old CCA’s federal tax returns for the taxable years ended December 31, 1998 and 1997, and has recently completed auditing our federal tax return for the taxable year ended December 31, 2000. We have received the IRS agent’s report related to 1998 and 1997, which includes a determination by the IRS to increase taxable income by approximately $120.0 million. If ultimately upheld, these adjustments would result in a cash tax liability to us of approximately $46.8 million, not including penalties and interest. We are currently appealing the IRS’s preliminary findings with the Appeals Office of the IRS. While we intend to vigorously defend our position, we are currently unable to predict the ultimate outcome of these IRS audits. It is possible, however, that future cash flows could be materially affected by claims against us, and results of operations could be materially affected by claims against us in excess of reserves currently recorded, which would result in an adverse impact on net income to the extent such claims exceed our reserves currently recorded.

      In connection with the IRS’s audit of our 2000 federal tax return, the IRS has proposed the disallowance of a loss we claimed as the result of our forgiveness in September 2000 of certain indebtedness of one of our former operating companies. This finding is currently being protested with the Appeals Office of the IRS. In the event that, after we seek all available remedies, the IRS prevails, we would be required to pay the IRS in excess of $56.0 million in cash plus penalties and interest. In addition, this adjustment would also substantially eliminate our net operating loss carryforward, and would result in increased cash tax liabilities on taxable income thereafter. We believe that we have meritorious defenses of our positions. We have not established a reserve for this matter. However, the IRS may make such an assessment and prevail in any such claim against us.

      In addition, although the IRS has concluded its audit of our federal tax return for the taxable year ended December 31, 1999, the statute of limitations for such taxable year still has not expired. Thus, our election of REIT status for 1999 remains subject to review by the IRS generally until expiration of three years from the date of filing of our 1999 federal tax return. While we believe that we met the qualifications as a REIT for 1999, qualification as a REIT involves the application of highly technical and complex provisions of the Code for which there is only limited judicial and administrative interpretations. Should the IRS subsequently disallow our election to be taxed as a REIT for the 1999 taxable year, we would be subject to income taxes and interest on our 1999 taxable income and possibly could be subject to penalties, which would have an adverse impact on our financial position, results of operations and cash flows. To the extent that any IRS audit adjustments, including any adjustments resulting from the audit of old CCA’s 1997 and 1998 tax returns, increase the accumulated earnings and profits of old CCA, we could be required to make additional distributions of such to our stockholders, either in cash or through the issuance of certain types of our securities, in order to preserve our REIT status for our 1999 taxable year. With respect to an increase in old CCA’s earnings and profits for 1997 and 1998, if the IRS ultimately increases taxable income as described above and requires us to distribute the full amount of the increase in old CCA’s earnings and profits (less any taxes, interest and penalties paid by us), we would be required to distribute approximately $70.5 million in cash or securities to our stockholders of record at the time of distribution, none of which is currently accrued. Pursuant to the terms of our senior secured credit facility, however, we would not be permitted to satisfy any such obligation with cash. In addition, the terms of the notes prohibit our ability to satisfy such an obligation in cash unless we have sufficient restricted payment capacity under the indenture governing the notes at the time such payment is required. As such, we would be required under the terms of the notes to satisfy any such obligation through the issuance of debt and/or equity securities with such terms as permitted by the indenture and the instruments governing our other indebtedness. See “Description of the Registered Notes — Certain Covenants — Restricted Payments,” “Description of the Registered Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and “Description of Certain Indebtedness and Preferred Stock.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Effective as of May 21, 2001, we completed a series of transactions with Sodexho Alliance S.A. in connection with the sale of Sodexho’s ownership interest in our equity securities to two private purchasers. As part of these transactions, a series of previously existing agreements between the parties was terminated, including an agreement providing Sodexho with the contractual right to designate a member of our board of directors. In connection with these transactions, Jean-Pierre Cuny, an affiliate of Sodexho at the time of these transactions, resigned from our board of directors, effective as of May 21, 2001. Following these transactions, we continue to jointly own jointly with Sodexho an interest in Agecroft Prison Management Ltd., a United Kingdom entity formed to operate the Agecroft Prison facility in Salford, England.

      We also entered into a standstill agreement with Latonia International Limited, the purchaser of the substantial majority of Sodexho’s ownership interest and an affiliate of Rolaco Holding S.A., a privately-held investor registered in Luxembourg. The terms of the standstill agreement provided that, for a period of three years following the acquisition date, the purchaser would not acquire additional shares of our equity securities or otherwise attempt to acquire control of us.

      Prior to the completion of our comprehensive restructuring during the fourth quarter of 2000, we owned 100% of the outstanding non-voting common stock of Operating Company. In addition, from January 1999 through July 2000, Doctor R. Crants, our former chief executive officer, served as a member of the board of directors of Operating Company, as did Jean-Pierre Cuny from January 1999 through the completion of the restructuring. Pursuant to a series of contractual arrangements between us and Operating Company, we paid certain fees to Operating Company and Operating Company paid certain fees to us. Prior to the completion of the restructuring and pursuant to these contractual arrangements, Operating Company paid us $58.1 million in 2000 and $245.1 million in 1999. We made no payments to Operating Company in 2000, but made $68.6 million in payments to Operating Company in 1999. In August 2000, we forgave $190.8 million of rental payments previously due under the terms of our leases with Operating Company but which had not been paid to us, as well as $7.9 million in accrued but unpaid interest on the unpaid rental payments. In addition, we also forgave $27.4 million of accrued but unpaid interest on a promissory note due from Operating Company. As a result of the restructuring, each of these agreements, including the promissory note, were cancelled.

      Immediately prior to the completion of the restructuring, we purchased all of the shares of common stock of Operating Company held by Sodexho, which represented approximately 16.9% of the outstanding common stock of Operating Company, for an aggregate of $8.0 million in non-cash consideration, consisting of 567,376 shares of our common stock, as adjusted for our reverse stock split in May 2001.

      Prior to the restructuring, we also owned 100% of the outstanding non-voting common stock of each of PMSI and JJFMSI, which entitled us to receive cash dividends equal to 95% of each entity’s net income, as defined. In addition, Doctor R. Crants also served as a member of the board of directors of each of PMSI and JJFMSI. Thomas W. Beasley, a member of our board of directors during 2000, served as the chairman of our board of directors from December 1999 through August 2000, and as our interim chief executive officer during 2000. Mr. Beasley also served as interim chief executive officer of Operating Company during 2000 and as the chairman of the board of directors of PMSI prior to its merger with our wholly-owned operating subsidiary following the restructuring. PMSI and JJFMSI paid us $4.4 million and $2.3 million, respectively, as dividends in 2000, and $11.0 million and $10.6 million, respectively, as dividends in 1999.

      As a part of the restructuring and consistent with the requirements of previously existing contractual arrangements, JJFMSI and its wholly-owned subsidiary, CCA (UK) Limited, a company incorporated in England and Wales, sold their 50% ownership interest in two international subsidiaries, Corrections Corporation of Australia Pty. Ltd., an Australian corporation, and U.K. Detention Services Limited, a company incorporated in England and Wales, to Sodexho for a cash purchase price of $6.4 million. Sodexho owned the remaining 50% interest in each of CCA Australia and UKDS. In connection with the sale of JJFMSI’s and CCA UK’s interest in CCA Australia and UKDS to Sodexho, Sodexho granted JJFMSI an option to repurchase a 25% interest in each entity at any time prior to September 11, 2002. JJFMSI had the right to repurchase a 25% interest in each entity for aggregate cash consideration of $4.0 million if such option was exercised on or before February 11, 2002 and for aggregate cash consideration of $4.2 million if such option was exercised after February 11, 2002 but prior to September 11, 2002. These agreements were terminated in June 2001, in connection with the sale of Sodexho’s interest in us.

      C. Ray Bell, a member of our board of directors in 1999 and through December 13, 2000, is the principal of a construction company which, as a part of its business, builds correctional and detention facilities, including facilities for us. In 1999 and 2000, we paid Mr. Bell’s construction company aggregate fees in the amount of $53.0 million for construction services.

      Charles W. Thomas, a member of our board of directors in 1999 and through December 13, 2000, received a total of approximately $0.1 million in 1999 and 2000 from us for the provision of certain consulting and investor relations services.

      During 1999, DC Investment Partners, LLC, a private investment manager of which D. Robert Crants, III and Michael W. Devlin, our former president and chief operating officer, respectively, are principals, leased certain office space from the Company. In December 1999, the Company agreed to reimburse DC Investment Partners, LLC over an eight year period, beginning July 2000, for certain costs incurred by DC Investment Partners, LLC in relocating its office space from our office building. We believe that we do not have any obligation to honor this agreement and have suspended further payments under this agreement.

      We believe that the transactions with the affiliated parties set forth under this section of the prospectus were completed on terms no less favorable to us than would have been available to an unaffiliated third-party.

DESCRIPTION OF CERTAIN INDEBTEDNESS AND PREFERRED STOCK

Indebtedness

Senior Secured Credit Facility

      General. Concurrently with the closing of the offering of the old notes, we obtained a new senior secured credit facility with a syndicate of financial institutions and institutional lenders through the amendment and restatement of our then existing senior secured credit facility. Lehman Commercial Paper Inc. serves as administrative agent under our new facility.

      Our senior secured credit facility is in the aggregate principal amount of $715 million, consisting of:

•	an approximate four-year revolving credit facility of up to $75 million in revolving credit loans and letters of credit;

•	an approximate four-year term loan A facility of $75 million in term loans; and

•	an approximate six-year term loan B facility of $565 million in term loans.

      The revolving credit facility will be used for working capital and general corporate needs. Set forth below is a summary of the material terms of the new senior secured credit facility.

      Collateral and Guarantees. The loans and other obligations under the senior secured credit facility are guaranteed by each of our domestic subsidiaries.

      Our obligations under the senior secured credit facility and the guarantees are secured by:

•	a perfected first priority security interest in all of our tangible and intangible assets and all of the tangible and intangible assets of our subsidiaries, subject to certain customary exceptions; and

•	a pledge of all of the capital stock of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries.

      Interest and Fees. Our borrowings under the senior secured credit facility bear interest at a rate which, at our option, can be either:

•	a base rate generally defined as the sum of (i) the higher of (x) the prime rate (as quoted on the British Banking Association Telerate Page 5) and (y) the federal funds effective rate plus one-half percent (0.50%) per annum and (ii) an applicable margin; or

•	a LIBOR rate generally defined as the sum of (i) the rate at which eurodollar deposits for one, two, three or six months (as selected by us) are offered in the interbank eurodollar market and (ii) an applicable margin.

      The initial applicable margin for the base rate loans is 2.50%, and the applicable margin for the eurodollar loans is 3.50%. Commencing on the date of delivery of our financial statements occurring after the completion of two full fiscal quarters following the closing of the senior secured credit facility, the applicable margin for the revolving loans and term loan A will be subject to adjustment based on our leverage ratio.

      Interest on our borrowings is payable quarterly in arrears for base rate loans and at the end of each interest rate period (but not less often than quarterly) for LIBOR rate based loans.

      We are also required to pay a commitment fee on the difference between committed amounts and amounts actually utilized under the revolving credit facility, which will be 0.50% per annum subject to adjustment based on our leverage ratio.

      Repayments; Prepayments. The term loan A facility and term loan B facility are repayable in quarterly installments beginning June 30, 2002, in an aggregate principal amount for each year as set forth in the table below (in thousands):

	Term Loan A Facility	Term Loan B Facility	Total

2002 (remainder)	$11,250	$4,237	15,487
2003	17,250	5,650	22,900
2004	20,250	5,650	25,900
2005	21,000	5,650	26,650
2006	5,250	5,650	10,900
2007	—	377,138	377,138
2008	—	161,025	161,025

Total	$75,000	$565,000	$640,000

      Prepayments of loans outstanding are permitted at any time without premium or penalty, upon the giving of proper notice. In addition, we are required to prepay amounts outstanding under the new senior secured credit facility in an amount equal to:

•	50% of the net cash proceeds from any sale or issuance of equity by us or any of our subsidiaries, subject to certain exceptions;

•	100% of the net cash proceeds from any incurrence of additional indebtedness (excluding certain permitted debt), subject to certain exceptions;

•	100% of the net cash proceeds from any sale or other disposition by us, or any of our subsidiaries, of any assets, subject to certain exclusions and reinvestment provisions and excluding certain dispositions in the ordinary course; and

•	50% of excess cash flow for each fiscal year.

      Certain Covenants. The senior secured credit facility requires us to meet certain financial tests, including, without limitation:

•	a minimum fixed charge coverage ratio requiring that at the end of each fiscal quarter, our consolidated adjusted EBITDA be no less than a range of percentages (ranging from 100% to 115% over the six year term of the senior secured credit facility) of our consolidated fixed charges, as defined under the facility, (minus the aggregate amount actually paid by us or any of our subsidiaries in cash during such period on account of capital expenditures) for the recent four fiscal quarters;

•	a maximum leverage ratio requiring that at the end of each fiscal quarter, our consolidated debt be no greater than a range of percentages (ranging from 590% to 350% over the six year term of the senior secured credit facility) of our consolidated adjusted EBITDA, as defined under the facility, for the recent four fiscal quarters; and

•	a minimum interest coverage ratio requiring that at the end of each fiscal quarter, our consolidated adjusted EBITDA (including the interest component of all payments associated with capital lease obligations) be no less than a range of percentages (generally ranging from 150% to 250% over the six year term of the senior secured credit facility) of our consolidated interest expense, as defined under the facility, for the recent four fiscal quarters.

As of June 30, 2002, we were in compliance with the foregoing covenants, and we believe that we are currently in compliance with these covenants. In addition, the senior secured credit facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, assets sales, acquisitions, capital expenditures, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements.

      Events of Default. The senior secured credit facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgment defaults in excess of specified amounts, termination or amendment of certain material agreements if such termination or amendment could reasonably be expected to be materially adverse to the lenders or otherwise have a material adverse effect and change in control.

12% Senior Notes

      We currently have approximately $10.8 million aggregate principal amount of 12% senior unsecured notes outstanding. These notes mature on June 1, 2006 and bear interest at 12% per annum. Payments of accrued but unpaid interest on these notes are due on June 1 and December 1 of each year.

      On May 16, 2002, we completed an offer to purchase all these notes and a consent solicitation designed to remove, following the purchase of these notes, substantially all of the restrictive covenants and a number of the events of default that currently apply to the notes. Pursuant to the terms of the offer to purchase and consent solicitation, holders of approximately $89.2 million aggregate principal amount of the notes tendered their notes and received $1,100 plus accrued and unpaid interest on such principal amount of notes for each $1,000 principal amount of notes tendered.

      As a result of this tender offer and consent solicitation, we have amended the indenture governing the notes to remove substantially all of the covenants and events of default. Such amendment became operative upon our purchase of the notes tendered in connection with the consent.

$70 Million Convertible Subordinated Notes

      $40 Million Convertible Subordinated Notes. We currently have outstanding an aggregate of $40 million of 10% convertible subordinated notes due December 31, 2008. The conversion price for the notes, which are convertible into shares of our common stock, has been established at $11.90, subject to adjustment in the future upon the occurrence of certain events. At an adjusted conversion price of $11.90, the $40 million convertible subordinated notes are currently convertible into approximately 3.4 million shares of our common stock.

      All or a portion of the notes may be converted by the holder at any time prior to December 31, 2008, or if the notes are called for redemption by us, at any time prior to the second business day prior to the date of redemption. We may redeem all, but not a portion, of the notes on or following January 1, 2005 at a redemption price equal to the outstanding principal amount of the notes plus all accrued and unpaid interest. In addition, in the event of a change-of-control or similar event, the holder of the notes has the right to require us to repurchase all or a portion of the notes at a price equal to 105% of the notes’ principal amount, plus accrued and unpaid interest. The current terms of our senior indebtedness, however, would prevent a redemption or repurchase of the notes.

      $30 Million Convertible Subordinated Notes. We currently have outstanding an aggregate of $30 million of 8% convertible subordinated notes due February 28, 2005, subject to extension of such maturity until February 28, 2007 by the holder. The conversion price for the notes, which are convertible into shares of our common stock, has been established at $10.68, subject to adjustment in the future upon the occurrence of certain events. We currently estimate that the $30 million convertible subordinated notes will be convertible into approximately 3.4 million shares of our common stock once all of the shares under the stockholder litigation settlement have been issued.

      All or a portion of the notes may be converted by the holder at any time prior to the maturity date of the notes, or if the notes are subject to mandatory conversion, at any time prior to the third business day prior to the date of such conversion. At any time after February 28, 2004, we may generally require the holder to convert all or a portion of the notes if the average market price of our common stock meets or exceeds 150% of the notes’ conversion price, as may be adjusted. We may not prepay the indebtedness evidenced by the notes at any time prior to their maturity; provided, however, that in the event of a change of control or other similar event, the notes are subject to mandatory prepayment in full at the option of the holder. The current terms of our senior indebtedness, however, would prevent such a prepayment.

Preferred Stock

Series A Preferred Stock

      We currently have 4.3 million shares of our series A preferred stock issued and outstanding. The series A preferred stock, which was originally issued by our predecessor CCA Prison Realty Trust, provides for the payment of quarterly cash dividends when and as declared by our board of directors at a rate of 8% per year, based on a liquidation price of $25.00 per share. Unpaid dividends accrue without interest. Shares of our series A preferred stock are redeemable at any time on or after January 30, 2003 at $25.00 per share, plus dividends accrued and unpaid to the redemption date. The series A preferred stock has no mandatory redemption, sinking fund provision or stated maturity and is not convertible into any other security. Under the terms of our charter, in the event dividends are undeclared, unpaid and in arrears for six or more quarterly periods, the holders of the shares of our series A preferred stock will have the right to elect two additional directors to our board of directors.

Series B Preferred Stock

      We currently have approximately 4.3 million shares of our series B preferred stock issued and outstanding. The shares of our series B preferred stock currently outstanding provide for cumulative dividends payable at a rate of 12% per year of the stock’s stated value of $24.46. The dividends are payable quarterly, in arrears, in additional shares of series B preferred stock through the third quarter of 2003, and in cash thereafter, provided that all accrued and unpaid cash dividends have been made on our series A preferred stock. The shares of series B preferred stock are callable by us, at a price per share equal to the stated value of $24.46, plus any accrued dividends, at any time after six months following the later of (i) three years following the date of issuance or (ii) the 91st day following the redemption of our existing 12% senior notes due 2006. The series B preferred stock has no mandatory redemption, sinking fund provision or stated maturity and is not convertible into any other security. The series A preferred stock ranks senior to the series B preferred stock as to dividend distributions and distributions upon liquidation, winding up and dissolution. Under the terms of our charter, in the event dividends are undeclared, unpaid and in arrears for six or more quarterly periods, the holders of the shares of our series B preferred stock will have the right to elect two additional directors to our board of directors.

DESCRIPTION OF THE REGISTERED NOTES

      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the word “CCA” refers only to Corrections Corporation of America and not to any of its Subsidiaries.

      CCA will issue the registered notes under an indenture among itself, the Guarantors and State Street Bank and Trust Company, a Massachusetts trust company, as trustee. The terms of the registered notes, which are sometimes referred to in this portion of the prospectus as the notes, include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the registered notes are substantially identical to the old notes, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes that will not apply to the registered notes.

      The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the notes. A copy of the indenture is available as set forth below under “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture or the registration rights agreement.

      If the exchange offer contemplated by this prospectus is consummated, holders of outstanding notes who do not exchange outstanding notes for registered notes in the exchange offer will vote together with holders of registered notes for all relevant purposes under the indenture. In that regard, the indenture requires that certain actions by the holders thereunder must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the indenture. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the indenture, any outstanding unregistered notes that remain outstanding after the exchange offer will be aggregated with the registered notes, and the holders of such outstanding unregistered notes and the registered notes will vote together as a single class for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the notes outstanding shall be deemed to mean, at any time after the exchange offer is consummated, such percentages in aggregate principal amount of the outstanding unregistered notes and the registered notes then outstanding.

      The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Registered Notes and the Subsidiary Guarantees

The Registered Notes

      The registered notes:

•	are general unsecured obligations of CCA;

•	are equal in right of payment with all existing and future unsecured senior Indebtedness of CCA;

•	are senior in right of payment to any future subordinated Indebtedness of CCA; and

•	are unconditionally guaranteed by the Guarantors.

      However, the notes are effectively subordinated to all borrowings under CCA’s senior bank credit facility, which is secured by liens on substantially all of the assets of CCA and the Guarantors.

      All of CCA’s Domestic Subsidiaries are “Restricted Subsidiaries.” CCA currently does not have any material foreign operations.

      However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” CCA will be permitted to designate certain of its

Subsidiaries, whether formed under the laws of any state of the United States or the laws of any other country, as “Unrestricted Subsidiaries.” CCA’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

The Subsidiary Guarantees

      The notes are guaranteed by all of CCA’s Domestic Subsidiaries.

      Each Subsidiary Guarantee of the notes:

•	is a general senior unsecured obligation of such Guarantor;

•	is equal in right of payment to all existing and future senior unsecured Indebtedness of that Guarantor; and

•	is senior in right of payment with any future subordinated Indebtedness of that Guarantor.

      Not all of CCA’s Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to CCA. The non-guarantor Subsidiaries generated less than 1.0% of CCA’s revenue in 2001 and during the first six months of 2002, and have no outstanding third-party debt.

      Each of the Domestic Subsidiaries guaranteeing the notes are wholly owned subsidiaries of CCA. CCA has no independent assets or operations (as defined under Rule 3-10(f) of Regulation S-X) other than real property assets comprised primarily of correctional and detention facilities operated by one or more of the Domestic Subsidiaries; the Subsidiary Guarantees are full and unconditional and are joint and several obligations of the Guarantors; and all non-guarantor Subsidiaries are minor (as defined in Rule 3-10(h)(6) of Regulation S-X). Neither CCA nor any Guarantors has any material or significant restrictions on its ability to obtain funds from its Subsidiaries by dividend or loan or to transfer assets from such Subsidiaries, provided that the terms of the credit agreement governing CCA’s senior secured credit facility and the indenture governing the notes contain certain provisions limiting the transfer of funds and assets unless certain conditions are satisfied. See “— Subsidiary Guarantees” for a description of the limitations set forth in the indenture governing the notes.

Principal, Maturity and Interest

      CCA initially issued notes with a maximum aggregate principal amount of $250.0 million. CCA may also, at its option, issue additional notes under the indenture from time to time after this offering in one or a series of transactions, subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, redemption of notes, offers to purchase notes and the percentage of notes required to consent to waivers of provisions of, and amendments to, the indenture. The indenture provides that CCA will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on May 1, 2009.

      Interest on the notes will accrue at the rate of 9 7/8% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002. We will make each interest payment to the Holders of record on the close of business on the immediately preceding April 15 and October 15.

      Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Registered Notes

      If a Holder has given wire transfer instructions to CCA, CCA will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless CCA elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Registered Notes

      The trustee will initially act as paying agent and registrar for the notes. CCA may change the paying agent or registrar without prior notice to the Holders of the notes, and CCA or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. CCA is not required to transfer or exchange any note selected for redemption. Also, CCA is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

      The notes will be guaranteed by each of CCA’s current and future Domestic Subsidiaries. These Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than CCA or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

      The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of CCA, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture described in “— Repurchase at the Option of Holders — Asset Sales”;

(2) in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of CCA, if the sale complies with the “Asset Sale” provisions of the indenture described in “— Repurchase at the Option of Holders — Asset Sales”;

(3) if CCA designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon Legal Defeasance or Covenant Defeasance of the notes, as described in “— Legal Defeasance and Covenant Defeasance.”

Optional Redemption

      At any time on or prior to May 1, 2005, CCA may on any one or more occasions redeem up to 35% of the aggregate principal amount of outstanding notes issued under the indenture at a redemption price of 109.875% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by CCA and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

      Except pursuant to the preceding paragraph, the notes will not be redeemable at CCA’s option prior to May 1, 2006.

      Beginning May 1, 2006, CCA may, at its option, redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on May 1 of the years indicated below:

Year	Percentage

2006	104.938%
2007	102.469%
2008 and thereafter	100.000%

For a description of the procedures applicable to a redemption of all or part of the notes pursuant to the provisions of the indenture described in this section, see “— Selection and Notice.”

Mandatory Redemption

      CCA is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, each Holder of notes will have the right to require CCA to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, CCA will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within 10 business days following any Change of Control, CCA will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. CCA will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, CCA will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

      On the Change of Control Payment Date, CCA will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by CCA.

      The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      CCA will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The provisions described above that require CCA to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that CCA repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      CCA will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by CCA and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of CCA and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require CCA to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of CCA and its Subsidiaries taken as a whole to another Person or group may be uncertain.

      The Credit Agreement contains, and other Indebtedness of CCA may contain, prohibitions on the occurrence of events that would constitute a Change of Control or require that Indebtedness be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require CCA to repurchase the Notes upon a Change of Control would cause a default under the Credit Agreement and other Indebtedness even if the Change of Control itself does not.

      If a Change of Control Offer occurs, there can be no assurance that CCA will have available funds sufficient to make the Change of Control Payment for all of the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event CCA is required to purchase outstanding notes pursuant to a Change of Control Offer, CCA expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations and any other obligations in respect of its other indebtedness. However, there can be no assurance that CCA would be able to obtain necessary financing. See “Risk Factors — Risks Related to this Offering — We will be required to repurchase all or a portion of the notes upon a change of control.”

     Asset Sales

      CCA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(1) CCA (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to (a) the fair market value of the assets (other than Designated Assets) or Equity Interests issued or sold or otherwise disposed of and (b) the Designated Asset Value of the Designated Assets sold or otherwise disposed of;

(2) the fair market value or Designated Asset Value, as applicable, is determined by CCA’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by CCA or such Restricted Subsidiary is in the form of cash. For purposes of this clause (3) only, each of the following will be deemed to be cash:

(a) any liabilities, as shown on CCA’s or such Restricted Subsidiary’s most recent balance sheet, of CCA or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases CCA or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by CCA or any such Restricted Subsidiary from such transferee that are converted within 90 days of the applicable Asset Sale by CCA or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion;

(c) 100% of the securities, notes or other obligations or Indebtedness actually received by CCA as consideration for the sale or other disposition of a Designated Asset pursuant to the terms of a Designated Asset Contract, but only to the extent that such securities, notes or other obligations or Indebtedness were explicitly required to be included, or permitted to be included solely at the option of the purchaser, in such consideration pursuant to the terms of the applicable Designated Asset Contract; and

(d) 100% of the Indebtedness actually received by CCA as consideration for the sale or other disposition of an Unoccupied Facility.

      Notwithstanding the foregoing, CCA and its Restricted Subsidiaries may engage in Asset Swaps; provided that, (1) immediately after giving effect to such Asset Swap, CCA would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and (2) the Board of Directors of CCA determines that the fair market value of the assets received by CCA in the Asset Swap is not less than the fair market value of the assets disposed of by CCA in such Asset Swap and such determination is evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the trustee.

      Within 360 days after the receipt of any Net Proceeds from an Asset Sale, CCA may apply those Net Proceeds:

(1) to repay permanently Indebtedness under a Credit Facility and, if the Indebtedness permanently repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

(3) to make a capital expenditure (provided, that the completion of (i) construction of new facilities, (ii) expansions to existing facilities, and (iii) repair or reconstruction of damaged or destroyed facilities which commences within 360 days after the receipt of any Net Proceeds from an Asset Sale by CCA may extend for an additional 360 day period if the Net Proceeds to be used for such construction, expansion or repair are committed to and set aside specifically for such activity within 360 days of their receipt);

(4) to acquire other long-term assets that are used or useful in a Permitted Business; or

(5) with respect to the sale of the Northeast Ohio Correctional Facility in Youngstown, Ohio, CCA may use 50% of the Net Proceeds from such sale to repurchase, redeem or otherwise acquire or retire for value shares of CCA’s Series B Preferred Stock.

      Pending the final application of any Net Proceeds, CCA may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture. For avoidance of doubt, prior to being required to permanently reduce revolving credit facility commitments CCA shall have the option of making an Asset Sale Offer in accordance with the terms of the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, CCA will make an Asset Sale Offer to all Holders of notes and, at CCA’s option, all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, CCA may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      CCA will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, CCA will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

      The agreements governing CCA’s other Indebtedness contain prohibitions of certain events, including certain types of Asset Sales. In addition, the exercise by the Holders of notes of their right to require CCA to repurchase the notes in connection with an Asset Sale Offer could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchases on CCA. Finally, CCA’s ability to pay cash to the Holders of notes upon a repurchase may be limited by CCA’s then existing financial resources. See “Risk Factors — Risks Related to this Offering — We will be required to repurchase all or a portion of the notes upon a change of control.”

      For a description of the procedures applicable to a redemption of all or a part of the notes pursuant to the provisions of the indenture described in this section, see “— Selection and Notice.”

Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis (based on amounts tendered), by lot or by such method as the trustee deems fair and appropriate.

      No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

     Restricted Payments

      CCA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of CCA’s, or any Restricted Subsidiary’s, Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving CCA or any Restricted Subsidiary) or to the direct or indirect holders of CCA’s or any Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends or distributions (i) payable in Equity Interests (other than Disqualified Stock) of CCA or (ii) payable to CCA and/or a Restricted Subsidiary of CCA);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving CCA) any Equity Interests of CCA;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is expressly subordinated to the notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) CCA would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by CCA and its Restricted Subsidiaries after the date of the indenture (excluding

Restricted Payments permitted by clauses (2), (3), (4), (5), (7), (8) and (9) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income After Preferred Cash Dividend of CCA, for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of CCA’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds received by CCA since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of CCA (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of CCA that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of CCA), plus

(c) to the extent that any Restricted Investment (other than a Restricted Investment permitted by clause (5) of the next succeeding paragraph) that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(d) to the extent that any Unrestricted Subsidiary of CCA is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of CCA’s Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus

(e) $10 million.

      So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of CCA or any Guarantor or of any Equity Interests of CCA in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of CCA) of, Equity Interests of CCA (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of CCA or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of CCA to the holders of its Equity Interests on a pro rata basis;

(5) (a) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of CCA or any Restricted Subsidiary of CCA or any parent of CCA held by any existing or former employees of CCA or any Subsidiary of CCA or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause will not exceed $2.5 million in the aggregate during any calendar year and $10 million in the aggregate for all such redemptions and repurchases; provided further, that CCA may carry-forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year, the amount of such redemptions or repurchases permitted to have been made but not made in any preceding calendar year; provided further that such amount in any calendar year may be increased by an amount not to exceed (i) the cash proceeds from the sale of Capital Stock of CCA to existing or former employees of CCA or any Subsidiary of CCA after the date the notes are originally issued (to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(b) of the preceding paragraph) plus (ii) the cash proceeds of key man life insurance policies received by CCA and its Subsidiaries after the date the notes are originally issued less (iii) the amount of any Restricted Payments previously made pursuant to clause (i) and (ii) of this clause (5)(a); and

(b) loans or advances to employees or directors of CCA or any Subsidiary of CCA the proceeds of which are used to purchase Capital Stock of CCA, in an aggregate amount not in excess of $10.0 million at any one time outstanding;

(6) the declaration and payment by CCA of a dividend consisting of Qualified Trust Preferred Stock with a fair market value that is not greater than is necessary in order to preserve CCA’s eligibility to elect REIT status with respect to its 1999 taxable year;

(7) the repurchase, redemption or other acquisition or retirement for value of up to $130.0 million in liquidation preference of the Series B Preferred Stock if CCA would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) repurchases of Equity Interests of CCA deemed to occur upon the exercise of stock options if such Equity Interests represent a portion of the exercise price thereof;

(9) the declaration and payment of dividends on CCA’s Series A Preferred Stock and Series B Preferred Stock in accordance with terms of the Series A Preferred Stock and Series B Preferred Stock as in effect on the date of the indenture;

(10) the redemption pursuant to their terms of all MDP Notes or PMI Notes that remain outstanding on the applicable redemption date after CCA sends notice of such redemption to the holders of such notes, provided that (i) CCA converts all MDP Notes and PMI Notes pursuant to their terms upon the proper request of a holder of such notes and (ii) the fair market value of the common stock received upon such conversion (measured as of the date the notice of redemption is given) is not less than one and one half times the proceeds such holder would receive pursuant to such redemption;

(11) the repurchase, redemption or other acquisition or retirement for value of the shares of Series A Preferred Stock issued and outstanding on the Issue Date with the net proceeds from the issuance by a Qualified Trust of Qualified Trust Preferred Stock; and

(12) Restricted Payments not otherwise permitted in an amount not to exceed $25.0 million.

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by CCA or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $15.0 million. Except with respect to any Restricted Payment permitted pursuant to clauses (1)-(12) of the immediately preceding paragraph, not later than 10 days following the end of the fiscal quarter in which such Restricted Payment was made, CCA will deliver to the trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

      CCA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and CCA will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that CCA or its Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for CCA’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period;

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of Disqualified Stock, as set forth below (collectively, “Permitted Debt”):

(1) the incurrence by CCA and any Restricted Subsidiaries of Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) not to exceed $715 million;

(2) the incurrence by CCA and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by CCA and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the Exchange Notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by CCA or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of CCA or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5) the incurrence by CCA or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) or Disqualified Stock that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), or (12) of this paragraph;

(6) the incurrence by CCA or any of its Restricted Subsidiaries of intercompany Indebtedness between or among CCA and any of its Restricted Subsidiaries or the refinancing or replacement of existing intercompany Indebtedness between or among CCA and any of its Restricted Subsidiaries; provided, however, that:

(a) if CCA or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of CCA, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than CCA or a Restricted Subsidiary of CCA and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either CCA or a Restricted Subsidiary of CCA; will be deemed, in each case, to constitute an incurrence of such Indebtedness by CCA or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by CCA or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding or for hedging foreign currency exchange risk, in each case to the extent the Hedging Obligations are incurred in the ordinary course of business and not for any speculative purpose;

(8) the guarantee by CCA or any of its Restricted Subsidiaries of Indebtedness of CCA or a Restricted Subsidiary of CCA that was permitted to be incurred by another provision of this covenant;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of CCA as accrued interest;

(10) the incurrence by CCA or any of its Restricted Subsidiaries of Indebtedness, including Indebtedness represented by letters of credit for the account of CCA or any Restricted Subsidiary, incurred in respect of workers’ compensation claims, self-insurance obligations, performance, proposal, completion, surety and similar bonds and completion guarantees provided by CCA or any of its Restricted Subsidiaries in the ordinary course of business; provided, that the underlying obligation to perform is that of CCA and its Restricted Subsidiaries and not that of CCA’s Unrestricted Subsidiaries; provided further, that such underlying obligation is not in respect of borrowed money;

(11) the issuance of Series B Preferred Stock by CCA solely for the purpose of the payment of dividends to the holders of the Series B Preferred Stock made in accordance with CCA’s Amended and Restated Charter;

(12) the incurrence by CCA or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (12), not to exceed $60.0 million;

(13) the incurrence by CCA or any of its Restricted Subsidiaries of Indebtedness, including but not limited to Indebtedness represented by letters of credit for the account of CCA or any Restricted Subsidiary, arising from agreements of CCA or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Equity Interests of CCA or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Equity Interests for the purpose of financing such acquisition;

(14) the incurrence by CCA or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five business days of incurrence;

(15) the incurrence by CCA or a Restricted Subsidiary of Qualified Trust Indebtedness the proceeds of which are used to finance a Restricted Payment permitted by clause (6) or (11) of the second paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments;” and

(16) the incurrence by CCA of indebtedness expressly subordinated to the notes not to exceed an aggregate principal amount of $2.9 million in satisfaction of the Stockholder Litigation.

      CCA will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of CCA unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of CCA will be deemed to be contractually subordinated in right of payment to any other Indebtedness of CCA solely by virtue of being unsecured.

      For purposes of determining compliance with the provisions in the indenture relating to the “Incurrence of Indebtedness and Issuance of Preferred Stock”, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, CCA will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Liens

      CCA will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

      CCA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to CCA or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to CCA or any of its Restricted Subsidiaries;

(2) make loans or advances to CCA or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to CCA or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes, the exchange notes and the related Subsidiary Guarantees;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by CCA or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions of any contract entered into in the ordinary course of business and customary provisions restricting subletting of any interest in real property contained in any lease or easement agreement of CCA or any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Indebtedness secured by a Lien and which Indebtedness and which Lien was permitted by the indenture.

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of all or substantially all of the assets or capital stock of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition of all or substantially all of the assets or capital stock of such Restricted Subsidiary;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness with respect to dividends and other payments are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(12) any encumbrance or restriction pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of CCA or any Restricted Subsidiary.

Merger, Consolidation or Sale of Assets

      CCA shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in an assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of CCA and its Restricted Subsidiaries taken as a whole to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto:

(1) either: (a) CCA or any Restricted Subsidiary is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than CCA or any Restricted Subsidiary) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than CCA or any Restricted Subsidiary) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of CCA under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) CCA, the Restricted Subsidiary, or the other Person formed by or surviving any such consolidation or merger (if other than CCA or a Restricted Subsidiary), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

      The covenant described under this caption “Merger, Consolidation or Sale of Assets” will not apply to: (i) a sale, assignment, transfer, conveyance or other disposition of assets between or among CCA and any of its Restricted Subsidiaries; (ii) any merger of a Restricted Subsidiary into CCA or another Restricted Subsidiary; (iii) any merger of CCA into a wholly-owned Restricted Subsidiary created for the purpose of holding the Equity Interests of CCA; or (iv) a merger between CCA and a newly-created Affiliate incorporated solely for the purpose of reincorporating CCA in another State of the United States.

Transactions with Affiliates

      CCA will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to CCA or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by CCA or such Restricted Subsidiary with an unrelated Person; and

(2) CCA delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the Company of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment or indemnity agreement entered into by CCA or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of CCA or such Restricted Subsidiary;

(2) transactions between or among CCA and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of CCA solely because CCA owns an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors fees to Persons who are not otherwise Affiliates of CCA;

(5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of CCA;

(6) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments”; and

(7) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of employment arrangements, stock options and stock ownership plans and other reasonable fees, compensation, benefits and indemnities paid or entered into by CCA or any of its Restricted Subsidiaries in the ordinary course of business to or with officers, directors or employees of CCA and its Restricted Subsidiaries.

Additional Subsidiary Guarantees

      If any Subsidiary of CCA that is not a Guarantor enters into a Guarantee of a Credit Facility or any part of the Indebtedness created under Credit Facilities permitted to be incurred pursuant to clause (1) of the second paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”, then that Subsidiary will become a Guarantor and will execute a supplemental indenture and deliver an Opinion of Counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by CCA and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be Investments made as of the time of the designation, subject to the limitations on Restricted Payments. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Sale and Leaseback Transactions

      CCA will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that CCA or any Guarantor may enter into a Sale and Leaseback Transaction if:

(1) CCA or that Guarantor, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens;”

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an Officers’ Certificate delivered to the trustee, of the property that is the subject of that Sale and Leaseback Transaction; and

(3) the transfer of assets in that Sale and Leaseback Transaction is permitted by, and CCA applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

Business Activities

      CCA will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to CCA and its Restricted Subsidiaries taken as a whole.

Payments for Consent

      CCA will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

      Whether or not required by the Commission, so long as any notes are outstanding, CCA will furnish to the Holders of notes, within 5 days of the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial and other information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if CCA were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by CCA’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if CCA were required to file such reports.

      In addition, following the consummation of the exchange offer, whether or not required by the Commission, CCA will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors upon request. In addition, CCA and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, if any such information is required to be delivered.

      If CCA has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of CCA and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of CCA.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by CCA or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by CCA or any Guarantor for 60 consecutive days after notice to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by CCA or any

Restricted Subsidiaries (or the payment of which is guaranteed by CCA or any Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more, provided that the any default described in clause (a) or (b) above on the MDP Notes shall not constitute an Event of Default pursuant to this clause (5) so long as CCA cures such default within 30 days of a final judgment by a court of competent jurisdiction that such default on the MDP Notes exists or that any alleged unpaid principal or interest on the MDP Notes is due and owing, which judgment is not stayed, paid or discharged within such 30 day period;

(6) failure by CCA or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to CCA or any of its Restricted Subsidiaries.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to CCA, or any Restricted Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

      The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

      CCA is required to deliver to the trustee annually a written statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, CCA is required to deliver to the trustee a written statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of CCA or any Guarantor, as such, will have any liability for any obligations of CCA or the Guarantors under the notes, the indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      CCA may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) CCA’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and CCA’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

      In addition, CCA may, at its option and at any time, elect to have the obligations of CCA and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described below under the caption “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) CCA must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and CCA must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, CCA has delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) CCA has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, CCA has delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which CCA or any of its Subsidiaries is a party or by which CCA or any of its Subsidiaries is bound;

(6) CCA must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by CCA with the intent of preferring the Holders of notes over the other creditors of CCA or with the intent of defeating, hindering, delaying or defrauding creditors of CCA or others; and

(7) CCA must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in currency other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any Holder of notes, CCA, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of CCA’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of CCA’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder; or

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to CCA, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and CCA or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which CCA or any Guarantor is a party or by which CCA or any Guarantor is bound;

(3) CCA or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) CCA has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

      In addition, CCA must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of CCA or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as described in the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to CCA’s Investor Relations Department at 10 Burton Hills Boulevard, Nashville, Tennessee 37215.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

      “Amended and Restated Charter” means the Amended and Restated Charter of CCA adopted on September 29, 2000.

      “Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights of CCA and/or any Restricted Subsidiary, other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of CCA and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of CCA’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

      Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves the sale of assets or the issuance or sale of Equity Interests of a Restricted Subsidiary having a fair market value of less than $5.0 million;

(2) a transfer of assets between or among CCA and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to CCA or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents; and

(6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Asset Swap” means an exchange of assets other than cash, Cash Equivalents or Equity Interests of CCA or any Subsidiary by CCA or a Restricted Subsidiary of CCA for:

(1) one or more Permitted Businesses;

(2) a controlling equity interest in any Person whose assets consist primarily of one or more Permitted Businesses; and/or

(3) one or more real estate properties.

      “Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) (“Government Securities”) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of CCA and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the approval by the holders of the Voting Stock of CCA of a plan relating to the liquidation or dissolution of CCA or if no such approval is required the adoption of a plan relating to the liquidation or dissolution of CCA by its Board of Directors;

(3) the consummation of any transaction (including without limitation any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of CCA;

(4) CCA consolidates with, or merges with or into, any Person, or any Person consolidated with, or merger with or into, CCA, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of CCA or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of CCA outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a 45% or more of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance); or

(5) the first day on which a majority of the members of the Board of Directors of CCA are not Continuing Directors.

      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

(4) the cumulative effect of a change in accounting principles will be excluded; and

(5) the Net Income or loss of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

      “Consolidated Net Income After Preferred Cash Dividend” means the difference between the Consolidated Net Income of CCA and the aggregate amount of payment of any cash dividends to the holders of CCA’s Series A Preferred Stock or CCA’s Series B Preferred Stock.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CCA who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

      “Credit Agreement” means that certain Third Amended and Restated Credit Agreement, by and among CCA and Lehman Commercial Paper, Inc., and other parties thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, (and/or amended and restated) modified, renewed, refunded, replaced or refinanced from time to time, in whole or in part, with the same or different lenders (including, without limitation, any amendment, amendment and restatement, modification, renewal, refunding, replacement or refinancing that increases the maximum amount of the loans made or to be made thereunder).

      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, (and/or amended and restated) restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

      “Damages Payment Date” shall have the meaning given to such term in the proposed form of registration rights agreement.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Designated Assets” means those correctional facilities owned by CCA that are located in San Diego, California; Walsenburg, Colorado; Nichols, Georgia; Alamo, Georgia; Tutweiler, Mississippi; Shelby, Montana; Cushing, Oklahoma; Holdenville, Oklahoma; Memphis, Tennessee; and Washington, DC, in each case so long as, and to the extent that, CCA or a Restricted Subsidiary has granted an option to purchase such facility (or provided for the reversion of CCA’s ownership interest in all or a portion of such facility) pursuant to a Designated Asset Contract.

      “Designated Asset Contract” means each of the following contracts pursuant to which CCA has granted (a) an option to purchase a Designated Asset for the Designated Asset Value or (b) a right of reversion of all or a portion of CCA’s ownership in such Designated Assets, in each case as in effect on the Issue Date: Standard Form Lease Agreement, East Mesa Detention Facility, dated October 30, 1997, between the County of San Diego and CCA; Lease Agreement, dated April 30, 1996, between Huerfano County and CCA; Request for Proposal Number 0467-019-955259 Issues on Behalf of the Georgia Department of Corrections re: Bid of Private Prisons in Coffee and Wheeler Counties; Contract No. 467-019-955259-1, dated July 24, 1996, between the Georgia Department of Corrections and CCA; Contract No. 467-019-955259-2, dated July 24, 1996, between the Georgia Department of Corrections and CCA; Agreement, dated October 6, 1998, between the Tallahatchie County Correctional Authority and CCA, as amended by that certain Amendment No. 1 to Agreement dated May 18, 2000, between the Tallahatchie County Correctional Authority and CCA; Contract for Facility Development — Design, Build, dated July 22, 1998, between the Montana Department of Corrections and CCA; Contractual Agreement, dated July 1, 1997, between the State of Oklahoma Department of Corrections and CCA; Correctional Services Contract, dated July 1, 1998, between the State of Oklahoma Department of Corrections and CCA; Lease Agreement, dated April 15, 1985, between the County of Shelby and CCA; Contract, dated February 25, 1986, between the Tennessee Department of Finance and Administration and CCA; and Lease Agreement, dated January 1997, between the District of Columbia and CCA.

      “Designated Asset Value” means the aggregate consideration specified in a Designated Asset Contract to be received by CCA upon the exercise of an option to acquire a Designated Asset pursuant to the terms of a Designated Asset Contract.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require CCA to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that CCA may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Domestic Subsidiary” means any Restricted Subsidiary of CCA that was formed under the laws of the United States or any state of the United States (but not the laws of Puerto Rico) or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of CCA.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Existing Indebtedness” means the Indebtedness of CCA and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

      “Equity Offering” means an offering by a Person of its shares of Equity Interests (other than Disqualified Stock) however designated and whether voting or non-voting, and any and all rights, warrants or options to acquire such Equity Interests (other than Disqualified Stock).

      “Event of Default” means any event that is described under the caption —“Events of Defaults and Remedies.”

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations, but excluding amortization of debt issuance costs and original issue discount and other non-cash interest payments; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than (i) dividends on Equity Interests payable in Equity Interests of CCA (other than Disqualified Stock), (ii) dividends to CCA or a Restricted Subsidiary of CCA, or (iii) up to $10,750,000 paid on January 15, 2002 as accrued but unpaid dividends in arrears on shares of CCA’s Series A Preferred Stock, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local effective cash tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession as amended and/or modified from time to time.

      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness, but not any Indebtedness of CCA under the Forward Delivery Deficits Agreement, dated as of September 25, 1997, by and between CCA and First Union National Bank, as trustee, or under the Debt Service Deficits Agreement, dated as of January 1, 1997, by and between CCA and Hardeman County Correctional Facilities Corporation, each as in effect on the Issue Date, provided that and for so long as such Indebtedness is not required to be classified as debt of CCA or any Restricted Subsidiary pursuant to GAAP.

      “Guarantors” means each of:

(1) the Guarantors named under “— Subsidiary Guarantees” above; and

(2) any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness; and

(3) with respect to Hedging Obligations, the amount of Indebtedness required to be recorded as a liability in accordance with GAAP.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP and include the designation of a Restricted Subsidiary as an Unrestricted Subsidiary. If CCA or any Subsidiary of CCA sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of CCA such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of CCA, CCA will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by CCA or any Subsidiary of CCA of a Person that holds an Investment in a third Person will be deemed to be an Investment by CCA or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “MDP Notes” means those certain 10.0% Convertible Subordinated Notes due December 31, 2008 issued pursuant to that certain Note Purchase Agreement, dated as of December 31, 1998, as amended on June 30, 2000, between CCA, on the one hand, and MDP Ventures IV, LLC and certain affiliated purchasers, on the other hand.

      “Net Income” means, with respect to any specified Person for any period, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss;

(3) any loss resulting from impairment of goodwill recorded on the consolidated financial statement of a Person pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets;”

(4) any loss resulting from the change in fair value of a derivative financial instrument pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities;” and

(5) amortization of debt issuance costs.

      “Net Proceeds” means the aggregate cash proceeds received by CCA or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither CCA nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of CCA or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of CCA or any of its Restricted Subsidiaries.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Permitted Business” means the business conducted by CCA and its Restricted Subsidiaries on the date of the indenture and businesses reasonably related thereto or ancillary or incidental thereto or a reasonable extension thereof, including the privatization of governmental services.

      “Permitted Investments” means:

(1) any Investment in CCA or in a Restricted Subsidiary of CCA that is a Guarantor;

(2) any Investment in cash or Cash Equivalents;

(3) any Investment by CCA or any Restricted Subsidiary of CCA in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of CCA and a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, CCA or any Restricted Subsidiary of CCA that is a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of CCA;

(6) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7) Hedging Obligations; and

(8) other Investments in any other Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) not to exceed $35.0 million;

(9) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(10) loans or advances to employees made in the ordinary course of business of CCA or any Restricted Subsidiary not to exceed $5.0 million outstanding at any one time for all loans or advances under this clause (10);

(11) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to CCA or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(12) Investments in existence on the date of the indenture;

(13) Guarantees issued in accordance with the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(14) Investments that are made with Equity Interests of CCA (other than Disqualified Stock of CCA).

      “Permitted Liens” means:

(1) Liens on real or personal property of CCA and any Guarantor securing Indebtedness and other Obligations under Credit Facilities that were permitted by the terms of the indenture to be incurred;

(2) Liens in favor of CCA or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with CCA or any Restricted Subsidiary of CCA; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with CCA or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by CCA or any Restricted Subsidiary of CCA, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens securing Permitted Refinancing Indebtedness; provided that any such Lien does not extend to or cover any property, Capital Stock or Indebtedness other than the property, shares or debt securing the Indebtedness so refunded, refinanced or extended;

(10) Attachment or judgment Liens not giving rise to a Default or an Event of Default;

(11) Liens on the Capital Stock of Unrestricted Subsidiaries;

(12) Liens incurred in the ordinary course of business of CCA or any Subsidiary of CCA with respect to obligations that do not exceed $15.0 million at any one time outstanding;

(13) pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which CCA or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of CCA or any Restricted Subsidiary or deposits or cash or Government Securities to secure surety or appeal bonds to which CCA or any Restricted Subsidiary is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(14) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions; if any, as shall be required by GAAP shall have been made in respect thereof;

(15) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of CCA or a Restricted Subsidiary or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of CCA or such Restricted Subsidiary;

(16) Liens securing Hedging Obligations so long as the related Indebtedness is secured by a Lien on the same property securing such Hedging Obligations;

(17) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of CCA or any of its Restricted Subsidiaries; and

(18) normal customary rights of setoff upon deposits of cash in favor of banks or other depository institutions.

      “Permitted Refinancing Indebtedness” means any Indebtedness of CCA or any of its Restricted Subsidiaries issued in repayment of, exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, repay, defease or refund other Indebtedness of CCA or any of its Restricted Subsidiaries (other than intercompany Indebtedness and Disqualified Stock of CCA or a Restricted Subsidiary); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, repaid, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded; and

(4) such Indebtedness is incurred either by CCA or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, repaid, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “PMI Notes” means those certain 8.0% Convertible Subordinated Notes due February 28, 2005 issued pursuant to that certain Note Purchase Agreement, dated as of December 31, 1998, as amended on June 30, 2000 and on March 5, 2001, between CCA and PMI Mezzanine Fund, L.P.

      “Qualified Trust” means a trust or other special purpose vehicle formed for the sole purpose of, and which is limited by its charter or other organizational documents to conduct no business other than, issuing Qualified Trust Preferred Stock and lending the proceeds from such issuance to CCA.

      “Qualified Trust Indebtedness” means Indebtedness of CCA or a Restricted Subsidiary to a Qualified Trust (a) in an aggregate principal amount not exceeding the amount of funds raised by such trust from the issuance of Qualified Trust Preferred Stock and (b) that by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the Qualified Trust or the holder of any Qualified Trust Preferred Stock), or upon the happening of any event, does not mature and is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Qualified Trust or any holder of the Qualified Trust Preferred Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided that such Qualified Trust Indebtedness may be redeemed pursuant to its terms upon a change of control of CCA if the terms of such Qualified Trust Indebtedness (a) define a “change of control” in a manner that is not more expansive than the definition contained in the indenture and (b) explicitly provide that no payment shall be made with respect to such indebtedness upon a change of control unless and until CCA has complied with the provisions described above under “— Repurchase at the Option of Holders — Change of Control” and purchases all notes properly tendered and not withdrawn pursuant to a Change of Control Offer to the extent required by the indenture.

      “Qualified Trust Preferred Stock” means a preferred stock or preferred interest in a Qualified Trust the net proceeds from the issuance of which are used to finance Qualified Trust Indebtedness and that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Qualified Trust Preferred Stock), or upon the happening of any event, does not mature and is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Qualified Trust Preferred Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of CCA means any Subsidiary of CCA that is not an Unrestricted Subsidiary.

      “Sale and Leaseback Transaction” means any direct or indirect arrangement relating to property now owned or hereafter acquired whereby CCA or a Restricted Subsidiary transfers such property to another Person and CCA or a Restricted Subsidiary leases it from such Person other than a lease properly characterized pursuant to GAAP as a capital lease obligation.

      “Series A Preferred Stock” means the 8% Series A Cumulative Preferred Stock of CCA described in CCA’s Amended and Restated Charter.

      “Series B Preferred Stock” means the Series B Cumulative Convertible Preferred Stock of CCA described in CCA’s Amended and Restated Charter.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Stockholder Litigation” means that certain action styled Dasburg, S.A. v. Corrections Corporation of America, et al., Civil Action No. 98-2391-III, filed in the Chancery Court for the State of Tennessee, Twentieth District, Davidson County, and constituting the state court portion of previously outstanding federal and state stockholder litigation against CCA.

      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      “Unoccupied Facility” means any prison facility owned by CCA or a Restricted Subsidiary which for the twelve month period ending on the date of measurement has had an average occupancy level of less than 15%.

      “Unrestricted Subsidiary” means any Subsidiary of CCA that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with CCA or any Restricted Subsidiary of CCA unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to CCA or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of CCA;

(3) is a Person with respect to which neither CCA nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of CCA or any of its Restricted Subsidiaries.

      Any designation of a Subsidiary of CCA as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of CCA as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” CCA will be in default of such covenant. The Board of Directors of CCA may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of CCA of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, or liquidation preference, as the case may be, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding aggregate principal amount or liquidation preference, as the case may be, of such Indebtedness.

Form of Registered Notes

      The certificates representing the notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC’s nominee, in the form of a global note. Holders of the notes will own book-entry interests in the global note evidenced by records maintained by DTC.

      Book-entry interests may be exchanged for certificated notes of like tenor and equal aggregate principal amount, if

(1) DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary within 90 days,

(2) we provide for the exchange pursuant to the terms of the indenture, or

(3) we determine that the book-entry interests will no longer be represented by global notes and we execute and deliver to the trustee instructions to that effect.

      As of the date of this prospectus, no certificated notes are issued and outstanding.

FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the material U.S. federal income tax considerations relating to the exchange of old notes for registered notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange. This summary is limited to holders of old notes who hold the old notes as “capital assets” (in general, assets held for investment). Special situations, such as the following, are not addressed:

•	tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders whose “functional currency” is not the U.S. dollar;

•	tax consequences to persons who hold notes through a partnership or similar pass-through entity;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Consequences of Tendering Notes

      We believe the exchange of your old notes for registered notes in the exchange offer will not constitute an exchange for federal income tax purposes. Accordingly, we believe the exchange offer will have no federal income tax consequences to you if you exchange your old notes for registered notes. For example, there will be no change in your tax basis and your holding period will carry over to the registered notes. In addition, the federal income tax consequences of holding and disposing of your registered notes will also be the same as those applicable to your old notes.

      The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of exchanging old notes for registered notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives registered notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer registered notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of registered notes received in the exchange offer, where the notes were acquired as a result of market-making activities or other trading activities and may be used by us to purchase any notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such a resale.

      We will not receive any proceeds from any sale of registered notes by broker-dealers. Registered notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Such a resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from such a broker-dealer and/or the purchasers of any of the registered notes. Any broker-dealer that resells registered notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of the notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on such a resale of the notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchasers of the old notes, other than commissions or concessions of any brokers or dealers, and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      Certain legal matters in connection with the exchange offer will be passed upon for us by Stokes Bartholomew Evans & Petree, P.A., Nashville, Tennessee.

INDEPENDENT PUBLIC ACCOUNTANTS

      The combined and consolidated financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 incorporated by reference into this prospectus have been included in reliance on the report of Arthur Andersen LLP, independent certified public accountants, given authority of said firm as experts in auditing and accounting. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for derivative financial instruments effective January 1, 2001 as discussed in note 17 to the combined and consolidated financial statements. Arthur Andersen has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file Arthur Andersen’s consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

Offer to Exchange

up to $250,000,000 of 9 7/8% Senior Notes due 2009
for
up to $250,000,000 of 9 7/8% Senior Notes due 2009
that have been registered under the Securities Act of 1933

        Each broker-dealer registered as such under the Securities Exchange Act of 1934 that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. The letter of transmittal that accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date of the exchange offer, or such shorter period as will terminate when all registered notes held by broker-dealers that receive registered notes for their own account or initial purchasers of the outstanding securities have been sold pursuant to this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any resale of registered notes received by a broker-dealer for its own account. See “Plan of Distribution.”

PROSPECTUS

September      , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

Maryland Registrant

      Article VI of the Amended and Restated Charter of Corrections Corporation of America (“CCA” or the “Company”) provides that, to the maximum extent that Maryland law from time to time permits limitation of liability of directors or officers of corporations, no person who at any time was or is a director or officer of the Company shall be personally liable to the Company or its stockholders for money damages.

      Section 2-418 of the Maryland General Corporation Law (the “MGCL”) generally permits indemnification of any director made a party to any proceedings by reason of service as a director unless it is established that: (i) the act or omission of such person was material to the matter giving rise to the proceedings and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceedings, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may include judgments, penalties, fines, settlements and reasonable expenses (including attorneys’ fees) actually incurred by the director in connection with the proceeding; but, if the proceeding is one by, or in the right of, the corporation, indemnification is not permitted with respect to any proceeding in which the director has been adjudged to be liable to the corporation, or if the proceeding is one charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, indemnification of the director is not permitted if the director was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the director failed to meet the requisite standard of conduct for permitted indemnification.

      Under the provisions of the Company’s bylaws, the Company is required to indemnify a current or former director or officer for reasonable expenses incurred if such individual has been successful, on the merits or otherwise, in defense of any proceeding arising out of such individual’s official capacity. Under the provisions of its bylaws, the Company is also required to indemnify any current or former director, or any current or former officer in any proceeding arising out of such individual’s official capacity, unless it is established that:

•	the proceeding involves an act or omission of such individual which was material to the matter giving rise to the proceeding and was either (i) committed in bad faith; or (ii) was the result of active and deliberate dishonesty;

•	the individual actually received an improper personal benefit in money, property or services; or

•	in the case of a criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful.

      In addition, under Maryland law, the Company is required to indemnify a current or former director or officer in any proceeding arising out of such individual’s official capacity if a court of appropriate jurisdiction determines such individual is entitled to indemnification.

      Under Maryland law, any such indemnification may be against judgments, penalties, settlements and reasonable expenses actually incurred in connection with the proceeding. However, if the proceeding is one by or in the right of the corporation, the Company may not provide indemnification with respect of any proceeding in which the individual is adjudged liable to the corporation. In addition, if the proceeding is one charging improper personal benefit to the individual whether or not involving action in the director’s official capacity, indemnification is not permitted if the director is adjudged to be liable on the basis that personal benefit was improperly received.

      Under the Company’s bylaws, the Company shall pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a current or former director or officer, if such individual affirms in good faith that he or she has satisfied the applicable standard of conduct necessary for indemnification and agrees to repay amounts paid to such individual if it is determined that such standard is not met. Under the Company’s bylaws, the Company may also provide to directors or officers additional indemnification or payment or reimbursement of expenses to the fullest extent permitted by Maryland law for directors of Maryland corporations.

      Indemnification under the provisions of Maryland law is not deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, bylaws, any resolution of stockholders or directors, any agreement or otherwise.

      The statute permits a Maryland corporation to indemnify its officers, employees and agents to the same extent as its directors. The Company’s bylaws provide that (i) the Company may, with the approval of its board of directors, indemnify any employee or agent of the Company (or a predecessor) to the extent to which the Company is required to indemnify its directors and officers and (ii) the Company must indemnify its officers to the same extent it indemnifies directors.

      The Company maintains directors’ and officers’ liability insurance to insure against losses arising from claims made against its directors and officers, subject to the limitations and conditions set forth in such policies.

Tennessee Registrants

      CCA of Tennessee, Inc., Prison Realty Management, Inc. and Technical Business Institute of America, Inc. (collectively, the “Tennessee Corporate Registrants”) are corporations incorporated under the laws of the state of Tennessee. The Tennessee Business Corporation Act (“TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation.

      The charter of each of the Tennessee Corporate Registrants provides that such registrant shall indemnify its officers and directors to the fullest extent allowed by the TBCA.

      The bylaws of each of the Tennessee Corporate Registrants provide that such registrant shall indemnify its officers and directors to the fullest extent allowed by the Tennessee Business Corporation

Act. In addition, the bylaws of each Tennessee Corporate Registrant authorize the corporation to purchase and maintain insurance for any individual who is or was a director, officer, employee, or agent of the Company, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation’s board of directors or its president as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. The Company maintains policies insuring the officers and directors of the Tennessee Corporate Registrants for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended. TransCor America, LLC is a limited liability company formed in the state of Tennessee. Section 48-243-101 of the Tennessee Limited Liability Company Act provides that a limited liability company may indemnify governors, officers and members of the limited liability company against liability if (1) the individual acted in good faith and (2) reasonably believed that such individual’s conduct in his or her official capacity was in the best interest of the limited liability company and in all other cases that such individual’s conduct was at least not opposed to the best interests of the limited liability company and (3) in a criminal proceeding, the individual had no cause to believe such individual’s conduct was unlawful. Section 48-243-101(b) also provides that unless otherwise provided by its articles of organization, a limited liability company may not indemnify a responsible person in connection with a proceeding to which the responsible person was adjudged liable to the limited liability company or in connection with a proceeding whereby such responsible person is adjudged liable to the limited liability company for receiving an improper personal benefit. Section 48-243-101(c) provides that unless otherwise provided by its articles of organization, a limited liability company shall indemnify a responsible person who was wholly successful in the defense of a proceeding against that person as a responsible person for the limited liability company.

      Section 48-243-101(h) authorizes a limited liability company to purchase and maintain insurance on behalf of any person who is or was a responsible person, manager, employee, independent contractor, or agent of the limited liability company, or who while a responsible person, manager, employee, independent contractor, or agent of the limited liability company, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the limited liability company would otherwise have the power to indemnify him under Section 48-243-101(b) – (c). The Company maintains policies insuring the officers of TransCor America, LLC for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

      Section 48-243-101(i) prohibits indemnification if a responsible person is adjudged liable for a breach of the duty of loyalty to the limited liability company or its members or for acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law.

      The Articles of Organization and the Operating Agreement of TransCor America, LLC provides that TransCor America, LLC shall indemnify its member and all of its officers to the fullest extent of and in accordance with the Tennessee Limited Liability Act.

      The bylaws of the Company also provide that to the maximum extent permitted by Maryland law the Company shall indemnify any director and officer of the Company who serves at the express request of the Company as an officer or director of another corporation or other enterprise, subject to the limitations set forth in the bylaws of the Company as previously described.

Delaware Registrant

      CCA International, Inc. is a corporation incorporated under the laws of the state of Delaware. Section 145 of the Delaware General Corporation Law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring the officers and directors of CCA International, Inc. against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

      CCA International, Inc.’s Certificate of Incorporation eliminates in certain circumstances the monetary liability of directors of CCA International, Inc. for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (1) for a breach of the director’s duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law); or (4) for transactions from which the director derived an improper personal benefit.

      Article VIII of the bylaws of CCA International, Inc. provides that the corporation will indemnify its present and former directors and officers against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions to the fullest extent permitted or authorized by the General Corporation Law of Delaware.

      The bylaws of the Company also provide that to the maximum extent permitted by Maryland law the Company shall indemnify any director and officer of the Company who serves at the express request of the Company as an officer or director of another corporation, subject to the limitations set forth in the bylaws of the Company as previously described.

Item 21.     Exhibits and Financial Statement Schedule

      (a) Exhibits

Exhibit
Number		Description

4.1*		Indenture, dated as of May 3, 2002 between the registrants and State Street Bank and Trust Company with respect to the Company’s 9 7/8% Senior Notes due 2009 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on May 7, 2002).
3.1*		Amended and Restated Charter of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-K filed with the Commission on April 17, 2001).
3.2*		Amendment to the Amended and Restated Charter of the Company effecting the reverse stock split of the Company’s common stock and a related reduction in the stated capital stock of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed with the Commission on August 13, 2001).
3.3*		Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 10-K filed with the Commission on April 17, 2001).
3.4*	*	Charter of CCA of Tennessee, Inc., as amended.
3.5*	*	Bylaws of CCA of Tennessee, Inc.
3.6*	*	Charter of Prison Realty Management, Inc.
3.7*	*	Bylaws of Prison Realty Management, Inc.
3.8*	*	Charter of Technical and Business Institute of America, Inc., as amended.
3.9*	*	Bylaws of Technical and Business Institute of America, Inc.
3.10	**	Articles of Organization of TransCor America, LLC.
3.11	**	Operating Agreement of TransCor America, LLC.
3.12	**	Certificate of Incorporation of CCA International, Inc.
3.13	**	Bylaws of CCA International, Inc.
5.1*	*	Opinion of Stokes Bartholomew Evans & Petree, P.A.
10.1*		Registration Rights Agreement, dated as May 3, 2002, between the registrants and the Initial Purchasers (as defined therein) with respect to the Company’s 9 7/8% Senior Notes due 2009 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the Commission on May 7, 2002).
24.1*	*	Power of Attorney — Corrections Corporation of America (contained on signature page).
24.2*	*	Power of Attorney — CCA of Tennessee, Inc. (contained on signature page).
24.3*	*	Power of Attorney — Prison Realty Management, Inc. (contained on signature page).
24.4*	*	Power of Attorney — Technical and Business Institute of America, Inc. (contained on signature page).
24.5*	*	Power of Attorney — TransCor America, LLC (contained on signature page).
24.6*	*	Power of Attorney — CCA International, Inc. (contained on signature page).
25.1*	*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of State Street Bank and Trust Company, as Trustee.
99.1*	*	Letter of Transmittal.
99.2*	*	Notice of Guaranteed Delivery.

*	Incorporated by reference.

**	Previously filed.

Item 22.     Undertakings

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 and 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (c) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (d) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If any of the registrants is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Corrections Corporation of America has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 24th day of September, 2002.

CORRECTIONS CORPORATION OF AMERICA

By:	/s/ JOHN D. FERGUSON

John D. Ferguson
Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act, this Amendment No. 2 to its Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOHN D. FERGUSON John D. Ferguson	Chief Executive Officer and President (Principal Executive Officer), Vice Chairman of the Board of Directors and Director	September 24, 2002

/s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 24, 2002

* William F. Andrews	Chairman of the Board of Directors and Director	September 24, 2002

* Lucius E. Burch, III	Director	September 24, 2002

* John D. Correnti	Director	September 24, 2002

* John R. Horne	Director	September 24, 2002

* C. Michael Jacobi	Director	September 24, 2002

* Charles L. Overby	Director	September 24, 2002

Signature	Title	Date

* John R. Prann, Jr.	Director	September 24, 2002

* Joseph V. Russell	Director	September 24, 2002

* Henri L. Wedell	Director	September 24, 2002

* /s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr. Attorney-in-fact

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, CCA of Tennessee, Inc. has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 24th day of September, 2002.

CCA OF TENNESSEE, INC.

By:	/s/ JOHN D. FERGUSON

John D. Ferguson
Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act, this Amendment No. 2 to its Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOHN D. FERGUSON John D. Ferguson	Chief Executive Officer and President (Principal Executive Officer), Chairman of the Board of Directors and Director	September 24, 2002

/s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr.	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer) and Director	September 24, 2002

* Todd J. Mullenger	Vice President, Treasurer and Director	September 24, 2002

* /s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr. Attorney-in-fact

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Prison Realty Management, Inc. has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 24th day of September, 2002.

PRISON REALTY MANAGEMENT, INC.

By:	/s/ JOHN D. FERGUSON

John D. Ferguson
Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act, this Amendment No. 2 to its Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOHN D. FERGUSON John D. Ferguson	Chief Executive Officer and President (Principal Executive Officer), Chairman of the Board of Directors and Director	September 24, 2002

/s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr.	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer) and Director	September 24, 2002

* Todd J. Mullenger	Vice President, Treasurer and Director	September 24, 2002

* /s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr. Attorney-in-fact

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Technical and Business Institute of America, Inc. has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 24th day of September, 2002.

TECHNICAL AND BUSINESS INSTITUTE OF AMERICA, INC.

By:	/s/ JOHN D. FERGUSON

John D. Ferguson
Chief Executive Officer

      Pursuant to the requirements of the Securities Act, this Amendment No. 2 to its Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOHN D. FERGUSON John D. Ferguson	Chief Executive Officer (Principal Executive Officer), Chairman of the Board of Directors and Director	September 24, 2002

* Dennis E. Bradby	President	September 24, 2002

/s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr.	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer) and Director	September 24, 2002

* Todd J. Mullenger	Vice President, Treasurer and Director	September 24, 2002

* /s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr. Attorney-in-fact

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, TransCor America, LLC has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 24th day of September, 2002.

TRANSCOR AMERICA, LLC

By:	/s/ SHARON JOHNSON RION

Sharon Johnson Rion
Chief Manager and President

      Pursuant to the requirements of the Securities Act, this Amendment No. 2 to its Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ SHARON JOHNSON RION Sharon Johnson Rion	Chief Manager and President (Principal Executive Officer)	September 24, 2002

* Todd J. Mullenger	Vice President, Treasurer (Principal Financial and Accounting Officer)	September 24, 2002

/s/ JOHN D. FERGUSON John D. Ferguson	Chief Executive Officer and President of CCA of Tennessee, Inc., the sole member of TransCor America, LLC, a member-managed limited liability company	September 24, 2002

* /s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr. Attorney-in-fact

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, CCA International, Inc. has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 24th day of September, 2002.

CCA INTERNATIONAL, INC.

By:	/s/ JOHN D. FERGUSON

John D. Ferguson
Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act, this Amendment No. 2 to its Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOHN D. FERGUSON John D. Ferguson	Chief Executive Officer and President (Principal Executive Officer), Chairman of the Board of Directors and Director	September 24, 2002

/s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr.	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer) and Director	September 24, 2002

* Todd J. Mullenger	Vice President, Treasurer and Director	September 24, 2002

* /s/ IRVING E. LINGO, JR. Irving E. Lingo, Jr. Attorney-in-fact